            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

                                                  REGISTRATION NO. [      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                 MAIL.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    7310                                   13-3787073
      (State or Other Jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of Incorporation or Organization)            Classification Code Number)                  Identification Number)

                            ------------------------
                            11 BROADWAY, 6(TH) FLOOR
                               NEW YORK, NY 10004
                                 (212) 425-4200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------
                                  GARY MILLIN
                                   PRESIDENT
                                 MAIL.COM, INC.
                                  11 BROADWAY
                               NEW YORK, NY 10004
                                 (212) 425-4200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

             DAVID W. AMBROSIA, ESQ.                             MARC S. ROSENBERG, ESQ.
       WINTHROP, STIMSON, PUTNAM & ROBERTS                       CRAVATH, SWAINE & MOORE
              ONE BATTERY PARK PLAZA                                 WORLDWIDE PLAZA
               24 WHITEHALL STREET                                  825 EIGHTH AVENUE
             NEW YORK, NY 10004-1490                             NEW YORK, NY 10019-7575
                  (212) 858-1000                                      (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                           PROPOSED MAXIMUM       AMOUNT OF
                                                                                          AGGREGATE OFFERING     REGISTRATION
                   TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                        PRICE(1)(2)            FEE(2)
Class A Common Stock, par value $0.01 per share.........................................     $57,500,000           $15,985

(1) Includes shares that the Underwriters have the option to purchase from Mail.com solely to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED            , 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                     [LOGO]

                                          SHARES

                                 MAIL.COM, INC.

                              CLASS A COMMON STOCK

                                $      PER SHARE

                                  -----------

    We are selling       shares of Class A common stock. The underwriters named
in this prospectus may purchase up to       additional shares of Class A common
stock from Mail.com under certain circumstances.

    This is an initial public offering of Class A common stock. Mail.com
currently expects the initial public offering price to be between $         and
$         per share, and has applied to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol "MLCM".

                                 --------------

INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                                       PER SHARE       TOTAL
                                                                                       ----------  --------------
Initial Public Offering Price........................................................  $           $
Underwriting Discount................................................................  $           $
Proceeds to Mail.com (before expenses)...............................................  $           $

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
1999.

                                 --------------

SALOMON SMITH BARNEY                                    PAINEWEBBER INCORPORATED

            THE UNDERSIGNED ARE FACILITATING INTERNET DISTRIBUTION.

WIT CAPITAL CORPORATION                                           DLJDIRECT INC.
               as e-Manager

           , 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. MAIL.COM HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. MAIL.COM IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Prospectus Summary.........................................................................................           4

Risk Factors...............................................................................................           9

Use of Proceeds............................................................................................          23

Dividend Policy............................................................................................          23

Capitalization.............................................................................................          24

Dilution...................................................................................................          25

Selected Financial Data....................................................................................          26

Management's Discussion and Analysis of Financial Condition and Results of Operations......................          28

Business...................................................................................................          36

Management.................................................................................................          53

Certain Transactions.......................................................................................          64

Principal Stockholders.....................................................................................          67

Description of Capital Stock...............................................................................          69

Shares Eligible For Future Sale............................................................................          73

Underwriting...............................................................................................          75

Legal Matters..............................................................................................          76

Experts....................................................................................................          76

Where You Can Find More Information........................................................................          77

Index to Financial Statements..............................................................................         F-1

                            ------------------------

    Until             , 1999, all dealers that buy, sell or trade the Class A
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS: (1) REFLECTS THE AUTOMATIC CONVERSION OF ALL SHARES OF CONVERTIBLE PREFERRED STOCK INTO 13,161,558 SHARES OF OUR CLASS A COMMON STOCK UPON THE CLOSING OF THIS OFFERING;
(2) REFLECTS THE ISSUANCE OF 1,500,000 SHARES OF CLASS A COMMON STOCK TO CNET AND NBC UPON THE EXERCISE OF WARRANTS AT A PRICE OF $5 PER SHARE; (3) ASSUMES THE ISSUANCE OF 2,027,086 SHARES OF CLASS A COMMON STOCK AT THE CLOSING OF THIS OFFERING IN FULL SETTLEMENT OF CONTINGENT OBLIGATIONS TO ISSUE ADDITIONAL EQUITY TO OUR PREFERRED STOCKHOLDERS; AND (4) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. REFERENCES IN THIS PROSPECTUS TO "WE," "OUR," AND "US," REFER TO MAIL.COM, INC., A DELAWARE CORPORATION.

OUR COMPANY

    Mail.com is a leading global provider of email services. At the end of 1998, we were the sixth largest provider of emailboxes in the world, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census. Our basic email services are free to our members. We generate revenues from advertising, direct response marketing and e-commerce offerings, and from premium services offered to our members on a subscription basis. In February 1999, we processed approximately 100 million email messages and delivered approximately 150 million advertisements.

    We offer our members Web-based email, also known as Webmail. Webmail has several benefits when compared to traditional email. Traditional email users generally access their email only through their own individual computer. Webmail allows users to access their email through any computer or other device that has a Web browser with access to the Internet. Webmail users do not need to install or set up email software. Members obtain a permanent email address that they can keep even if they switch jobs, change their Internet Service Provider (commonly referred to as an ISP) or graduate from school. Our Webmail offering includes a large selection of easy-to-remember, personalized email addresses such as @mail.com, @email.com, @doctor.com, @lawyer.com, @USA.com and @Asia.com from our portfolio of approximately 1,200 domain names. The domain name is the part of an email address that comes after the @ symbol.

OUR PARTNERS

    We have grown our member base by signing up members in partnership with third party Web sites and at our own Web sites. We offer our co-branded email service at 40 Web sites, including Web sites owned by CBS SportsLine, CNET, CNN, InfoSpace.com, Lexis-Nexis, Paramount, Snap, Standard & Poor's and Time Warner. By offering email services to their visitors, our Web site partners seek to increase traffic, enhance user affinity, broaden reach, collect user demographic information and generate incremental revenues. We recently launched an initiative to offer Web-based access for ISP email accounts. We launched this service in February 1999 with Prodigy and have entered into contracts with GTE and Cable & Wireless. By offering Web-based access to their customers, our ISP partners seek to increase user satisfaction, reduce telecommunications and customer support costs and generate a new revenue stream.

OUR OPPORTUNITY

    Email is becoming an increasingly important means of communication, with both the number of email users and usage levels per individual projected to increase significantly. According to ELECTRONIC MAIL & MESSAGING SYSTEMS, the total number of emailboxes increased from approximately 198 million at the end of 1997 to 325 million at the end of 1998. According to this source, Webmail accounts are the fastest growing category of emailboxes. Forrester Research projects that daily global Internet email traffic will increase from 100 million email messages per day in 1996 to 1.5 billion per day in 2002. We believe that as the complexity and usage of email increases, there will be an increasing desire on the part of the Web sites, ISPs, small businesses and educational institutions to outsource their email to third parties.

    We believe that email has several benefits as an advertising, direct marketing and e-commerce medium. While members are using our email service on one of our partner's Web sites or one of our own Web sites, we can display advertising and make offers to them. Also, our members identify themselves every time they sign in to use their email. Therefore, we can offer marketers a level of targetability, interactivity and measurability not available in traditional media. Unlike many Web services, we can target these efforts across a network of sites based on demographic information that our members provide to us when they sign up for our services. Since July 1, 1998, approximately 100 companies have advertised on our email network. Jupiter Communication projects that online advertising expenditures will grow from $1.9 billion in 1998 to $7.7 billion in 2002.

OUR STRATEGY

    We seek to strengthen our position as a leading global provider of email services. In particular, we plan to:

    - Build our member base

    - Increase member usage

    - Increase our advertising, direct marketing and e-commerce revenue opportunities

    - Expand subscription and other revenue opportunities

    - Enter additional market segments

OUR BACKGROUND

    We incorporated in Delaware on August 1, 1994. We commenced operations in 1996 and launched our first commercial email service in November 1996 under the name iName, Inc. We changed our name in January 1999 and began branding our services as Mail.com, Inc. at our partners' and our own Web sites. In April 1999 we will commence our email service at www.mail.com. Our principal offices are located at 11 Broadway, New York, New York and our phone number is (212) 425-4200. INFORMATION CONTAINED ON OUR WEB SITES DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING

Class A Common Stock Offered....  shares

Common Stock to be Outstanding
  After the Offering............  shares

    Class A.....................  shares

    Class B(1)..................  shares

    Total.......................  shares

Use of Proceeds.................  We intend to use the net proceeds of this offering for expansion of our network infrastructure, development of
                                  Web site and ISP partnerships, expansion of sales and
                                  marketing programs, hiring of personnel, potential
                                  acquisitions and other general corporate purposes. See
                                  "Use of Proceeds."

Proposed Nasdaq National Market
  Symbol........................  "MLCM"

SHARES ISSUABLE AFTER THE OFFERING

    You should be aware that we are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock expected to be outstanding after the offering. If and when we issue these shares, the percentage of common stock you own will be diluted. The following is a summary of additional shares of common stock that we have currently reserved for issuance upon the exercise of options and warrants or upon partners reaching performance milestones after the offering:

    - pursuant to several of our partner contracts, we will issue shares to our partners upon launch of our services at their sites, or upon the achievement of a certain number of sign-ups. See "Risk Factors-- Our contracts with our Web site partners require us to incur substantial expenses."

    - 6.8 million shares are issuable upon the exercise of outstanding options at a weighted average exercise price of $1.84 per share; and 1.1 million options are available for future awards; and

    - 199,356 shares are issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.25 per share.

------------------------

(1) Each share of Class B common stock is entitled to 10 votes per share. See "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA

    The following table sets forth our summary financial data. You should read this information together with our financial statements, the notes to those statements beginning on page F-1 of this prospectus, the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following data is presented:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the issuance of 3.2 million shares of Class E convertible preferred stock at $5.00 per share on March 10, 1999 for net cash proceeds of approximately $15.1 million;

    - the issuance at the closing of this offering of an aggregate of 1.5 million shares of Class A common stock to CNET and NBC upon the exercise of $5.00 per share warrants for net proceeds of approximately $7.5 million;

    - the automatic conversion of all outstanding shares of convertible preferred stock into 13,161,558 shares of Class A common stock upon the closing of this offering; and

    - the issuance of 2,027,086 Class A common shares upon the closing of this offering in full settlement of our contingent obligations to issue additional equity to our preferred stockholders. We will account for the issuance of the additional Class A common shares to our preferred stockholders at the closing of this offering as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on a value of $5.00 per common share, which is the price paid in our recent private placement. The actual amount of the dividend will be determined using the initial public offering price.

- on a pro forma as adjusted basis to give effect to the sale of     shares of
  Class A common stock in this offering, assuming an initial offering price of
  $    per share.

                                                                               YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                         1996           1997            1998
                                                                     -------------  -------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenues...........................................................  $      19,015  $     173,234  $    1,494,762
Operating expenses:
  Cost of revenues.................................................        187,890      1,081,848       2,890,582
  Sales and marketing..............................................         65,096        930,420       7,669,877
  General and administrative.......................................        221,932        862,028       3,482,097
  Product development..............................................         93,698        296,140       1,573,465
                                                                     -------------  -------------  --------------
      Total operating expenses.....................................        568,616      3,170,436      15,616,021
                                                                     -------------  -------------  --------------
Loss from operations...............................................       (549,601)    (2,997,202)    (14,121,259)
Other income (expense):
  Gain on sale of investment.......................................             --             --         438,000
  Interest income..................................................          6,869         36,264         277,164
  Interest expense.................................................         (1,980)       (34,815)       (109,187)
                                                                     -------------  -------------  --------------
      Total other income, net......................................          4,889          1,449         605,977
                                                                     -------------  -------------  --------------
Net loss...........................................................  $    (544,712) $  (2,995,753) $  (13,515,282)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Basic and diluted net loss per share...............................  $       (0.04) $       (0.21) $        (0.93)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Weighted average basic and diluted shares outstanding..............     13,725,278     14,097,500      14,607,915
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Pro forma:
Basic and diluted net loss per common share........................                                $        (0.43)
                                                                                                   --------------
                                                                                                   --------------
Shares used in pro forma basic and diluted net loss per common
  share calculation................................................                                    31,296,420
                                                                                                   --------------
                                                                                                   --------------

                                                   AS OF DECEMBER 31,                AS OF DECEMBER 31, 1998
                                                -------------------------  -------------------------------------------
                                                                                                           PRO FORMA
                                                   1996         1997          ACTUAL        PRO FORMA     AS ADJUSTED
                                                ----------  -------------  -------------  -------------  -------------
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  128,277  $     909,718  $   8,414,352  $  31,014,352
Working capital (deficit).....................      37,743       (190,963)     5,075,870     27,675,870
Total assets..................................     665,855      2,645,854     20,344,488     42,944,488
Domain asset purchase obligations, less
  current portion.............................          --        150,155        216,886        216,886
Deferred revenue, current and long-term
  portion.....................................       6,289        329,187      1,904,645      1,904,645
Capital lease obligations, less current
  portion.....................................     146,186        568,728      1,437,731      1,437,731
Redeemable convertible preferred stock........          --             --     13,047,650             --
Total stockholders' equity (deficit)..........     370,288        566,915       (332,643)    35,315,007

                                  RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in our Class A common stock. The risks described below are not the only ones we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our Class A common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

    This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

WE HAVE ONLY A LIMITED OPERATING HISTORY, AND WE ARE INVOLVED IN A NEW AND
  UNPROVEN INDUSTRY.

    We have only a limited operating history upon which you can evaluate our business and our prospects. We have offered a commercial email service since November 1996 under the name iName. We changed our company name to Mail.com, Inc. in January 1999. Our success will depend first upon the development of a viable market for email advertising, and then upon our ability to compete successfully in that market. For the reasons discussed in more detail below, there are substantial obstacles to our achieving and sustaining profitability.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND EXPECT TO INCUR LOSSES IN THE
  FUTURE.

    We have generated only limited revenues to date. We have not achieved profitability in any period, and we may not be able to achieve or sustain profitability. We incurred a net loss of approximately $13.5 million for the year ended December 31, 1998. We also had negative cash flow from operations of approximately $4.8 million for 1998. As of December 31, 1998, we had an accumulated deficit of approximately $17.1 million.

    We expect to continue to incur substantial net losses and negative operating cash flow for the foreseeable future. We have begun and will continue to significantly increase our operating expenses in anticipation of future growth. We intend to expand our sales and marketing operations, upgrade and enhance our technology, continue our international expansion, and improve and expand our management information and other internal systems. We are making these expenditures in anticipation of higher revenues, but there will be a delay in realizing higher revenues even if we are successful. If we do not succeed in substantially increasing our revenues, our losses will continue indefinitely and could increase.

WE WILL HAVE TO SUBSTANTIALLY INCREASE THE NUMBER OF OUR MEMBERS AND THEIR USAGE OF
OUR SERVICES, WHICH WILL BE EXPENSIVE AND DIFFICULT TO ACCOMPLISH.

    To achieve our objective of generating advertising, direct marketing, e-commerce and subscription revenues, we will have to retain our existing members and acquire a large number of new members. We will also have to increase members' usage of our services. These goals present substantial risks and uncertainties, including the following:

    OUR STRATEGY OF ACQUIRING MEMBERS BY PROVIDING WEBMAIL FOR THIRD PARTY WEB SITES ENTAILS A NUMBER OF RISKS AND COULD BE COSTLY. We have relied upon strategic alliances with third party Web sites to attract the majority of our current members. We believe that our success will partially depend on our ability to maintain our current alliances and to enter into new ones with Web sites and ISPs on acceptable terms.

    - OUR CONTRACTS WITH OUR WEB SITE PARTNERS REQUIRE US TO INCUR SUBSTANTIAL EXPENSES. In nearly all cases our Web site partners do not pay us to provide our services. We bear the costs of providing our services. We generate revenues by selling advertising space to advertisers who want to target our members and by selling subscriptions services to our members. We pay the partner a share of the revenues we generate. In addition, a number of our contracts require us to pay significant fees or to make minimum payments to the partner without regard to the revenues we realize. If we are unable to generate sufficient revenues at our partner sites, these fees and minimum payments can cause the partner's effective share of our revenues to approach or exceed 100%. In some cases we pay our partners in shares of our Class A common stock. We will have to account for these stock issuances at the fair market value on the date of issuance, which may result in substantial sales and marketing charges in particular quarters. The following are examples of contracts that require substantial minimum payments and/or payment in the form of stock:

       - AltaVista has the option of receiving $1.00 in cash plus 0.25 shares of our Class A common stock for each confirmed member registration at their Web site through June 30, 1999.

       - We must issue to CNET, Snap and NBC an aggregate of 1.25 shares of our Class A common stock for each member who registers at their sites through December 31, 1999, up to a maximum of two million members. We must also issue 0.5 shares of our Class A common stock for each subsequent registration until December 31, 2000, subject to a maximum of four million members (including members who registered prior to December 31, 1999). We have guaranteed NBC a minimum of 210,000 shares if they launch our email services.

       - We must issue to RemarQ 40,000 of our shares of Class A common stock for every 25,000 active members that they generate during the 7 1/2 month term of the contract, up to a total of 100,000 active members.

    We cannot predict whether future relationships, or renewals of existing relationships, will be more expensive than the arrangements we have entered into to date.

    - OUR PARTNER CONTRACTS HAVE ONLY LIMITED TERMS, AND THE FAILURE TO RENEW A CONTRACT CAN BE VERY COSTLY FOR US. Our partner contracts generally have one or two year terms. A partner can decide not to renew at the end of the term for a variety of reasons, including dissatisfaction with our service, a desire to switch to one of our outsourcing competitors, or a decision to provide email service themselves. Partners can also choose not to renew our contract because they have entered into a merger or other strategic relationship with another company that can provide email service. This last factor is becoming increasingly common in light of the consolidation taking place among Web sites, ISPs and other Internet-related businesses. The loss of a partner can be very disruptive for us for a number of reasons:

       - WE WILL LOSE A SUBSTANTIAL NUMBER OF MEMBERS. When members register for our service at a partner's Web site, the default domain name members use for their email address is typically a domain name that is owned by the partner. A domain name is the part of an email address that comes after the @ sign (for example, if membername@mail.com is the email address then "mail.com" is the domain name). We estimate that approximately 23% of the members who have registered for our service have email addresses at partner-owned domain names. Upon expiration, most partners can require us to relinquish existing members with addresses at partner-owned domain names. Moreover, even those members who have selected addresses using our domain names may find it more convenient to switch to the replacement email service available at the partner's site. The loss of members due to expiration or non-renewal of partner contracts may have a material adverse effect on our business.

       - LOSING RELATIONSHIPS WITH PROMINENT PARTNERS CAN IMPAIR OUR CREDIBILITY WITH ADVERTISERS AND OTHER PARTNERS. We believe that partnerships with premium branded Web sites help give us credibility with other partners and with advertisers. The loss of our better-known Web site partners could be damaging to our reputation and adversely affect the advertising, direct marketing, e-commerce and subscription rates we can charge.

    - SEVERAL OF OUR MOST SIGNIFICANT PARTNER CONTRACTS HAVE EXPIRED OR MAY SOON TERMINATE. Two of our most important Web site partnerships have been with Lycos and AltaVista, which collectively have accounted for approximately 26% of the emailboxes we have established through February 28, 1999, and for approximately 35% of the total page views we delivered in February 1999. Our agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor that provides personal homepage and Webmail services. Compaq, which owns the AltaVista Web site, recently entered into a strategic relationship with Microsoft. As part of that relationship, AltaVista agreed to offer Microsoft's Hotmail Webmail service starting in July 1999, when our contract with AltaVista expires. While we will continue to own the right to serve the majority of the affected members after the expiration of these contracts, we cannot be sure that these members will continue to use our service as actively as they have in the past, if at all.
     Yahoo! recently announced its agreement to acquire GeoCities, one of our partner Web sites. The acquisition is expected to close by May 1999. Yahoo! has its own email service called Yahoo! Mail. Yahoo! may attempt to terminate our contract. We are contractually obligated to incur significant development and launch costs to meet our commitments under the contract. If the contract is terminated, we cannot be sure that these costs will be reimbursed or that our advance payments of stock and cash will be returned. While we intend to enforce our contractual rights, resolution may require expensive and time consuming arbitration or other legal proceedings. Our commitment of technical resources and management time to the GeoCities relationship will limit our ability to pursue other business opportunities and may distract us from successfully managing our business.

    - WE ARE DEPENDENT ON A SMALL NUMBER OF CONTRACTS FOR A SUBSTANTIAL PERCENTAGE OF OUR ANTICIPATED NEW MEMBERS. Our three largest partners accounted for 45% of our new members in February 1999. If any of the Web sites operated by these parties were to experience lower than anticipated traffic, or if our relationships with any of these parties were disrupted for any reason, our business would probably suffer in a material way.

    OUR RECENT SUBSCRIPTION RATE INCREASES AND NEW BILLING SYSTEM ARE LIKELY TO RESULT IN THE LOSS OF PREMIUM MEMBERS. On March 10, 1999, we increased our subscription rates for our premium email services. As a result of these rate increases, we anticipate that some of our existing premium members may not renew their subscriptions and that a lower percentage of new members will register for our premium services. We are also in the process of installing a new billing system designed to collect and verify credit card information from premium users at the time they register for our services. In the past we did not seek this information until after a 30-day trial period had expired, and in most instances did not terminate services to premium members who did not pay for our services. With the introduction of our new billing system, we intend to terminate premium services to members who do not pay for these services. This will not reduce our subscription revenues, but it will reduce usage by those members and thereby reduce our potential advertising revenues.

    WE HAVE ONLY LIMITED INFORMATION ABOUT OUR MEMBERS AND THEIR USAGE, WHICH MAY REDUCE OUR POTENTIAL REVENUES. Our ability to generate advertising and direct marketing revenue is directly related to our members' activity levels and the quality of our demographic data. We are subject to several constraints that will limit our ability to maximize the value of our member base:

    - WE BELIEVE THAT MOST OF OUR MEMBERS DO NOT USE THEIR EMAILBOXES REGULARLY, AND MANY DO NOT USE THEM AT ALL. We do not have the computer systems necessary to regularly monitor emailbox usage. Our most recent information is for selected Web sites for the two weeks ended January 24, 1999, and excludes members who automatically forward their email from their emailbox provided by Mail.com to another emailbox and members that subscribe for our upgrade "POP3" access. During that period, no more than 30% of the emailboxes in the sample were accessed by members. Moreover, approximately one-third of those email boxes that were accessed were established during the two week period. We expect our proportion of active members to decrease as our total number of established emailboxes increases. On an ongoing basis, we believe that a significant number of members will cease using our service each month. We cannot assure you that we will be able to add enough new members to compensate for this anticipated loss of usage.

    - WE HAVE ONLY A LIMITED ABILITY TO GENERATE ADVERTISING REVENUES FROM FORWARDING AND POP3 ACCOUNTS, WHICH REPRESENT A SIGNIFICANT PERCENTAGE OF OUR EMAILBOXES. Members who choose our forwarding service or subscribe to our POP3 service do not need to come to our partners' or our Web sites to access their email. Therefore, we do not deliver Web-based advertisements to these members. Forwarding and POP3 accounts represented approximately 50% of our total emailboxes as of February 28, 1999, and 25% of the emailboxes that were established during February 1999. If a disproportionate percentage of members choose either of these options, it will adversely affect our ability to generate advertising, direct marketing and e-commerce revenues.

    - OUR DATABASE CONTAINS INACCURACIES THAT COULD REDUCE THE VALUE OF OUR INFORMATION. Although we attempt to collect basic demographic information about members at the time they establish their accounts, we do not verify the accuracy of this information. Moreover, even if the information is correct when we receive it, members may move, change jobs or die without our knowledge. As a result, our database contains inaccuracies that could make our information less appealing to advertisers.

    - WE DO NOT KNOW HOW MANY MEMBERS HAVE ESTABLISHED MULTIPLE EMAILBOXES. Because we do not charge for our basic service, individuals can easily establish multiple emailboxes. This makes it impossible for us to determine the number of unique individuals registering for our service, which may reduce the advertising rates we can command.

WEBMAIL, EMAIL OUTSOURCING AND EMAIL ADVERTISING MAY NOT PROVE TO BE VIABLE
  BUSINESSES.

    We intend to operate in an industry that is only beginning to develop. Our success will require the widespread acceptance by consumers of Webmail. We are also dependent on the development of viable markets for outsourcing email and email advertising. For a number of reasons, each of these developments is somewhat speculative:

    CONSUMERS MAY NOT BE WILLING TO USE WEBMAIL IN LARGE NUMBERS. As a Web-based messaging service, Webmail is subject to the same concerns and shortcomings as the Internet itself. Concerns over the security of information carried over the Internet, and stored on central computer systems, could inhibit consumer acceptance of Webmail. Moreover, Webmail can only function as effectively as the Web itself. If traffic on the Web does not move quickly, or Internet access is impeded, consumers are less likely to use Webmail. Consumers may also react negatively to the relatively new concept of advertising being included in their email service. Our business will suffer if public perception of our service or of Webmail in general is unfavorable. Articles and reviews published in popular publications relating to computers and the Internet have a great deal of impact on public opinion within our markets, and an article or review unfavorable to Webmail or to our service specifically could slow or prevent broad market acceptance. Similarly, if employers in large numbers implement policies or software designed to restrict access to Webmail, Webmail is much less likely to gain popular acceptance.

    There are even greater uncertainties about our ability to successfully market premium Webmail services. Consumers have generally been very reluctant to pay for services provided over the Internet. Moreover, if our competitors choose to provide POP3 access, premium names or other services without charge or as part of a bundled offering, we may be forced to do the same.

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    THERE ARE SIGNIFICANT OBSTACLES TO THE DEVELOPMENT OF A SIZABLE MARKET FOR
EMAIL OUTSOURCING. Outsourcing is one of the principal methods by which we will attempt to reach the size we believe is necessary to be successful. Security and the reliability of the Internet, however, are likely to be of concern to Web sites, ISPs, schools and businesses deciding whether to outsource their email or continue to provide it themselves. These concerns are likely to be particularly strong at larger businesses, which are better able to afford the costs of maintaining their own systems.

    THE MARKET FOR EMAIL ADVERTISING IS ONLY BEGINNING TO DEVELOP AND THE EFFECTIVENESS OF THIS FORM OF ADVERTISING IS UNPROVEN. Even if Webmail proves to be popular with consumers and outsourcing customers, we will still need large numbers of advertisers to purchase space on our Webmail service. Because we, and our competitors, have only recently begun to offer email advertising, our potential advertising customers have little or no experience with this medium. We do not yet have enough experience to demonstrate the effectiveness of this form of advertising. As a result, those customers willing to try email advertising are likely to allocate only a limited portion of their advertising budgets. If early customers do not find email advertising to be effective for promoting their products and services, the market for our products will be unlikely to develop. Recent reports have indicated that prices for banner advertisements on the Internet have begun to fall, in part because of diminishing "click" or response rates. Advertisers have also begun to request fewer "cost per thousand advertisements" pricing arrangements and more "cost per click" pricing, which effectively lowers advertising rates.

    - THERE ARE CURRENTLY NO STANDARDS FOR MEASURING THE EFFECTIVENESS OF WEBMAIL ADVERTISING. Standard measurements may need to be developed to support and promote Webmail advertising as a significant advertising medium. Our advertising customers may refuse to accept our own measurements or third-party measurements of advertisement delivery, which would adversely affect our business.

    - FILTERING SOFTWARE COULD PREVENT US FROM DELIVERING ADVERTISING. Inexpensive software programs are available which limit or prevent the delivery of advertising to a user's computer. The widespread adoption of this software would materially and adversely affect the commercial viability of email advertising, and of our business.

THERE ARE SIGNIFICANT OBSTACLES TO OUR ABILITY TO INCREASE ADVERTISING REVENUES.

    Our success will largely depend on our ability to substantially increase our advertising, direct marketing and e-commerce revenues. Several factors will make it very difficult for us to achieve this objective:

    A LIMITED NUMBER OF ADVERTISERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR REVENUES. We are dependent on a limited number of advertisers to derive a substantial portion of our revenues. In 1998, approximately 31% of our revenues were attributable to N2K/Music Boulevard, and revenues from our five largest advertisers accounted for an aggregate of 44% of our revenues. Our future success will depend upon our ability to retain these advertisers, to generate significant revenues from new advertisers and to reduce our reliance on any single advertiser. Our existing contracts with advertisers generally have terms of only one or two months, and we may be unable to renew them. The loss of one of our major advertisers or our inability to attract new advertisers could have a material adverse effect on our business.

    ADVERTISEMENTS DELIVERED ON OUR WEBMAIL SERVICE HAVE LOW "CLICK RATES", WHICH COULD ADVERSELY AFFECT OUR REVENUES. Only a small percentage of our members "click" on the advertisements we deliver with their Webmail. Because we do not control the creative elements of the advertisements, we have very little ability to increase our click rate. Continued low click rates could reduce the amounts advertisers, direct marketers and e-commerce companies will be willing to pay us.

    - WE MAY NOT BE ABLE TO GENERATE AS MUCH REVENUE ON A "COST PER THOUSAND" BASIS. To date, we have generated a significant portion of our advertising revenues on a "cost per thousand" basis. These agreements require the advertiser to pay us a fixed fee in exchange for our agreement to deliver a specified number of advertising impressions. We believe that this type of agreement is the most effective for us, but we may not be able to charge as much for these agreements, or to continue to sell as much advertising on this basis, in the future.

    - WE FACE GREATER RISKS WHEN SELLING ADVERTISING ON A "COST PER CONVERSION" BASIS. We have also sold, and expect to continue to sell, advertising on a "cost per click" or "cost per conversion" basis. In cost per click contracts, an advertiser agrees to pay us a fee for each occasion on which a member "clicks" on the advertisement. Cost per conversion contracts provide that we receive a fee when the member not only "clicks", but actually proceeds to purchase an item, order a catalog or take some other step specified by the advertiser. In general, these arrangements do not yield as much revenue for us for each advertising impression. Moreover, cost per conversion contracts present additional risks for us because we have no control over the advertiser's ability to convert a "click" into a sale. We also must rely on the advertiser to report to us the number of conversions. These reports may not be accurate, and they may not be timely, both of which can adversely affect our revenues. Notwithstanding these risks, we may have to sell more of our advertising on a cost per click or cost per conversion basis in the future.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH WOULD CAUSE OUR STOCK PRICE TO DECLINE.

    Although we intend to steadily increase our spending and investment to support our planned growth, our revenues (and some of our costs) will be much less predictable. This is likely to result in significant fluctuations in our quarterly results, and to limit the value of quarter-to-quarter comparisons. Because of our limited operating history and the emerging nature of our industry, we anticipate that securities analysts will have difficulty in accurately forecasting our results. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our Class A common stock is likely to decline.

    The following are among the factors that could cause significant fluctuations in our operating results:

    - payments to our Web site partners in the form of stock that we will be required to value at then-current market prices;

    - delay or cancellation of even a small number of advertising contracts;

    - expiration or termination of partnerships with Web sites or ISPs, which can result from mergers or other strategic combinations as Internet businesses continue to consolidate;

    - system outages, delays in obtaining new equipment or problems with planned upgrades;

    - disruption or impairment of the Internet;

    - introduction of new or enhanced services by us or our competitors;

    - changes in our pricing policy or that of our competitors;

    - seasonality in the demand for advertising or changes in our own advertising rates or advertising rates in general both on and off the Internet;

    - changes in governmental regulation of the Internet and email in particular; and

    - general economic and market conditions, and particularly those affecting email advertising.

SEVERAL OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES, LONGER OPERATING HISTORIES, LARGER CUSTOMER BASES AND BROADER PRODUCT OFFERINGS.

    Our business is, and we believe will continue to be, intensely competitive. Our competitors with respect to email services include such large and established companies as Microsoft, America Online, @Home, Yahoo!, Excite, Disney (which owns the GO Network) and Lycos. Microsoft offers free Webmail through its Hotmail Web site, and has dominant market share with 35 million emailboxes. In addition, we compete for advertisers with DoubleClick, 24/7 Media, and other Internet advertising networks. We also compete for advertisers with other Internet publishers as well as traditional media such as television, radio, print and outdoor advertising.

    Some of our competitors provide a variety of Web-based services such as Internet access, browser software, homepage design, hosting and calendars, in addition to email. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In addition, some competitors who have other sources of revenue do not, or in the future may not, place advertising on their Webmail pages. Consumers may prefer a service that does not include advertisements.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. Further, some of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against our current or future competitors.

    For more information please see "Business--Competition."

OUR RAPID EXPANSION IS STRAINING OUR EXISTING RESOURCES, AND WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY.

    In anticipation of an increasing number of strategic alliances and a corresponding increase in the number of members we have begun aggressively expanding our operations. The number of our employees increased from 29 on December 31, 1997 to 92 on December 31, 1998. This expansion has placed, and we expect it to continue to place, a significant strain on our managerial, operational and financial resources. If we cannot manage our growth effectively, our business and operating results will suffer. We face a number of significant challenges if we are to effectively manage our growth:

    WE MUST IMPROVE OUR BILLING, MANAGEMENT INFORMATION AND OTHER SYSTEMS. We need to improve or replace our existing operational, customer service and financial systems, procedures and controls.

    - WE DO NOT HAVE THE NECESSARY SYSTEMS TO REGULARLY MONITOR OUR MEMBERS' ACTIVITY LEVELS. We cannot regularly generate statistics such as the number of our emailboxes that members access, and the pages they view, on a daily, weekly and monthly basis. Data of this nature is of significant value to potential advertisers, and our inability to provide this information reduces the effectiveness of our marketing efforts.

    - OUR CURRENT SUBSCRIPTION BILLING SYSTEM IS INADEQUATE. Until March 1999, we did not request credit card information from new premium service members at the time they registered, but sought instead to obtain billing information upon expiration of a 30-day free trial period. This proved to be unsuccessful, and consequently approximately 94% of our premium members received subscription services for which they did not pay. Our new billing system has been designed to require a member to supply credit card information at the time of registration for subscription services, but we are still in the process of installing the system. If our new billing system does not significantly improve our ability to collect payments for subscription services, our business will be materially and adversely affected.

    - OUR MERCHANT BANK OR CREDIT CARD SERVICE PROVIDERS MAY CANCEL OUR RIGHTS TO ACCEPT ON-LINE CREDIT CARD PAYMENTS. Because of the anonymity the Internet affords its users, there are a large number of fraudulent credit card transactions passed through Internet billing systems. We have exceeded the level of credit card chargebacks usually accepted by our merchant banks and credit card service providers--VISA, Mastercard and American Express. We had to change merchant banks once during the last 18 months as a result of this. Our new billing system is designed to reduce fraud and the resulting chargebacks. Because the new billing software is tightly integrated into a different merchant bank, we are also in the process of changing our merchant bank. Initially, this new bank will require us to maintain a reserve account equal to 5% of the monthly bank card sales drafts we submit. We cannot be sure that our new billing system and the reserve account will fully address the concerns of our merchant bank and credit card service providers. If any of our credit card service providers cancelled our account we would expect a significant reduction in subscription revenues. If our merchant bank cancelled our account and we could not find a replacement merchant bank, it would be difficult if not impossible to charge our users for subscription services.

    WE WILL NEED TO RETAIN OUR EXISTING KEY PERSONNEL AND ATTRACT ADDITIONAL QUALIFIED EMPLOYEES. Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, but they have no contractual obligation to remain with us. In particular, our success depends on the continued service of Gerald Gorman, our Chief Executive Officer and Chairman of the Board of Directors, Gary Millin, our President, Lon Otremba, our Chief Operating Officer, Debra McClister, our Chief Financial Officer, and Charles Walden, our Executive Vice President, Technology. The loss of the services of Messrs. Gorman, Millin, Otremba or Walden, or of Ms. McClister, or several other key employees, would likely have a material adverse effect on our business.

    To manage our existing business and handle any future growth, we will have to attract, retain and motivate additional highly skilled employees. In particular, we will need to hire and retain qualified salespeople if we are to meet our sales goals. Competition for employees in Internet-related businesses is intense. We have in the past experienced, and expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. If we are unable to do so, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges.

OUR BUSINESS IS HEAVILY DEPENDENT ON TECHNOLOGY, INCLUDING TECHNOLOGY THAT HAS NOT YET BEEN PROVEN RELIABLE AT HIGH TRAFFIC LEVELS AND TECHNOLOGY THAT WE DO NOT CONTROL.

    The performance of our hardware and software infrastructure (together referred to as our "network infrastructure") is critical to the quality of service we are able to provide to our members. If our service is unavailable or fails to perform to our members' satisfaction, they may cease using our service. Reduced use of our service decreases our revenues by decreasing the advertising space that we have available to sell. In addition, our agreements with some of our partners establish minimum performance standards. If we fail to meet these standards, our partners could terminate their relationships with us and assert claims for monetary damages.

    We face substantial technological challenges in providing the necessary level of service, including the following:

    WE NEED TO UPGRADE OUR NETWORK INFRASTRUCTURE TO ACCOMMODATE INCREASES IN EMAIL TRAFFIC, BUT WE MAY NOT BE ABLE TO DO SO WHILE MAINTAINING OUR CURRENT LEVEL OF SERVICE, OR AT ALL. We must continue to expand and adapt our network infrastructure as the number of members and the amount of information they wish to transmit increases, and as their requirements change. Because we have only been providing our services for a limited time, and because our network infrastructure has not been tested at greater capacities, we cannot guarantee the ability of our network to connect and manage a substantially larger number of members at high transmission speeds. If we cannot provide the necessary service while maintaining expected performance, our business would be materially and adversely affected.

    The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. We may not be able to accurately project the timing of increases in email traffic or other customer requirements. In addition, the very process of upgrading our network infrastructure is likely to cause service disruptions. This is because we will have to take various elements of the network out of service in order to install some upgrades.

    OUR NETWORK INFRASTRUCTURE MAY FAIL AND INTERRUPT OUR SERVICE. Our members have in the past experienced interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, unsolicited bulk emails that overload our system and other network infrastructure failures. These failures have resulted and may continue to result in significant disruptions to our service.

    Some aspects of our network infrastructure are not redundant, including our member database and the emails and other data we store for our members. In addition, substantially all of our computer and communications systems are currently located in our primary data center in lower Manhattan. We currently do not have an alternate site from which we could conduct operations in the event of a disaster. Our computer and communications hardware is vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. Our services would be suspended for a significant period of time in the event our primary data center were severely damaged or destroyed. We might also lose stored emails and other member files, causing significant member dissatisfaction giving rise to possible claims for monetary damages. Although we plan to build a secondary data center outside New York City to address this contingency, that facility will not be operational in the near future and may never be successfully deployed as a fully redundant facility.

    OUR SERVICES WILL BECOME LESS DESIRABLE OR OBSOLETE IF WE ARE UNABLE TO KEEP UP WITH THE RAPID CHANGES CHARACTERISTIC OF OUR BUSINESS. Our success will depend on our ability to enhance our existing services and to introduce new services in order to adapt to rapidly changing technologies, industry standards and customer demands. To compete successfully, we will have to accurately anticipate changes in consumer demand and add new features to our services very rapidly. We also have to regularly upgrade our software to ensure that it remains compatible with the wide and changing variety of Web browsers and other software used by our members. For example, our system currently cannot properly receive files sent using some third party email programs. We may not be able to integrate the necessary technology into our network infrastructure on a timely basis or without degrading the performance of our existing services. We cannot be sure that, once integrated, new technology will function as expected. Delays in introducing effective new products and services could cause existing and potential members to forego use of our services and to use instead those of our competitors.

    OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO PROVIDE ADEQUATE SECURITY FOR OUR SERVICE, OR IF OUR SERVICE IS IMPAIRED BY SECURITY MEASURES IMPOSED BY THIRD PARTIES. Security is a critical issue for any online service, and presents a number of challenges for us.

    - WE MAY BE UNABLE TO MAINTAIN THE SECURITY OF OUR SERVICE. Third parties may attempt to breach our security or that of our members. If they are successful, they could obtain our members' confidential information, including our members' profiles, passwords, financial account information, credit card numbers, stored email or other personal information. Our members' claims for money damages for any breach in our security and any breach could harm our reputation.
     Our computers are vulnerable to computer viruses, physical or electronic break-ins and similar incursions, which could lead to interruptions, delays or loss of data. We expect to expend significant capital and other resources to license or create encryption and other technologies to protect against security breaches or to alleviate problems caused by any breach. Nevertheless, these measures may prove ineffective. Our failure to prevent security breaches may have a material adverse effect on our business and operating results.

    - SECURITY MEASURES TAKEN BY OTHERS MAY INTERFERE WITH THE EFFICIENT OPERATION OF OUR SERVICE. "Firewalls" and similar network security software employed by many ISPs, employers and schools can interfere with the operation of our Webmail service, including denying our members access to their email accounts. Similarly, in their efforts to filter out unsolicited bulk emails, ISPs and other organizations may block email from all or some of our members.

    WE ARE DEPENDENT ON LICENSED TECHNOLOGY. We license a significant amount of technology from third parties, including our Web server and encryption technology. We anticipate that we will need to license additional technology to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. Third-party licenses expose us to increased risks, including risks relating to the integration of new technology, the diversion of resources from the development of our own proprietary technology, and a greater need to generate revenues sufficient to offset associated license costs.

    OUR BUSINESS DEPENDS ON THE EFFICIENCY OF THE INTERNET AND OTHER THIRD PARTY NETWORKS. Our business depends on the effectiveness of the Internet as a means of transmitting data. The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. Any deterioration in the performance of the Internet as a whole could undermine the benefits of our services. Therefore, our success depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. We also depend on telecommunications network suppliers such as MFS, BBN Planet and UUNET to transmit email messages across their networks.

    WE ARE DEPENDENT UPON A THIRD PARTY FOR THE ACTUAL DELIVERY OF THE ADVERTISEMENTS WE SELL. We contract with DoubleClick, Inc. to deliver the advertisements that we sell and that appear on our Web pages and on the Web pages of our partners. If DoubleClick experiences technical difficulties or otherwise fails to perform, our business may be adversely affected. Furthermore, DoubleClick may not have the same priorities for technology development as we do and this may limit our ability to improve our delivery of advertising for our specific needs. We are investigating delivering advertisements ourselves using software licensed from a third party. We do not currently know whether we will switch our advertising delivery process. If we switch, we may experience problems in making the transition and the new software may not function as we expect.

    OUR SYSTEMS, AND THE SYSTEMS OF OTHERS THAT WE DEPEND ON, MAY NOT OPERATE PROPERLY BECAUSE OF YEAR 2000 PROBLEMS. We may have substantial exposure to the Year 2000 problems both with our own systems and with systems we do not control. The Year 2000 problem could adversely affect our business and financial results. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. This could result in major failures or malfunctions.

    This risk is particularly significant for our business. In addition to relying on our internal computer network, we depend upon the continued viability of many external systems, most importantly the Internet, in order to make our services available to our members. We use the Internet to deliver all our services to our members and to transmit and receive their email. Because no single entity or organization manages or controls the Internet, we have no way to determine how many of the devices or systems that contribute to the efficient transmission of data over the Internet may be prone to the Year 2000 risk. If the performance or the availability of the Internet as a data communications medium is compromised because of Year 2000 problems, our business could be materially and adversely affected even if our own internal systems are fully operational.

    In addition, many of our members are dependent upon the availability of our partners' Web sites in order to gain access to our services. While we are in the process of identifying any potential Year 2000 problems at our partners' sites, we cannot be sure that Year 2000 problems will not materialize at these sites. Moreover, our members rely on a wide variety of hardware and software, as well as numerous ISPs, in order to reach the Internet and our Web-based services. If our members are unable to access our services because of Year 2000 problems associated with their own computers or their ISPs, our business could be materially and adversely affected.

    With respect to our internal systems, we are working with our hardware and software vendors to identify any exposure to the Year 2000 problem. Although we are seeking to identify and remediate all Year 2000 problems in our internal systems by the end of this year, we cannot ensure that we will be successful in this effort. Any significant Year 2000 problems in our internal systems will have a material adverse effect on our business. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GERALD GORMAN WILL CONTINUE TO CONTROL MAIL.COM AFTER THIS OFFERING AND BE ABLE TO PREVENT A CHANGE OF CONTROL.

    After this offering, Gerald Gorman will beneficially own Class A and Class B
common stock representing approximately    % of the voting power of our
outstanding common stock. Each share of Class B common stock entitles the holder to 10 votes on any matter submitted to the stockholders. As a result of his share ownership, Mr. Gorman will be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions. Mr. Gorman will be in a position to prevent a change in control of Mail.com even if the other stockholders were in favor of the transaction.

    Mail.com and Mr. Gorman have agreed to permit the former holders of our preferred stock and CNET/Snap to designate a total of four members of our board of directors.

    Our charter contains provisions that could deter or make more expensive a takeover of Mail.com. These provisions include the ability to issue "blank check" preferred stock without stockholder approval.

    For more information on these matters, please see "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock".

IT IS OUR INTENTION TO ACQUIRE OTHER BUSINESSES, AND WE MAY HAVE DIFFICULTY INTEGRATING SUCH BUSINESSES OR GENERATING AN ACCEPTABLE RETURN FROM SUCH ACQUISITIONS.

    We will attempt to acquire strategic businesses and member accounts. Such acquisitions will involve risks, including:

    - inability to raise the required capital;

    - difficulty in assimilating the acquired operations and personnel;

    - inability to retain any acquired member accounts;

    - disruption of our ongoing business;

    - inability to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies; and,

    - lack of the necessary experience to enter new markets.

    We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially adversely affect our operating results by diluting our shareholders' equity, causing us to incur additional debt, or requiring us to amortize acquisition expenses and acquired assets.

OUR GOAL OF BUILDING BRAND IDENTITY IS LIKELY TO BE DIFFICULT AND EXPENSIVE.

    We believe that a quality brand identity will be essential if we are to increase membership, traffic on our sites and revenues. We intend to use a portion of the proceeds of the offering to substantially increase our marketing budget as part of our efforts to build the Mail.com brand. We do not have experience with some of the types of marketing that we are contemplating. If our marketing efforts cost more than anticipated or if we cannot increase our brand awareness, our business, financial condition and results of operations would be materially adversely affected. Please see "Use of Proceeds."

EXPANDING IN INTERNATIONAL MARKETS WILL BE EXPENSIVE AND SUBJECT TO SIGNIFICANT RISKS.

    We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. If our revenues from international operations do not exceed the expense of establishing and maintaining these operations, our business, financial condition and operating results will suffer. We face significant risks inherent in conducting business internationally, such as:

    - uncertain demand in foreign markets for Webmail advertising, direct marketing and e-commerce;

    - difficulties and costs of staffing and managing international operations;

    - differing technology standards;

    - difficulties in collecting accounts receivable and longer collection periods;

    - economic instability and fluctuations in currency exchange rates and imposition of currency exchange controls;

    - potentially adverse tax consequences; and

    - political instability, unexpected changes in regulatory requirements, and reduced protection for intellectual property rights in some countries.

WE WILL HAVE BROAD DISCRETION WITH RESPECT TO THE EXPENDITURE OF THE PROCEEDS FROM THIS OFFERING.

    As of the date of this prospectus, we cannot specify the particular uses for the net proceeds we will receive from the offering. If our management does not apply these funds effectively it could have a material adverse effect on our business. Please see "Use of Proceeds".

WE MAY NOT BE ABLE TO RAISE NECESSARY CAPITAL IN THE FUTURE.

    We anticipate the need to raise additional capital in the future. However, we may not be able to raise on terms favorable to us, or at all, amounts necessary to fund our planned expansion, develop new or enhanced services, respond to competitive pressures, promote our brand name or acquire complementary businesses, technologies or services. Some of our shareholders have registration rights that could interfere with our ability to raise needed capital.

    If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest. Moreover, we could issue preferred stock that has rights senior to those of the Class A common stock. If we raise funds by issuing debt, our lenders may place limitations on our operations, including our ability to pay dividends.

    Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions--Registration Rights."

REGULATION OF EMAIL AND INTERNET USE IS EVOLVING AND MAY ADVERSELY IMPACT OUR BUSINESS.

    There are currently few laws or regulations that specifically regulate activity on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting certain types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate ISPs and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

    Moreover, the extent to which existing laws relating to issues such as property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. We could face liability for defamation, copyright, patent or trademark infringement and other claims based on the content of the email transmitted over our system. We do not and cannot screen all the content generated and received by our members. Some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. We may be subject to legal proceedings and damage claims if we are found to have violated laws relating to email content.

OUR INTELLECTUAL PROPERTY RIGHTS ARE CRITICAL TO OUR SUCCESS, BUT MAY BE DIFFICULT TO PROTECT.

    We regard our copyrights, service marks, trademarks, trade secrets, domain names and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, members, strategic partners and others to protect our proprietary rights. Despite our precautions, unauthorized third parties may improperly obtain and use information that we regard as proprietary. Third parties may submit false registration data attempting to transfer key domain names to their control. Our failure to pay annual registration fees for key domain names may result in the loss of these domains to third parties. Third parties have challenged our rights to use some of our domain names, and we expect that they will continue to do so.

    End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. The status of United States patent protection for software products is not well defined and will evolve as additional patents are granted. We do not know if our current or future patent applications will be issued with the scope of the claims we seek, if at all. Current United States law does not adequately protect our database of member contact and demographic information. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

    Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, we cannot be certain that our products do not infringe issued patents that may relate to our products. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business.

A SUBSTANTIAL AMOUNT OF CLASS A COMMON STOCK MAY COME ONTO THE MARKET IN THE FUTURE, WHICH COULD DEPRESS OUR STOCK PRICE.

    Sales of a substantial number of shares of Class A common stock in the public market following this offering could cause the market price of our Class
A common stock to decline. After this offering, we will have       shares of
Class A common stock outstanding. All the shares sold in this offering will be freely
tradable. The remaining             shares of Class A common stock outstanding
after this offering are subject to lock-up agreements that prohibit the sale of
the shares for 180 days after the date of this prospectus. Beginning,        ,
1999 (181 days after the date of this prospectus),          shares will become
available for sale. The remaining             shares will become available at
various later dates upon the expiration of one-year holding periods. We are likely to issue large amounts of additional Class A common stock, which may also be sold and which could adversely affect the price of our stock. See "Our contracts with our Web site partners require us to incur substantial expenses" and "Investors in this offering will suffer immediate and substantial dilution, and they will experience more dilution in the future because of additional stock issuances."

    The holders of approximately          shares of Class A common stock have
the right, subject to conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of the Class A common stock to fall. For more information on these registration rights, please see "Description of Securities--Registration Rights."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION, AND THEY WILL EXPERIENCE MORE DILUTION IN THE FUTURE BECAUSE OF ADDITIONAL STOCK ISSUANCES.

    We expect the initial public offering price to be substantially higher than the pro forma net tangible book value per share of our Class A common stock. Purchasers in this offering will experience immediate dilution of $
  (assuming a public offering price of $           per share). For more
information, please see "Dilution."

    Several of our existing agreements with Web site partners provide for the issuance of substantial numbers of additional shares. We also have outstanding vested and unvested employee stock options to purchase an aggregate of 6,826,359 shares of Class A common stock. We have made a number of Internet-related asset acquisitions using stock and options to pay part or all of the purchase price. In the future, we expect to continue to issue shares and options, particularly in connection with our efforts to attract, retain and motivate qualified personnel and in connection with acquisitions. We may also issue additional shares or options to attract or retain Web site or ISP partners when we believe it is appropriate. We anticipate that the number of shares involved in these arrangements will be substantial.

    For more information about our existing commitments to issue Class A common stock, please see
" -- Our contracts with our Web site partners require us to incur substantial expenses" and "Management--Compensation."

WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR CLASS A COMMON STOCK.

    We have never paid or declared any cash dividends on our Class A common stock or other securities and intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy."

IT IS DIFFICULT TO PREDICT THE DEVELOPMENT OF THE MARKET FOR OUR STOCK, BUT OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

    We cannot predict the extent to which investor interest in Mail.com will lead to the development of a trading market or how liquid that market might become. As discussed above, our financial results are difficult to predict and could fluctuate significantly. In addition, the market prices of securities of Internet-related companies have been highly volatile. A stock's price is often influenced by rapidly changing perceptions about the future of the Internet or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. If our stock price is volatile, a securities class action may be brought against us. Class-action litigation could result in substantial costs and divert our management's attention and resources.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the             shares of
Class A common stock in the offering will be approximately $      million at an
assumed offering price of $               per share and after deducting the
estimated underwriting discounts and commissions and estimated offering expenses. If the Underwriters over-allotment option is exercised in full, we
estimate that such net proceeds will be approximately $      . The principal
purposes of the offering are to obtain additional capital, create a public market for our Class A common stock and facilitate our future access to the public capital markets.

    We intend to use the net proceeds for expansion of our network infrastructure, the development of Web site and ISP partnerships, expansion of sales and marketing activities, hiring of personnel, potential acquisitions and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products, However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any material transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, we will have broad discretion in the application of the net proceeds. Pending these uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Mail.com as of December 31, 1998:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the issuance of 3.2 million shares of Class E convertible preferred stock at $5.00 per share on March 10, 1999 for net cash proceeds of approximately $15.1 million;

    - the issuance at the closing of this offering of an aggregate of 1.5 million shares of Class A common stock to CNET and NBC upon the exercise of $5.00 per share warrants for net proceeds of approximately $7.5 million;

    - the automatic conversion of all outstanding shares of convertible preferred stock into 13,161,558 shares of Class A common stock upon the closing of this offering; and

    - the issuance of 2,027,086 Class A common shares at the closing of this offering in full settlement of our contingent obligations to issue additional equity to our preferred stockholders. We will account for the issuance of the additional Class A common shares to our preferred stockholders at the closing of this offering as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on a value of $5.00 per common share, which is the price paid in our recent private placement. The actual amount of the dividend will be determined using the initial public offering price.

- on a pro forma as adjusted basis to give effect to the sale of     shares of
  Class A common stock in this offering, assuming an initial offering price of
  $    per share.

                                                                                       DECEMBER 31, 1998
                                                                             -------------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL    PRO FORMA    AS ADJUSTED
                                                                             ----------  ----------  -------------
Cash and cash equivalents..................................................  $8,414,352  $31,014,352
                                                                             ----------  ----------  -------------
                                                                             ----------  ----------  -------------
Domain asset purchase obligations, excluding current portion...............  $  216,886  $  216,886
Obligations under capital leases, excluding current portion................   1,437,731   1,437,731
Redeemable convertible preferred stock, Class C, $0.01 par value;
  12,000,000 shares authorized, 3,776,558 shares issued and outstanding actual, no shares issued and outstanding pro forma and as pro forma
  adjusted.................................................................  13,047,650          --
Stockholders' equity:
Convertible preferred stock, Class A, D, and E, $0.01 par value; 60,000,000 shares authorized, 6,185,000 shares issued and outstanding actual; no
  shares issued and outstanding, pro forma and as pro forma as adjusted....      61,850          --
Common stock, Class A and B, $0.01 par value; 130,000,000 shares authorized, 15,931,405 shares issued and outstanding actual; 32,620,049 shares issued and outstanding pro forma and shares issued and outstanding
  pro forma as adjusted....................................................     159,314     326,200
Additional paid in capital.................................................  16,502,440  62,179,791
Stock subscriptions receivable.............................................        (500)       (500)
Accumulated deficit........................................................  (17,055,747) (27,190,484)
                                                                             ----------  ----------  -------------
Total stockholders' equity (deficit).......................................    (332,643) 35,315,007
                                                                             ----------  ----------  -------------
Total capitalization.......................................................  $14,369,624 $36,969,624
                                                                             ----------  ----------  -------------
                                                                             ----------  ----------  -------------

    Mail.com expects that there will be           shares of Class A common stock
and 10,000,000 shares of Class B common stock outstanding after the offering. The number of shares of Class A common stock includes in addition to the adjustments described above, shares issued upon option and warrant exercises that occurred after December 31, 1998. After the closing of this offering, no shares of convertible preferred stock will be issued and outstanding. The foregoing discussion and table assume no exercise of any stock options and warrants outstanding as of December 31, 1998 (except CNET and NBC). As of December 31, 1998, there were options outstanding to purchase a total of 6.7 million shares of Class A common stock with a weighted average exercise price of $1.77 per share and 1.7 million shares of common stock reserved for issuance upon exercise of outstanding warrants (including the CNET and NBC warrants) at a weighted average exercise price of $4.79 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See "The Offering--Shares Issuable After The Offering" and Notes to Financial Statements.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1998 was
approximately $      , or $      per share of common stock. Pro forma net
tangible book value per share is determined by dividing the amount of our pro forma total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the issuance and sale of the shares of Class A common stock in this offering (at an assumed initial
public offering price of $      per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses), our pro
forma net tangible book value as of December 31, 1998 would have been $      ,
or $      per share. This represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.........................             $
    Pro forma net tangible book value per share at December 31, 1998
    Increase in pro forma net tangible book value per share attributable to new investors..................................................
                                                                          ---------
Pro forma net tangible book value per share after offering
                                                                                     ---------
Dilution per share to new investors.....................................             $
                                                                                     ---------
                                                                                     ---------

    The following table summarizes, on a pro forma basis, as of December 31, 1998, the differences between the total number of shares of common stock purchased from Mail.com and the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Class A common stock in this offering based upon an assumed initial public
offering price of $             per share:

                                                             SHARES PURCHASED               TOTAL CONSIDERATION
                                                          -----------------------  -------------------------------------
                                                                                                              AVERAGE
                                                                                                               PRICE
                                                            NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                                          ----------  -----------  ----------  -----------  ------------
Existing stockholders...................................                        %  $                     %   $
New investors...........................................
                                                          ----------       -----   ----------       -----   ------------
      Total.............................................                   100.0%  $                100.0%   $
                                                          ----------       -----   ----------       -----   ------------
                                                          ----------       -----   ----------       -----   ------------

    The foregoing discussion and tables assume no exercise of any stock options outstanding as of December 31, 1998 (except CNET and NBC). As of December 31, 1998, there were options outstanding to purchase a total of 6.7 million shares of Class A common stock with a weighted average exercise price of $1.77 per share and 1.7 million shares of common stock reserved for issuance upon exercise of outstanding warrants (including the CNET and NBC warrants) at a weighted average exercise price of $4.79 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See "The Offering--Shares Issuable After The Offering" and Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

    The following table sets forth our selected financial data. You should read this information together with our financial statements and the notes to those statements beginning on page F-1 of this prospectus and the information under "Summary Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following data is presented:

- on an actual basis;

- on a pro forma basis to give effect to:

    - the issuance of 3.2 million shares of Class E convertible preferred stock at $5.00 per share on March 10, 1999 for net cash proceeds of approximately $15.1 million;

    - the issuance at the closing of this offering of an aggregate of 1.5 million shares of Class A common stock to CNET and NBC upon the exercise of $5.00 per share warrants for net proceeds of approximately $7.5 million;

    - the automatic conversion of all outstanding shares of convertible preferred stock into 13,161,558 shares of Class A common stock upon the closing of this offering; and

    - the issuance of 2,027,086 Class A common shares at the closing of this offering in full settlement of our contingent obligations to issue additional equity to our preferred stockholders. We will account for the issuance of the additional Class A common shares to our preferred stockholders at the closing of this offering as a non-cash dividend to our preferred stockholders. For purposes of the pro forma data, we have calculated the amount of the dividend based on a value of $5.00 per common share, which is the price paid in our recent private placement. The actual amount of the dividend will be determined using the initial public offering price.

- on a pro forma as adjusted basis to give effect to the sale of     shares of
  Class A common stock in this offering, assuming an initial offering price of
  $    per share.

                                                                               YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                         1996           1997            1998
                                                                     -------------  -------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenues...........................................................  $      19,015  $     173,234  $    1,494,762
Operating expenses:
  Cost of revenues.................................................        187,890      1,081,848       2,890,582
  Sales and marketing..............................................         65,096        930,420       7,669,877
  General and administrative.......................................        221,932        862,028       3,482,097
  Product development..............................................         93,698        296,140       1,573,465
                                                                     -------------  -------------  --------------
      Total operating expenses.....................................        568,616      3,170,436      15,616,021
                                                                     -------------  -------------  --------------
Loss from operations...............................................       (549,601)    (2,997,202)    (14,121,259)
Other income (expense):
  Gain on sale of investment.......................................             --             --         438,000
  Interest income..................................................          6,869         36,264         277,164
  Interest expense.................................................         (1,980)       (34,815)       (109,187)
                                                                     -------------  -------------  --------------
      Total other income, net......................................          4,889          1,449         605,977
                                                                     -------------  -------------  --------------
Net loss...........................................................  $    (544,712) $  (2,995,753) $  (13,515,282)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Basic and diluted net loss per share...............................  $       (0.04) $       (0.21) $        (0.93)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Weighted average basic and diluted shares outstanding..............     13,725,278     14,097,500      14,607,915
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Pro forma:
Basic and diluted net loss per common share........................                                $        (0.43)
                                                                                                   --------------
                                                                                                   --------------
Shares used in pro forma basic and diluted net loss per common
  share calculation................................................                                    31,296,420
                                                                                                   --------------
                                                                                                   --------------

                                                   AS OF DECEMBER 31,                AS OF DECEMBER 31, 1998
                                                -------------------------  -------------------------------------------
                                                                                                           PRO FORMA
                                                   1996         1997          ACTUAL        PRO FORMA     AS ADJUSTED
                                                ----------  -------------  -------------  -------------  -------------
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  128,277  $     909,718  $   8,414,352  $  31,014,352
Working capital (deficit).....................      37,743       (190,963)     5,075,870     27,675,870
Total assets..................................     665,855      2,645,854     20,344,488     42,944,488
Domain asset purchase obligations, less
  current portion.............................          --        150,155        216,886        216,886
Deferred revenue, current and long term
  portion.....................................       6,289        329,187      1,904,645      1,904,645
Capital lease obligations, less current
  portion.....................................     146,186        568,728      1,437,731      1,437,731
Redeemable convertible preferred stock........          --             --     13,047,650             --
Total stockholders' equity (deficit)..........     370,288        566,915       (332,643)    35,315,007

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAW. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR OF FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, CERTAIN FACTORS SUCH AS RAPID CHANGES IN THE MARKETS IN WHICH THE COMPANY COMPETES OR GENERAL ECONOMIC CONDITIONS MIGHT CAUSE A DIFFERENCE BETWEEN ACTUAL RESULTS AND THESE FORWARD-LOOKING STATEMENTS. WHEN CONSIDERING THESE FORWARD-LOOKING STATEMENTS, PROSPECTIVE INVESTORS SHOULD CONSIDER THE "RISK FACTORS" AND OTHER CAUTIONARY STATEMENTS IN THIS PROSPECTUS.

OVERVIEW

    Mail.com is a leading global provider of email services. Our basic email services are free to our members. We generate revenues from advertising, direct response marketing and e-commerce offerings, and from premium services offered to our members on a subscription basis. In February 1999, we processed approximately 100 million email messages and delivered approximately 150 million advertisements.

    We have grown our member base by signing up members in partnership with third-party Web sites and at our own Web sites. We offer our co-branded Webmail service at 40 Web sites. We recently launched an initiative to offer Web-based access for ISP email accounts. Our ISP partners include Prodigy, GTE and Cable & Wireless.

    Prior to 1998, we generated most of our revenues from subscription services and trading of domain names. We collect subscriptions by charging members' credit cards in advance, usually after a 30-day trial period. Until recently, we offered one-year, two-year, five-year and lifetime subscription periods. During March 1999, we increased our subscription rates and began offering only monthly and annual subscriptions. We record subscriptions as deferred revenues and recognize the revenues ratably over the term of the subscription. We use an eight year amortization period for lifetime subscriptions. We recognize revenues from the sale of domain names at the time of sale.

    During 1998, our member base became large enough to provide a platform for advertising, direct marketing, and e-commerce revenues. We expect that most of our revenues will be derived from these sources in the future. We price advertisements based on a variety of factors, including whether the advertising is targeted to a specific category of members or whether it is run across our entire network. We attempt to sell all of our available advertising space, or inventory, through a combination of advertisements that we sell on either a "CPM" basis (whereby the advertiser pays us an agreed amount for each 1,000 advertisements) or a "cost-per-action" basis (whereby we generate revenue only if the member responds to the advertisement with an action, such as by "clicking" on the advertisement or purchasing the product advertised). In a CPM-based advertising contract, we recognize revenues from advertising sales ratably as we deliver individual advertisements, or impressions. In a cost per action contract, we recognize revenues as members "click" or otherwise respond to the advertisement. In the case of contracts requiring actual sales of advertised items, we may experience delays in recognizing revenues pending receipt of data from the advertiser.

    On some occasions, we have also received upfront "placement" fees from direct marketers and e-commerce companies. These arrangements give the customer the exclusive right to use our network to promote goods or services within their category. These exclusive arrangements generally last one year. We record placement fees as deferred revenues, and we recognize the revenues ratably over the term of the agreement.

    We also engage in barter transactions. Under these arrangements, we deliver advertisements promoting a third party's goods and services in exchange for their agreement to run advertisements promoting our Webmail service. The number of advertisements that each party agrees to deliver, and hence the effective CPM, may not be equal. We recognize barter revenues ratably as the third party's advertisements are delivered to our members. We record cost of revenues ratably as our advertisements are delivered by the third party. Although our revenues and related costs of revenues will be equal at the conclusion of the barter transaction, the amounts may not be equal in any particular quarter. We record barter revenues and expenses at the fair market value of either the services we provide or of those we receive, whichever is more readily determinable in the circumstances. Barter revenues were 14% of revenues for the year ended December 31, 1998, but decreased to 10% of revenues in the fourth quarter of 1998. On an annual basis, we anticipate that barter revenues will remain below 10%, although the actual percentage may fluctuate in any given quarter.

    In most of our contracts with our partners we provide the Webmail service at no cost to the partner. In exchange for assuming the costs to provide service, we retain a percentage (generally at least 50%) of any advertising and subscription revenues attributable to our Webmail service at the partner's site. While most of our partners share in advertising and subscription revenues on a quarterly basis during the contract term, some of our partners are compensated or have the option to be compensated based on the number of member registrations. These contracts call for us to pay an amount in cash and/or shares of our Class A common stock for each member registration or confirmed member registration at the partner's site. In addition, under some of our contracts we pay our partners guaranteed minimum amounts and/or upfront or scheduled payments, usually in the form of sponsorship or license fees. Because we expect to retain at contract termination most of the members that establish emailboxes, we account for both revenue sharing and per-member costs as customer acquisition costs. We record these costs as sales and marketing expenses as we incur them.

    Because some of our contracts require us to issue shares of Class A common stock on a contingent basis, we could experience substantial fluctuations in our quarterly earnings. The amount of stock we are required to issue is usually based upon the number of member registrations during the preceding quarter or upon the achievement of certain targets. We record the non-cash expense as of the date we issue the stock or as of the date the targets are achieved, at the then fair market value of our stock. These expenses aggregated approximately $2,982,000 for the year ended December 31, 1998. As required by our contracts, we expect to continue issuing shares of our Class A common stock to AltaVista, CNET, Snap, NBC and RemarQ. See "Risk Factors--Our contracts with our Web site partners require us to incur substantial expenses" and "--We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline."

    In our agreements with GeoCities and CNN, we agreed to issue stock either upon launch of the Webmail service at their sites or on execution of the contract. In general, these stock issuances are not dependent on a certain number of subscriptions or revenues, but rather on certain promotional obligations of the partner. We capitalize as a partner advance the market value of all stock we issue and then amortize that amount over the length of the contract. We recorded approximately $173,000 of amortization expense for these agreements in 1998. This amortization is included in sales and marketing expenses.

    Although we have experienced substantial growth in revenues in recent periods, we have incurred substantial operating losses since our inception and we expect to incur substantial operating losses for the foreseeable future. As of December 31, 1998, we had an accumulated deficit of approximately $17.1 million. We intend to invest heavily in sales and marketing and continued development and enhancements to our network infrastructure and service offerings. Our prospects should be considered in light of risks, expenses and difficulties encountered by companies in the early stages of development, particularly companies in the rapidly evolving Internet market. See "Risk Factors."

    In light of the evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results are not meaningful and should not be relied upon as indications of future performance. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Our revenues are also affected by seasonal patterns in advertising, which would become more noticeable if our revenue growth does not continue at its recent rate. We do not believe that our historical growth rates are indicative of future results.

RESULTS OF OPERATIONS

    Our financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect only immaterial transactions. These activities have been included in the 1996 financial statements to facilitate presentation.

REVENUES

    Revenues increased to approximately $1.5 million in 1998 from approximately $173,000 in 1997. The increase was due primarily to our commencing advertising sales in July 1998. These sales became possible because of the growth in our number of emailboxes. From inception through December 31, 1998, our members had established an aggregate of approximately 4 million emailboxes. This represents an increase of approximately 3 million emailboxes during 1998. See "Risk Factors--We have only limited information about our members and their usage, which may reduce our potential revenues." Revenues for 1998 included approximately $1.1 million of advertising revenue. Of this revenue, approximately $461,000 was attributable to one customer, N2K/Music Boulevard. This amount included barter revenues of approximately $162,000, representing all of our barter revenues for the year. Our revenues from subscriptions increased to approximately $286,000 in 1998 from approximately $61,000 in 1997. The remaining type of revenue, from the sale of domain names, decreased to approximately $92,000 in 1998 from approximately $112,000 in 1997.

    In the fourth quarter of 1998, revenues from members acquired through the Lycos and AltaVista Web sites accounted for approximately 40% of our revenue. Our agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor which provides homepage and Webmail services. Compaq, the owner of the AltaVista Web site, has recently entered into a strategic relationship with Microsoft. As part of that relationship, AltaVista agreed to offer Microsoft's Hotmail Webmail service starting in July 1999, when our contract with AltaVista expires. While these contracts either have or will soon expire, we expect that we will continue to serve the majority of the affected members. See "Risk Factors--Several of our most significant partner contracts have expired or may soon terminate."

    We launched our commercial email service in 1996 and therefore had only $19,000 in revenues in this period. These consisted of $2,000 from subscription services and $17,000 from the sale of domain names.

OPERATING EXPENSES

    COST OF REVENUES

    Cost of revenues was approximately $2.9 million in 1998, an increase from approximately $1.1 million in 1997. Cost of revenues consists primarily of costs incurred in the delivery and support of our email services, including depreciation of equipment used in our network infrastructure, the cost of telecommunications service, and personnel costs associated with our systems, databases and graphics. Cost of revenues also includes costs associated with licensing third party network software. In addition, we report the cost of barter trades, amortization of domain assets, and the cost of domain names that have been sold in cost of revenues. During the second half of 1998, we purchased significant amounts of capital equipment for the network to accommodate the growth in the number of emailboxes. As a result, depreciation expense increased significantly during this period. Also, we substantially increased headcount in the above groups in the second half of the year. We anticipate continuing to purchase significant amounts of hardware and software and to continue to hire technical personnel.

    Cost of revenues increased from approximately $188,000 in 1996 to approximately $1.1 million in 1997. The increase was due primarily to increased depreciation expense, personnel costs and amortization of domain names.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased to approximately $7.7 million in 1998 from approximately $930,000 in 1997. The primary component of sales and marketing expenses is customer acquisition costs. The costs related to customer acquisitions paid in cash were approximately $1.7 million in 1998 and approximately $631,000 in 1997. The costs related to customer acquisitions through the issuance of Class A common stock were approximately $2.8 million in 1998. We did not issue shares related to customer acquisitions before 1998. We also recorded $173,000 in amortization of partner advances in 1998. There were no partner advances before 1998. The remainder of the costs in this category relate to salaries and commissions for sales, marketing, and business development personnel and their related travel and entertainment, as well as marketing promotions and advertising. We increased our sales and marketing efforts in the latter part of 1997 and continued to increase these efforts through 1998. We expect sales and marketing expenses to increase as we continue to invest in sales and marketing personnel, expand our partner network, and build our brand name.

    In 1997, sales and marketing expenses were approximately $930,000, up from approximately $65,000 in 1996 when we started conducting business. During 1997, we entered into several partner relationships and began incurring customer acquisition costs.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of compensation and other employee costs not included in other expense line items, as well as overhead expenses, customer support and bad debt expense. These expenses increased from approximately $862,000 in 1997 to approximately $3.5 million in 1998. The increase was primarily due to increases in the number of personnel to support and grow our business, increasing customer service coverage to 24 hours per day, 7 days per week and increased facilities space. We expect these expenses to continue to grow as necessary to support the growth of our business and to operate as a public company.

    General and administrative expenses increased from approximately $222,000 in 1996 and to approximately $862,000 in 1997 as our business started to grow. The increase was due primarily to increases in personnel, recruiting and consulting expenses.

    PRODUCT DEVELOPMENT

    Product development expenses consist primarily of salaries and benefits, consulting expenses and depreciation of equipment. These expenses relate to the development of new services and the enhancement of existing ones. These costs increased from approximately $296,000 in 1997 to approximately $1.6 million in 1998. The increase in expenses was due to increased staffing, the costs of adding new features to our services, designing new services and redesigning products. To date, we have expensed all of our product development costs as incurred. We need to continue to invest in product development to attain our goals, and as a result we expect product development expenses to increase significantly.

    Product development costs increased from approximately $94,000 in 1996 to approximately $296,000 in 1997. This increase was also due to increased staffing, consulting expenses and depreciation.

OTHER INCOME (EXPENSE)

    Interest income increased from approximately $36,000 in 1997 to approximately $277,000 in 1998. The increase was due to higher cash balances after we completed private placements of preferred stock in May and December of 1997 and January, July and August of 1998. In 1998, we realized a gain of approximately $438,000 when we sold shares of Lycos common stock. We received the Lycos stock as consideration in March 1998, when Lycos exercised an option to acquire preferred stock. We had granted Lycos the option when we entered into a partner contract with them in October 1997. Interest expense of approximately $109,000 in 1998 consists of interest recorded on our capital lease obligations.

    Interest income increased from $7,000 in 1996 to $36,000 in 1997. The increase was due primarily to higher cash balances after we completed private placements of preferred stock in May and December of 1997. Interest expense on capital leases increased from $2,000 in 1996 to $35,000 in 1997, as we continued to finance our computer equipment purchases.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following table sets forth unaudited quarterly statements of operations for each of the four quarters in 1998. We have prepared this data on substantially the same basis as the audited financial statements appearing elsewhere in this prospectus. We believe this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data together with the financial statements and the notes to those statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period. We expect that our quarterly revenues may fluctuate significantly. See "Risk Factors--We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline."

                                                                   THREE MONTHS ENDED
                                        -------------------------------------------------------------------------
                                          MARCH 31, 1998     JUNE 30, 1998  SEPTEMBER 30, 1998  DECEMBER 31, 1998
                                        -------------------  -------------  ------------------  -----------------
STATEMENT OF OPERATIONS DATA:
Revenues..............................      $    80,413      $     139,094    $      272,636      $   1,002,619

Operating expenses:
Cost of revenues......................          351,665            592,677           800,728          1,145,512
Sales and marketing...................          149,281            509,722         1,800,597          5,210,277
General and administrative............          275,206            489,082           960,093          1,757,716
Product development...................          218,292            277,750           489,723            587,700
                                             ----------      -------------  ------------------  -----------------
    Total operating expenses..........          994,444          1,869,231         4,051,141          8,701,205
                                             ----------      -------------  ------------------  -----------------
Loss from operations..................         (914,031)        (1,730,137)       (3,778,505)        (7,698,586)

Other income (expense):
Gain on sale of investment............               --            438,000                --                 --
Other income..........................            6,905             26,475           107,437            136,347
Interest expense......................          (13,368)           (20,265)          (29,199)           (46,355)
                                             ----------      -------------  ------------------  -----------------
Total other income, net...............           (6,463)           444,210            78,238             89,992
                                             ----------      -------------  ------------------  -----------------
Net loss..............................      $  (920,494)     $  (1,285,927)   $   (3,700,267)     $  (7,608,594)
                                             ----------      -------------  ------------------  -----------------
                                             ----------      -------------  ------------------  -----------------

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have obtained financing through private placements of equity securities and through equipment leases. To date, we have raised approximately $37.5 million through the sale of preferred stock, including the most recent sale of Class E convertible preferred stock of $16 million in March 1999. Upon completion of this offering we will receive $7.5 million from CNET and NBC in payment for the exercise of their warrants to purchase Class A common stock. As of December 31, 1998, we had approximately $8.4 million in cash and cash equivalents. We have had significant negative cash flows from operating activities for each fiscal and quarterly period to date. Net cash used in operating activities was approximately $439,000 for 1996, approximately $1.8 million for 1997 and approximately $4.8 million for 1998. Cash used in operating activities consisted mostly of net operating losses, decreased by issuances of stock for member acquisitions, non-cash compensation and depreciation and amortization.

    Net cash used in investing activities was approximately $135,000, $489,000 and $3.9 million for the years ended December 31, 1996, 1997, and 1998, respectively. Net cash used in investing activities consisted primarily of purchases of computer equipment and domain name assets. Net cash provided by investing activities resulted from the sale leaseback of computer equipment. We expect that net cash used in investing activities will increase as we acquire significant new hardware and software in the future.

    We have entered into various capital leases for computer equipment. These capital lease obligations resulted in non-cash financing activities aggregating approximately $212,000, $750,000 and $1.4 million in 1996, 1997, and 1998, respectively. The capital leases are with various institutions and have various terms ranging from three to five years. The weighted average interest rate under the leases was approximately 11.5% in 1998.

    We have entered into various arrangements in connection with our domain name assets. The obligations resulted in non-cash financing activities aggregating approximately $227,000 and $169,000 in 1997 and 1998, respectively. These agreements have terms ranging from two to seven years.

    Our net cash provided by financing activities was approximately $700,000, $3.0 million and $16.2 million during 1996, 1997 and 1998, respectively. The principal component in 1996 was the net proceeds from the issuance of Class A and B common stock to founders. The main component in 1997 was the proceeds from Class A preferred stock and in 1998 the main components were the proceeds from Class A and C preferred stock.

    We believe that the net proceeds from the offering, the recent private placement and the exercise of the warrants held by CNET and NBC, together with our existing cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Our operating and investing activities may require us to obtain additional equity or debt financing. In addition, we may evaluate potential acquisitions of other businesses, products, and technologies. In order to complete these potential acquisitions, we may need additional equity or debt financing in the future. Sales of additional equity securities could result in additional dilution to our stockholders.

YEAR 2000 COMPLIANCE

    Our business could suffer if the systems on which we are dependent to conduct our operations are not Year 2000 compliant.

    Our potential areas of exposure include internal information technology, including computers and software; non-information technology, including telephone systems and other equipment that we use internally; and external, third party systems, particularly the systems that comprise the Internet and those products and services that allow our members to access the Internet.

    We have completed our initial assessment of current Year 2000 compliance for both our information and non-information technology. We are in the process of preparing a detailed testing plan. We expect the details of this plan to be complete by April 15, 1999.

    Based on our initial assessment, we believe all non-information technology, including security and phone systems, upon which we are materially dependent, is Year 2000 compliant. With respect to information technology that we use internally, we expect to resolve any Year 2000 compliance issues primarily through normal upgrades or, when necessary, through replacement of existing software with Year 2000 compliant products. We do not expect the cost of these upgrades or replacements to be material to our financial position or results of operations. We estimate that our total cost to become Year 2000 compliant will not exceed $200,000. However, necessary upgrades and replacements may not be completed on schedule or within estimated costs or may not successfully address our Year 2000 compliance issues. We intend to complete the replacement or correction of our non-compliant technologies, as well as the testing of any replacement or corrected technologies, by September 30, 1999.

    In the event that our production and operational facilities that support our Web sites are not Year 2000 compliant, portions of our services may become unavailable. Our review of our systems has shown that there is no single application that would make our services totally unavailable and we believe that we can quickly address any difficulties that may arise.

    We are unable to determine the extent to which the external, third-party systems on which our business depends may be prone to Year 2000 risks. In the event that the Internet or widespread access to the Internet is compromised because of Year 2000 problems, our services may not be available to or accessible by our members. See "Risk Factors--Our systems, and the systems of others that we depend on, may not operate properly because of Year 2000 problems." We are in the process of seeking verification from our key Web site and ISP partners, manufacturers and suppliers that they are Year 2000 compliant or, if they are not presently compliant, to provide an assurance that they plan to become so. As of March 9, 1999, we have received notification from over 90% of our manufacturers and suppliers and approximately 10% of our partners that they are either Year 2000 compliant or are taking necessary steps to become Year 2000 compliant. We expect to receive certifications from the remaining manufacturers, suppliers, and partners by April 15, 1999. To the extent that vendors fail to provide certification that they are Year 2000 compliant by July 31, 1999, we will reevaluate our relationships.

    In the event that any of our partner sites are unable to operate due to Year 2000 operational difficulties, we could offer most of the affected members the ability to bypass the partner site and access their emailbox through one of our own sites.

    We do not currently have a contingency plan to deal with the worst-case scenario that might occur if technologies on which we are dependent are not Year 2000 compliant and fail to operate effectively. We intend to develop a plan for this scenario by August 1, 1999.

    If our present efforts to address the Year 2000 compliance issues are not successful, or if partners, manufacturers, suppliers and other third parties do not successfully address these issues, our business, operating results and financial position could be materially and adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accounts issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1")." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We believe that the adoption of this Statement will not have a significant impact on our financial statements.

    We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires us to report in our financial statements, in addition to our net income
(loss), comprehensive income (loss). Comprehensive income or loss includes all changes in equity during a period from non-owner sources, including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on investments in debt and equity securities. There were no differences between our comprehensive loss and net loss as reported.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. We have determined that we do not have any separately reportable segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect this statement to affect us, as we do not have any derivative instruments or hedging activities.

                                    BUSINESS

    This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

MAIL.COM OVERVIEW

    Mail.com is a leading global provider of email services. At the end of 1998, we were the sixth largest provider of emailboxes in the world, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census. Our basic email services are free to our members. We generate revenues from advertising, direct marketing, e-commerce offerings and premium services offered to our members on a subscription basis. In February 1999, we processed approximately 100 million email messages and delivered approximately 150 million advertisements.

    We offer our members Web-based email, also known as Webmail. Webmail has several benefits when compared to traditional email. Traditional email users generally access their email only through their own individual computer. Webmail allows users to access their email through any computer or other device that has a Web browser with access to the Internet. Webmail users do not need to install or set up email software. Members obtain a permanent email address that they can keep even if they switch jobs, change their ISP or graduate from school. Our Webmail offering includes a large choice of easy-to-remember, personalized email addresses such as @mail.com, @email.com, @doctor.com, @lawyer.com, @USA.com and @Asia.com from our portfolio of approximately 1,200 domain names.

    We have grown our member base by signing up members in partnership with third party Web sites and at our own Web sites. We offer our co-branded email service at 40 Web sites, including Web sites owned by CBS SportsLine, CNET, CNN, InfoSpace, Lexis-Nexis, Paramount, Snap, Standard & Poor's and Time Warner. By offering email services to their visitors, our Web site partners seek to increase traffic, enhance user affinity, broaden reach, collect user demographic information and generate incremental revenues. We recently launched an initiative to offer Web-based access for ISP email accounts. We launched this service in February 1999 with Prodigy and have entered into contracts with GTE and Cable & Wireless. By offering Web-based access to their customers, our ISP partners seek to increase user satisfaction, reduce telecommunications and customer support costs and generate a new revenue stream.

    We believe that email has several benefits as an advertising, direct marketing and e-commerce medium. While members are using our email service on one of our partner Web sites or one of our own Web sites, we can display advertising to them. We can target advertising because our members identify themselves when they sign in to use their email. This permits us to direct particular advertisements, direct marketing or e-commerce opportunities to selected members on the basis of age, gender or other demographic criteria. We also benefit from the fact that much of our content is important to our users, having been written by their colleagues, friends and family. This valuable content costs nothing for us to produce. As our number of active members grows, we hope to increase our advertising rates by offering access to larger but increasingly segmented pools of members who fit an advertiser's desired demographic criteria. Since July 1, 1998, approximately 100 advertisers have advertised on our email network.

    The email industry is highly fragmented with large numbers of ISPs, businesses and schools maintaining their own systems. We believe that as the complexity and usage of email increases there will be an increasing desire on the part of Web sites, ISPs, small businesses and educational institutions to outsource their email to third parties. We believe our economies of scale, flexible technology platform and email focus will enable us to offer these market segments an attractive outsourcing alternative, both domestically and internationally.

INDUSTRY BACKGROUND

    Use of the Internet and Internet related applications is growing rapidly. The International Data Corporation (IDC) projects that the number of Web users will increase from 69 million worldwide at the end of 1997 to 320 million by the end of 2002.

    GROWTH OF EMAIL

    Email is becoming an increasingly important means of communication, with both the number of email users and usage levels per individual projected to increase significantly. According to an October 1998 Jupiter Communications survey, approximately 97% of respondents reported using email. Email has the highest usage of any service on the Internet. According to the Jupiter survey there are over three times as many people using email as there are viewing or creating a personal homepage, visiting a sports, music or games related site, or participating in online chat. At the end of 1998, there were approximately 325 million emailboxes worldwide, an increase of 64% from a year before according to a study by ELECTRONIC MAIL & MESSAGING SYSTEMS. Forrester Research projects that the daily global Internet email traffic will increase from 100 million messages per day in 1996 to 1.5 billion messages per day in 2002.

    We believe the growth in email usage reflects several advantages over traditional methods of communication. An email is easier to send than printed correspondence and typically arrives in minutes. Email is easily distributed and forwarded to many recipients or distributed to mailing lists. The electronic format of email offers electronic filing, searching and editing capabilities not generally available for faxes, voicemail and other forms of communications. Email also allows for computer file attachments, permitting the recipient to open and use files if they have the appropriate application software. In addition, email can be integrated with other applications such as automated scheduling, document sharing, and messaging applications such as email-to-fax and email-to-pager.

    Webmail accounts are the fastest growing category of emailboxes, according to ELECTRONIC MAIL & MESSAGING SYSTEMS. According to this source, the number of Webmail accounts increased from 2.4 million at the end of 1996 to 82.6 million at the end of 1998. Webmail allows users to access their email through any computer or other device that has a Web browser and access to the Internet. The feature email users request most is universal access to their email service, according to a survey conducted by Jupiter Communications/NFO Interactive.

    EMERGENCE OF THIRD PARTY EMAIL SERVICE PROVIDERS

    Prior to 1996, nearly all email services were provided directly by users' employers, schools or ISPs. The emergence of Webmail has given third party providers the ability to provide email services to any user with access to the Web. This permits the development of large third-party email providers that often have economy of scale advantages over traditional email providers, including:

    - the ability to spread costs of developing specialized email products and services over large numbers of users;

    - the ability to service many customer locations from one or more large centralized data centers;

    - sufficient global traffic to warrant 24 hour customer support and system maintenance staff;

    - volume purchasing of hardware, software, telecommunications and other services;

    - sufficient member base to attract general interest advertisers as well as specialized advertisers seeking users in specific demographic targets; and

    - sufficient member base to develop direct marketing and e-commerce opportunities.

ADVERTISING, DIRECT MARKETING AND E-COMMERCE ON THE INTERNET

    The Web is emerging as an attractive new medium for advertisers, offering a level of targetability, interactivity and measurability not available in traditional media. Jupiter Communications projects that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%. By advertising on the Web, advertisers have the ability to target their messages to specific groups of consumers. The Web also allows advertisers to measure the number of times that a particular advertisement has been viewed and the responses to the advertisement.

    We also believe that the Web improves advertisers' direct marketing efforts, which have been traditionally conducted through direct mail and telemarketing. The interactive nature of the Web gives advertisers the potential to establish dialogues and one-to-one relationships with potential consumers. Advertisers can then make highly targeted product offers to consumers at the point of sale over the Web at lower costs.

    We believe that the growth in Web users and usage and the increasing amounts of e-commerce will continue to create growth in Web advertising and direct marketing. The Web is becoming a powerful e-commerce platform, since online purchases of goods and services can be less expensive and more convenient than traditional transactions. We believe that as the volume of e-commerce transactions expands, retailers will offer a greater variety of products and services over the Web. Forrester Research has estimated that online sales for retail goods other than automobiles totaled $4.8 billion in 1998 and projects that such sales will increase to $50.2 billion in 2002.

BUSINESS STRATEGY

    As a leading global provider of email services, we seek to grow our member base and increase usage of our services by expanding our partner network, developing the Mail.com brand and by adding additional features to our services. We believe this will provide us with greater advertising and other revenue opportunities and economies of scale. Our strategies include:

    - BUILDING OUR MEMBER BASE. We intend to add new members by expanding our partner network to include additional Web sites and ISPs. We plan to use a portion of the proceeds of this offering to launch marketing, promotional and communications programs in an attempt to increase our brand recognition, attract new partners and stimulate higher usage by our members. We will also seek to acquire businesses with established user bases to which we can offer our service.

    - INCREASING MEMBER USAGE. We believe that adding features to our service will increase member usage and generate more page views and revenue opportunities. For example, in 1999 we plan to introduce a spell checker and integrated personal calendars with "to do" lists and event reminders. We also plan to expand our portfolio of domain names from which members can select their email addresses. We are designing our technology to be the foundation for additional messaging services. Our long-term objective is to become a member's communications portal on the Web by combining email, fax, voicemail, calendars, address books and related tools into one fully-integrated service.

    - INCREASING OUR ADVERTISING, DIRECT MARKETING AND E-COMMERCE REVENUE OPPORTUNITIES. As our number of active members grows, we will seek to increase our advertising revenues by using the demographic data we collect to offer advertisers access to larger and increasingly segmented pools of members who fit their desired criteria. We plan to offer advertisers a broader array of advertising formats and tools. Examples include custom mailings to members who have requested special advertiser offers and instant member polls regarding their planned purchases, brand preferences, price sensitivity and other areas of interest to our sponsors. We also intend to continue to develop additional e-commerce relationships.

    - EXPANDING SUBSCRIPTION AND OTHER REVENUE OPPORTUNITIES. We plan to offer additional premium services during 1999. MailPro will provide members with larger email storage and attachment capacity and priority customer support. MailFax will permit low cost faxing through a Web-based interface. We have designed our new subscription infrastructure to permit us to add additional Internet messaging and related services on a regular basis. In the fourth quarter of 1998, we started requiring fees from select Web sites seeking our co-branded email services and intend to continue this practice in the future where appropriate.

    - ENTERING ADDITIONAL MARKET SEGMENTS. We also plan to offer our third-party email services to small businesses, colleges and other organizations. In addition, we plan to expand our international member base by adding additional international partners and by providing new features such as email language translation. We plan to add foreign language sites in addition to the German, Italian, Spanish, French, Dutch and Japanese sites we offer today. We will also continue to seek to acquire strategic businesses and technology that will help us serve these markets.

OUR SERVICES

    Our Webmail services differ from traditional email in several respects. Traditional email services are typically provided by ISPs, employers and schools as part of a larger offering, usually including Internet access. An ISP customer generally uses a computer containing the ISP's software to download their email from their ISP or other source to their own computer. The user then reads their email using a program provided by the ISP or a commercial program such as Eudora, Microsoft Outlook or Netscape Messenger.

    Members sign up for our free Webmail services at one of our partners' or our own Web sites. After a brief sign-up procedure, which includes providing selected demographic data, a member selects an email address and establishes a password. Our members are not required to install or set up any email software on their computers. In order to access and read their email, our members visit the site at which they established service using any computer with Web access and a Web browser, such as Microsoft Internet Explorer or Netscape Navigator. In addition, members store their email, address books, folders and other data on our computers, rather than on the individual computer they used for a particular visit. With our basic service, members perform all their email tasks while on line and connected to the Web.

    We have recently begun to offer a service which gives members free universal Web access to their existing ISP email accounts. Customers of ISPs that offer our service can access their ISP email by going to their ISP's Web site and signing in using their existing ISP email address and password.

    We have developed a broad array of services to provide Internet messaging capabilities. All of our services share a common foundation of technology, features and applications. The primary services are described below.

                               BASIC FREE SERVICES

Universal access               Universal access to all email sending and receiving
                               capabilities, including reply, forward, attachments, address book, and storage folders, from any computer or other device with a Web browser and a connection to the Internet. This
                               permits members to read and send email when they are away
                               from home, school or work. Universal access also allows for permanent email addresses. Our members keep their email
                               addresses even if they change ISPs, leave school or switch jobs.

Email forwarding               Set an account to forward email to any emailbox anywhere in the world.

External mail collection       Consolidate mail from up to five emailboxes into one Webmail account. This feature permits a user with multiple
                               emailboxes to manage their email without having to check all their emailboxes on a regular basis. Mail collection will
                               not work with any third party account that is protected by a
                               "firewall" or similar software that prevents us from
                               accessing the account. Many ISPs, schools and businesses use software of this nature.

Multiple accounts              Members can create separate email accounts for different
                               family members or colleagues even if they have only one
                               Internet account.

Storage capacity               Free service includes up to four megabytes of storage on our system.

Privacy                        Messages are stored centrally on Mail.com's system and are accessed only after a password is verified. With traditional email, messages are downloaded onto a user's computer, where they could potentially be viewed by others who have access to the computer.

Spam blocking                  Using proprietary software, we attempt to block unsolicited bulk email (spam) from members' accounts.

                               PREMIUM PAY SERVICES

Premium address                Members can select a personalized email address from a list of unique domain names owned either by us or by one of our partners. Such popular email addresses include
                               membername@bruinsfan.com and membername@startrek.com.

Post Office Protocol           The ability to download email to a computer, including a
  ("POP3") access              laptop or other portable device. The member can then read
                               their email while offline, such as when traveling or
                               commuting, using an email program such as Microsoft Outlook,
                               Eudora or Netscape Messenger. This also permits members to save telephone and ISP charges.

                               OTHER SERVICES SCHEDULED TO LAUNCH IN 1999

MailPro (pay service)          Increased storage capacity (above current limit of four
                               megabytes of data), ability to send and receive larger file attachments (above current limit of 500 kilobytes of data)
                               and priority customer service.

Web-based calendar             Universal access to manage calendar, address book and
  (free service)               electronic reminders of appointments, birthdays and
                               anniversaries.

MailFax messaging              Send faxes through one universally accessible Web site.
  (pay service)

PORTFOLIO OF DOMAIN NAMES

    We have a portfolio of approximately 1,200 domain names in a variety of categories including professions, business, entertainment, places and sports. We offer a portion of these domain names to our members as choices for email addresses. Some domain names are offered for free to members and some are offered on a subscription basis. On certain sites, members are offered one free choice and on other sites members are offered multiple free and pay domain names, up to a maximum of 300 domain names at a site. Often the free default domain name offered on a partner's site is owned by the partner, along with a few other domain names, and the rest are controlled by us. We either own the domain names in our portfolio or have the right to use them to offer email services. In some cases, with respect to the domain names that we have rights to, we pay a royalty to the seller or owner of the domain name.

    We may also offer our domain names in the future as personalized addresses for member homepages. Many of these domain names also present potential business opportunities as independent Web sites. For example, we have licensed the domain names London.com, Britain.com and England.com as Web site addresses for Web sites being developed by the London Tourist Board. We have also entered into an agreement with Southam, Inc., the parent of THE DAILY TELEGRAPH, a large English daily newspaper, to offer email services to their newspaper readers using the domain name London.com. We intend to acquire further domain names to appeal to additional segments of users.

    Below is a sample of our domain names by category.

---------------------  ---------------------  ---------------------  ---------------------
        MAIL                  PLACES               PROFESSION          SPORTS / AFFINITY
Mail.com               USA.com                Doctor.com             SPORTS
Email.com              Asia.com               Lawyer.com               Fan.com
Webmail.com            Europe.com             Engineer.com             Footballmail.com
Post.com               India.com              Accountant.com           Hockeymail.com
Homemail.com           London.com             Consultant.com         MUSIC
Schoolmail.com         Rome.com               Teacher.com              Bluesfan.com
Workmail.com           Madrid.com             Journalist.com           Jazzfan.com

DISTRIBUTION NETWORK

    We have built our member base by signing up members in partnership with third party Web sites and ISPs as well as by signing up members directly through our own Web sites. We generally share a portion of our revenues with our partners in exchange for their making our service available to their users.

    WEBMAIL FOR OUR WEB SITE PARTNERS

    One of our core strategies since inception has been to offer our email service in partnership with third party Web sites. These partner sites attract a large number of visitors and provide a cost-effective way for us to rapidly add new members to our service. We believe that when we launched our email service for InfoSpace in 1996, we became the first party to outsource email for a Web site. Since then we have built our partner network and currently offer our email service at 40 Web sites in diverse categories such as technology, media, sports, entertainment and business.

    We enable partners to offer Webmail without having to incur the expense of developing and maintaining the necessary technology and infrastructure. We provide the technology development, manage the hardware infrastructure, and provide users with customer support. Since our technology allows for flexibility in the design of Web pages, we can allow our partners to customize the look and feel of the user interface to provide a better integration between the partner's Web site and our email service.

    By offering our Webmail service to their visitors, Web site partners seek to increase the traffic at their site because they expect that visitors will return to the site to check their email. By attaching customized tag lines to outgoing emails that identify the partner's Web site, we believe our service can enhance a partner's branding efforts. We believe that our selection of personalized domain names can also help the partner to promote user affinity and consequently to increase traffic. In addition, the demographic data that we request at sign up can help a partner learn about its user base and give the partner access to information that might otherwise be difficult to obtain.

    WEBMAIL FOR ISPS

    During the second half of 1998, we used our expertise in outsourcing email for Web sites to develop a proprietary Webmail service for the ISP marketplace. In February 1999, we launched our service with Prodigy and have entered into contracts to launch with GTE and Cable & Wireless. Additionally, we entered into an agreement with RemarQ, an outsourcer of newsreader services to approximately 900 ISPs. RemarQ will seek to distribute our Webmail service to their ISP customers in return for a share of the revenue generated.

    According to ELECTRONIC MAIL & MESSAGING SYSTEMS, there were approximately 42 million emailboxes provided by ISPs worldwide at the end of 1998. We believe that our Webmail service significantly enhances ISP email services by providing their email users with universal email access.

    ISP partners can offer their users Webmail without the cost of developing or maintaining technology, infrastructure or customer support. As with our Web site partners, ISPs seek to increase user affinity and generate additional revenues. Additionally, ISPs may benefit from lower network costs. With Web access to their ISP email accounts, users can more easily access their ISP email during the work day. This may help ISPs lower network costs by shifting some user demand away from peak evening times, when users are at home, resulting in a more even distribution of usage throughout the day.

    The following table sets forth our Web site and ISP partners and the Web site addresses at which members can access our services.

           PARTNER                        ADDRESS                      DESCRIPTION
-----------------------------  -----------------------------  -----------------------------
BUSINESS
  CNN                          www.cnn.com                    World news
  Lexis-Nexis                  www.lexis.com/xchange          Legal content
  Martindale-Hubbell           www.martindale.com             Legal content
  SmartResume                  www.smartresume.net            Career services
  Standard & Poor's            www.personalwealth.com         Financial information
TECHNOLOGY PUBLISHERS
  CMP Media                    www.techweb.com                Technology
  CNET                         www.cnet.com                   Technology content and
                                                              services
  IDG                          www.idg.net                    International technology
                                                              content
MEDIA
  Barbour/Langley              www.cops.com                   COPS television show
  Cox Interactive Media        to be launched                 Regional content
  Homework Central             www.homeworkcentral.com        Academic research
  NBC                          to be launched                 National and affiliate T.V.
  Paramount Entertainment      www.startrek.com               Online home of StarTrek
  Rolling Stone                yourturn.rollingstone.com      Music industry content
  Time Warner (Pathfinder)     www.pathfinder.com             General interest
E-COMMERCE
  Alloy Online                 www.alloyonline.com            Teen shopping catalog
  Call Sciences                www.istc.org                   International student travel
  Club VDO                     www.vdo.net/clubvdo            Streaming video
INTERNATIONAL
  Lycos/Bertelsmann            www.lycos.co.uk,               British, Dutch, French,
                               www.lycos.nl,                  German, Italian and
                               www.lycos.fr, www.lycos.de,    Spanish Portal sites
                               www.lycos.it, www.lycos.es

  Futebol                      www.futeboltotal.com           Brazilian soccer
  Basis Technologies           www.nichibei.net               Japanese Webmail
  Southam/Hollinger Digital    www.canada.com                 Canadian portal
  Southam/Daily Telegraph      www.ukmax.com                  British newspaper
INTERNET
  AltaVista                    www.altavista.com              Portal
  GeoCities                    to be launched                 Personal homepages
  InfoSpace.com                www.infospace.com              Directory services
  RemarQ                       www.remarq.com                 Newsgroup service
  Snap                         www.snap.com                   Portal
INTERNET SERVICE PROVIDERS
  GTE                          www.gte.net (Webmail in        Internet service provider
                               service; ISP service to be
                               launched)
  Prodigy                      www.prodigy.com                Internet service provider
  Cable & Wireless             to be launched                 Internet service provider
SPORTS
  CBS SportsLine               www.sportsline.com             Sports content
  CNN/SI                       www.cnnsi.com                  Sports content
  Denver Broncos               www.denverbroncos.com          Team site
  FANSonly.com                 www.fansonly.com,              College sports content
                               www.calbears.com,
                               www.goducks.com
  NHL                          www.nhl.com                    Professional hockey
  Philadelphia Eagles          www.eaglesnet.com              Team site

    PARTNER ECONOMICS

    While each Web site and ISP partner contract is different, contracts typically run one to two years in length. In exchange for assuming all costs associated with providing the email service, we generally retain at least 50% of any advertising and subscription revenues attributable to our service. Under some of our revenue-sharing arrangements, our partners are entitled to receive guaranteed minimum amounts, most often based upon the number of member registrations processed during the applicable pay period. In addition, several contracts with specific promotional commitments from our partner require us to pay upfront or scheduled fees. More recently we have entered into contracts where we collect a fee for providing our service. We currently have three such contracts.

    We generally manage and sell the advertising on the Web sites. Under some of our contracts, our partners assume responsibility for managing advertising sales and pay us a percentage of the advertising revenues. A number of our partners do not permit us to place advertisements in our email service at their site unless we also place those advertisements throughout our network, which prevents us from specifically targeting members who use those particular sites.

    Members are generally given a choice of domain names when registering for our service at a partner site. Typically, the default address selection is at a domain that is owned by the partner and the other selections are owned by us. As of February 1999, we estimate that approximately 23% of our total member base, including members that have signed up at our own Web sites, have email addresses at partner-owned domains. Upon expiration, a small number of contracts obligate us to relinquish existing members with addresses at partner-owned domains, but most require us to continue providing service to those members until the partner elects to designate an alternative provider or provide service itself. By contrast, we generally retain the member accounts with addresses at domains owned by us. Thus, we can continue our efforts to generate revenues from these retained accounts even if our partners choose not to extend or renew their contracts with us. After their contract ends, many of our partners will have the option to maintain a way for members who registered for our service to continue signing in at their site.

    MAIL.COM BRANDED EMAIL

    In addition to offering Webmail services through our partners, members can sign up directly at our own Web sites. Since November 1996, members have accessed www.iName.com to sign up for service. iName is short for "Internet Name" and was the name of our company until January 1999, when we changed our name to Mail.com, Inc. Beginning in April 1999, members will sign up for service at www.Mail.com. In addition, we offer email service through other Web sites owned by us, including www.USA.com.

REVENUE

    We seek to generate revenues from multiple sources, including advertising, direct response marketing, electronic commerce, subscription services and email service outsourcing fees.

    ADVERTISING SALES

    Most of our revenues are generated from advertising sales. Members view multiple Web pages as they read and write messages and perform other email functions. Every page viewed during an email session has the capability to carry one or more advertisements. These may be in the form of a banner, typically across the top of each page, or smaller rectangular buttons and portals, typically located in the left margin of the Web pages. We currently do not deliver Web-based advertisements to our email forwarding and POP3 service members. We sell to advertisers, direct marketers and their agencies through our own sales force. Advertisers pay us based upon a variety of delivery measurements, including cost per impression, cost per click-through, cost per response and cost per buy. We believe that our Webmail service has several benefits as an advertising vehicle including:

    - HIGH VALUE, LOW COST CONTENT--The content members view on our Web pages has high value to them because much of it is created by their friends, family and colleagues. Also, unlike many other online publishers and traditional media, we incur no cost for this content.

    - DEMOGRAPHIC COLLECTION CAPABILITY--When members sign up for email accounts we request, but do not verify, demographic data such as:

           Zip code or postal code           Date of birth               Income range
           Gender                            Occupation                  Street address

    - EFFECTIVE TARGETING--Since members must log in and thus identify themselves in order to use the service, we can direct advertising to individual members on every page they view after signing in. This enables us to target advertising to individual members based on the demographic data we have collected. As our member base grows, we can more finely target using more demographic variables and still have target groups that are large enough to be valuable to our advertisers.

    - NETWORK SALES--Since our advertising opportunities are generated by members across many partner Web sites as well as our own Web sites, we can sell this space as an advertising network. Our advertising network includes several recognizable brand name sites that advertisers recognize and trust. Our advertisers can purchase targeted advertising directed to members across our advertising network by making a single purchase of advertising space from Mail.com.

    Since July 1, 1998 approximately 100 companies have advertised on our network. Selected advertisers from 1998 included:

           BonusMail         GoTo.com          GTE               MiningCo.com      N2K/Music Boulevard
           CMP               GMER              Infobeat          MSN.com           Spree.com
           First USA         H&RBlock          iVillage          Netscape          Uproar

    DIRECT MARKETING

    Under our BARGAIN HUNTER program, members can identify categories of products and services of interest to them and request that notices be sent to their emailbox about special opportunities, information and offers from companies in those categories. Current categories include: technology, hardware, software, entertainment, sports, shopping, finance, auto, family/kids and home. We send messages and special offers on behalf of our advertisers, who pay for one-time access to the list. Our mailing list is an "opt-in" list in that members must affirmatively check a box to indicate interest. These email "opt-in" lists generally command higher advertising rates than "opt-out" lists. Revenues from opt-in lists are a small but growing part of our overall revenues.

    ELECTRONIC COMMERCE

    To date, our e-commerce activities have focused on facilitating transactions for third party e-commerce sites. Examples include the promotion of CD sales for N2K/Music Boulevard, the promotion of video tape sales for BigStar, and the promotion of affinity credit cards for First USA. Our e-commerce partners pay up-front fees to secure exclusive promotional rights within their product category on the Mail.com network. They also may pay acquisition fees on a per customer basis or commissions on the sale of products or services. The agreements we have entered into so far typically run from six months to three years in length.

    We believe that over time we may choose to sell products other than email services directly to our members. We believe that e-commerce is a natural adjunct to our service. Through February 1999, approximately 40,000 members have provided us credit card information for subscription services. We expect this number to grow as we offer more subscription products and services to a larger membership base. Once we have collected a member's credit card information and billing address, subsequent purchases should be greatly simplified. A portion of the proceeds from this offering may be used to expand our staff to manage in-house and third party e-commerce opportunities.

    SUBSCRIPTION SERVICES

    While the majority of our members sign up for free service, we also generate revenues from upgraded email services. Until March 10, 1999, we charged $14.95, $23.95, $36.95 and $49.95 for one-year, two-year, five-year and lifetime subscriptions to our premium names and, we charged $23.95, $37.95 $59.95, and $79.95 for one-year, two-year, five-year and lifetime subscriptions to our POP3 service. Commencing March 10, 1999, we changed our rates to $2.95 per month, or $29.95 for a one-year subscription to our premium names and $3.95 per month, or $39.95 for a one-year subscription to our POP3 service.

    Historically, we offered members a free one month trial for premium services, without collecting credit card information in advance. At the end of the trial period, we had great difficulty collecting the necessary billing information, and as a result a substantial majority of premium members did not pay for their services. In addition, for those members who did provide credit card information, we experienced a high fraud rate because of limitations on our billing technology. We are currently installing the Portal billing system and have begun requiring credit card information at the time a member signs up for a subscription service. We believe our new billing system will improve our tracking, reporting, and fraud identification abilities, as well as allow us to terminate unpaid premium member services. See "Risk Factors--We must improve our billing, management information and other systems."

    OUTSOURCING FEES

    We believe that organizations, particularly small businesses and schools, will increasingly seek to outsource their email requirements. We plan to position Mail.com to take advantage of these future outsourcing opportunities. We believe that we will have the scale to provide these organizations with better service at a lower cost than they could provide themselves. We do, however, expect that it will be more difficult to enter into outsourcing agreements with schools and small businesses than it has been with Web sites. This is because schools and small businesses may already have established internal networks on which they are dependent and may have higher security concerns.

MARKETING

    We market to members, partners and advertisers. Our primary marketing objectives are to drive new signups, promote higher usage, build our brand, recruit new partners and support advertising sales. We have marketed to potential and existing members primarily through our partner Web sites. At our partner Web sites we use a combination of buttons, links, sign-up portals and banners to promote our email service. We use welcome emails and regular communications with our members to promote new features, special offers and contests and provide a mechanism for customer feedback.

    An important brand-building vehicle, the "Powered by Mail.com" logo, is displayed on the Webmail interface across all our partner Web sites. We also intend to use Web-based and traditional advertising to build the Mail.com brand and to acquire new members.

    We use business-to-business print and online marketing to help attract new Web site and ISP partners and retain existing relationships. We also plan to direct market to ISPs, small businesses and educational institutions using both online and traditional methods of direct marketing, such as telemarketing and mailings, to support our sales efforts.

    We engage in trade advertising and participate in trade shows to attract new advertisers. In addition, we use targeted sales materials and direct marketing efforts to promote our network to potential advertisers.

CUSTOMER SUPPORT

    Our members are very valuable to us and to our partners. Our goal is to provide quality customer support through our online support area and through a dedicated customer support team. During the month of February 1999, the average response time for all non-billing inquiries was less than two hours. We believe this positions us as a leader in Internet customer support. Only approximately 7% of Web sites surveyed by Jupiter Communications in February 1999 were able to respond to customer queries within 24 hours with a personalized, signed message.

    ONLINE SUPPORT

    We have created and frequently update an online searchable knowledge base with over 400 Web pages that allows members to find the answers to many of their questions about our services. Members can find answers by viewing our frequently asked questions or through the use of our full text search function. We have also developed a facility to enable members to help themselves with requests for forgotten passwords. We believe that approximately 80% of our members who seek our help are able to find answers using our online support area and without having to contact our customer service department.

    CUSTOMER SUPPORT TEAM

    Our customer service department is available by email or telephone 24 hours a day, seven days a week and is staffed by experienced technical support engineers and customer service representatives. We do not currently offer a toll free number for customer support. Both phone and email interactions with customers are randomly monitored to ensure consistent quality and accuracy. The majority of customers who contact our customer service department use the customer service request form on our Web site or send us an email. When members submit a request electronically, they receive a confirmation email with a tracking number. Our customized email-tracking system allows us to access a full history of each customer service request, prioritize issues based on customer status, classify issues based on the topic and route issues to customer service representatives depending upon the particular type of issue.

TECHNOLOGY

    Our Webmail technology has evolved rapidly since we commenced commercial operations. Our hardware network has grown from one computer at the end of June 1996 to over 200 computers at the end of February 1999. These computers run an extensive library of proprietary software we have developed to provide member and partner services. Currently, we are focused on building an integrated hardware and software platform that is reliable and can be expanded to support tens of millions of members. We cannot be sure that our technology will operate adequately at these levels.

    HARDWARE NETWORK

    Our hardware network is designed to provide high availability and performance and to accommodate rapid growth of our member base. The six primary elements of our hardware infrastructure are:

    - Mail transfer machines: Redundant banks of computers receive, transfer and send email on behalf of our members.

    - Web page servers: Redundant banks of computers generate customized Webmail pages for each member and partner.

    - Database machines: Member account data is stored in disk storage arrays. The data is managed using database software.

    - Email storage: Members' email messages are stored separately from their account data in disk storage arrays.

    - Bill presentment servers: Redundant computers run the secure on-line billing system.

    - Data network: Our computer network uses high speed routers and switches and is connected to the Internet through high capacity links from BBN Planet and UUNET.

    For our core infrastructure, we use industrial grade hardware from leading manufacturers. Generally, our hardware infrastructure is built using redundant components. However, certain components, including the database and email storage machines, are not redundant. A failure of any of these components could disrupt our service until a replacement component is received and installed. Our member account data is saved to tape and stored off site on a daily basis. Our member emails are stored on redundant hard drives within our email storage machines in case a hard drive should fail. However, we cannot be sure that we will be able to restore member data in the event of a hardware failure or that a restoration can be done in a timely basis. See "Risk Factors--Our network infrastructure may fail and interrupt our service."

    SOFTWARE

    No commercial software solution is available to adequately meet the demands of our large member base and diverse partner network. As a result, we have developed a substantial amount of software internally and will attempt to develop additional software. Where available, we utilize components from off-the-shelf software suppliers such as Oracle. Examples of our software related developments include:

    - Webmail technology which offers improved response times to members and gives us the ability to deploy new features in less time.

    - A customizable Webmail interface that integrates with the technology and branding of our partners' Web sites. This allows members a more seamless experience in signing in and navigating.

    - A design for secure email. We have applied for a related patent.

    DATA CENTER

    Our computers are located in Telehouse International's commercial data center housed in the building adjacent to our headquarters in lower Manhattan. Telehouse provides 24-hour security, fire protection, computer-grade air handling and backup power sources. We intend to establish a second data center outside of New York City. When completed, this data center will provide additional capacity and will serve as a backup site in the event of an emergency at our primary data center.

    OPERATIONS

    Our operations group monitors our sites 24 hours a day, seven days a week. Systems operators use automated monitoring tools to continuously test site performance and repeatedly perform manual checks of major functions.

    UNSOLICITED BULK EMAIL (SPAM)

    Unsolicited bulk email, or spam as it is often referred to is a significant problem for any provider of email services. To address this chronic problem, we have developed proprietary software and have implemented internal procedures for detecting and terminating accounts engaged in this activity. We have full time staff dedicated to the detection and reduction of spam.

    SECURITY

    While no computer system is impenetrable, our system is designed to guard against intruders who might seek to either damage or slow our service, or gain access to our users' accounts or information. We have also implemented automated monitors that are designed to provide an early warning in the event that certain types of attempts are made to breach our systems.

COMPETITION

    We compete for members, partners and advertisers.

    Members typically receive an emailbox from their employer, school or an ISP such as AOL, @Home or Microsoft's MSN network. In addition, they can subscribe to email services at most of the major Web sites. The leading sites offering email services include Microsoft's MSN network, which claims to have 35 million Web-based emailboxes at its Hotmail site, Yahoo!, Excite, Disney's GO Network, which includes InfoSeek, and the Lycos Network. Alternatively, members can sign up for email services through Web sites that have partnered with our outsourcing competitors. For example, Netscape offers email at its Web site outsourced from USA.net. Microsoft and Netscape have modified their browsers to promote their email offerings to users, and Compaq and other major PC manufacturers now include keyboard buttons linking users directly to their email offerings. Users that do not have Internet access can also receive free email services from Juno Online. Our success in attracting members over these competitors is highly dependent on our partners' level of visitor traffic and their commitment to promoting our email service.

    We compete for Web site and ISP partners with USA.net, Lycos's WhoWhere subsidiary, Bigfoot, CommTouch and Critical Path. With respect to the outsourcing services we plan to market to business customers, schools and other organizations, we expect to compete with AT&T Mail, MCI Mail and Fabrik and major ISPs such as Netcom. In addition, companies such as Software.com, Microsoft, Netscape, Lotus, Oracle and Sun Microsystems are currently offering email software products that would permit potential partners to provide their own email services, as opposed to through an outsourcer. Success in attracting new partners and outsourcing customers is dependent on scale, ability to rapidly deploy services, partner portfolio, and pricing structure. Some potential partners and outsourcing customers may elect not to outsource for other strategic reasons such as a need for direct control over the user experience or a desire to integrate their email service with other service offerings.

    We compete for Internet advertising revenues with large Web publishers and Web portals, such as America Online, Excite, Lycos, Microsoft, Infoseek and Yahoo!. Further, we compete with a variety of Internet advertising networks, including DoubleClick and 24/7 Media. We also encounter competition from a number of other sources, including advertising agencies and other companies that facilitate Internet advertising. We also compete with traditional advertising media, such as print, radio, television and outdoor advertising for a share of advertisers' total advertising budgets.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have the ability to bundle a variety of Web-based services such as Internet access, browser software, homepage design, hosting and calendars in addition to email services. The ability of these competitors to offer a suite of services may give them an advantage over us. Smaller companies may enter into strategic or commercial relationships with larger, more established and well financed companies. For example, Hotmail was acquired by Microsoft, and WhoWhere was recently acquired by Lycos. Further, some of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We cannot be sure that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors--Several of our competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings."

INTELLECTUAL PROPERTY

    Our intellectual property is among our most valued assets. We protect our intellectual property, technology and trade secrets primarily through copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. Parties with whom we discuss, or to whom we show, proprietary aspects of our technology, including employees and consultants, are required to sign confidentiality and non-disclosure agreements. If we fail to protect our intellectual property effectively, our business, operating results and financial condition may suffer. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

    We have developed our own proprietary technology to facilitate our Internet mail system and the components of our partner communications and advertising network. We restrict access to and distribution of our technology. We do not presently license our technology to third parties, except for limited exceptions where these parties are required to sign confidentiality agreements. Notwithstanding these protections, there is a risk that a third party could copy or otherwise obtain and use our technology or trade secrets without authorization. In addition, others may independently develop substantially equivalent technology. The precautions we take may not prevent misappropriation or infringement of our technology.

    We jointly own our network member database with our respective partners. This database includes contact and demographic information submitted by our members when they signup for email service. Any third parties receiving member contact and demographic information are required to sign confidentiality, non-disclosure and use restriction agreements, committing them to adhere to our privacy policy and prohibiting them from using the contact and demographic information in any way except as we expressly specify. In the absence of these agreements, current law provides inadequate protection. As a result, we will have difficulty protecting our rights if any of the information contained in our member database is pirated or obtained by an unauthorized party.

    In July 1998 we submitted a provisional application to the U.S. Patent and Trademark Office for a secure email system. We conduct an ongoing review of all of our proprietary technology to determine whether other aspects of our technology should be patented. We have a registered trademark for iName, our predecessor company name. In January 1999, we filed a trademark application with the U.S. Patent and Trademark Office for Mail.com.

    We own or have the rights to approximately 1,200 Internet domain names, approximately 600 of which we currently use to provide email addresses to our members. All of our domain names are registered with

Network Solutions, Inc. pursuant to a registration agreement which is renewed annually for a fee of $35.00 per domain name. We try to review all domain names to ensure that they are not subject to claims of ownership and other legal challenges by holders of any trademarks. Our domain names have been in the past, and we expect will be in the future, challenged by third parties. We will seek to protect by all appropriate means our rights to our domain names.

    We incorporate certain licensed, third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The outcome of any litigation between such licensors and a third party or between us and a third party may lead to our having to pay royalties for which we are not indemnified or for which such indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms if at all. In the future, we may seek to license additional technology to incorporate in our services. The loss of or inability to obtain or maintain any necessary technology licenses could result in delays in introduction of new services or curtailment of existing services, which could have a material adverse effect on our business, results of operations and financial condition.

    To the extent that we license any of our content from third parties, our exposure to copyright infringement actions may increase because we must rely upon these third parties for information as to the origin and ownership of the licensed content. We generally obtain representations as to the origins and ownership of any licensed content and indemnification to cover breaches of any representations. However, such representations may be inaccurate or such indemnification insufficient to provide adequate compensation for any breach of such representations.

    We cannot assure you that infringement or other claims will not be asserted or prosecuted against us in the future or that any future assertions or prosecutions will not materially adversely affect our business, results of operations and financial condition. It is also possible that claims could be asserted against us because of the content of emails sent over our system. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Any royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.

MAIL.COM EMPLOYEES

    As of February 1, 1999 there were 96 personnel dedicated full-time to our business. Of these personnel 42 persons worked in technology, product development and Web production; 18 persons worked in sales, marketing and business development; 13 persons worked in customer support; 18 persons worked in operations and administration; and five persons are executives. We have never had a work stoppage and no personnel are represented under collective bargain agreements. We consider our employee relations to be good.

    We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. To help us retain our personnel, all of our full-time employees have received stock option grants. To increase our geographic reach and ability to attract talented employees, we have opened a technology office in Morristown, New Jersey and a sales office in San Francisco, California. None of our personnel are bound by employment agreements that prevent them from terminating their relationship at any time for any reason.

    Competition for qualified personnel is intense, and we may not be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

See "Risk Factors--Our rapid expansion is straining our existing resources, and we may not be able to manage our growth effectively."

FACILITIES

    Our headquarters are located in leased space at 11 Broadway in lower Manhattan consisting of approximately 19,200 square feet. We have two and one half years remaining on our original five-year lease which ends June 30, 2001. We have a one-time option to terminate the lease in September 1999. We believe there is enough vacant space available in our building and the neighboring area for us to expand our operations as necessary.

    We have an additional technology development team located in approximately 2,400 square feet of leased space in Morristown, New Jersey. We have a three-year lease that ends on September 14, 2001 and we have the right to terminate this lease anytime after the first year with three months notice.

    In addition we have an advertising sales team in approximately 800 square feet of leased space in San Francisco, California.

    Our data center is housed in approximately 1,100 square feet of space leased from Telehouse International, a commercial data center in lower Manhattan. Telehouse provides 24 hour security, fire protection, computer-grade air handling, and backup power facilities.

                                   MANAGEMENT

    The following table sets forth the executive officers and directors of
Mail.com:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Gerald Gorman.......................          43   Chairman and Chief Executive Officer
Gary Millin.........................          29   President, Director
Lon Otremba.........................          41   Chief Operating Officer, Director
Charles Walden......................          45   Executive Vice President, Technology, Director
Debra McClister.....................          44   Executive Vice President, Chief Financial Officer
William Donaldson...................          66   Director
Stephen Ketchum.....................          37   Director
Jack Kuehler........................          65   Director
John Whitman........................          54   Director

    The following table sets forth certain information regarding other key employees of Mail.com:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Bob Helfant.........................          45   Senior Vice President, Special Projects
Michael Agesen......................          36   Vice President, Business Development
Catherine Billon....................          34   Vice President, Marketing and Partner Development
Ari Goldberger......................          38   Vice President, Business Development
Jason Gorevic.......................          27   Vice President, Operations
Peter Hamlen........................          29   Vice President, Software Development
Colin Jenkins.......................          35   Vice President, Systems
Mark Leigh..........................          26   Vice President, Product Development
Courtney Nichols....................          28   Vice President, Advertising Sales
Matthew Theodoseau..................          36   Vice President, Database Technology

EXECUTIVE OFFICERS AND DIRECTORS

GERALD GORMAN--CEO, CHAIRMAN OF THE BOARD OF DIRECTORS

    Mr. Gorman has served as our Chairman since founding the Company in December 1995 and as our Chief Executive Officer since February 1997. Prior to founding Mail.com he spent 10 years in the Investment Banking Division of Donaldson, Lufkin, & Jenrette where he founded and managed the Satellite Financing Group. Mr. Gorman has also held management positions at General Electric Capital Corporation from 1983 to 1985, and at Utah International from 1982 to 1983. Mr. Gorman received his Bachelor of Mechanical Engineering degree from Melbourne University and his M.B.A. from Columbia University.

GARY MILLIN--PRESIDENT, DIRECTOR

    Mr. Millin has served as our President and as a member of our board of directors since founding our Company in December 1995. Prior to founding Mail.com, Mr. Millin spent three years at the venture capital firm Consumer Venture Partners (CVP) from 1991 to 1994. Mr. Millin received his B.S. in Economics from the Wharton School and his M.B.A. from Harvard Business School where he was a Baker Scholar.

LON OTREMBA--CHIEF OPERATING OFFICER, DIRECTOR

    Mr. Otremba has served as our Chief Operating Officer and as a member of our Board of Directors since October 1997. Prior to joining Mail.com, Mr. Otremba served as Executive Vice President, Network Sales at CNET. Prior to joining CNET, Mr. Otremba served as Associated Publisher of PC MAGAZINE from 1991 to 1993. He has also held management positions at CMP Media from 1987 to 1990, Lebhar-Friedman from 1982 to 1987 and Procter & Gamble from 1980 to 1981. Mr. Otremba received his B.A. in Economics from Michigan State University.

CHARLES WALDEN--EXECUTIVE VICE PRESIDENT, TECHNOLOGY

    Mr. Walden has served as our Executive Vice President of Technology since February 1998. Before joining Mail.com, Mr. Walden worked for Dialogic Corporation from 1985 to 1997 in several capacities, including Director of Software Development, Vice President Engineering and, during his last two years, as Chief Technical Officer. Mr. Walden received his B.A. in Computer Science from the University of Texas at Austin.

DEBRA MCCLISTER--EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Ms. McClister has served as our Chief Financial Officer since July 1998. Prior to joining Mail.com, she held a variety of executive positions at Philips Media, and most recently served as Chief Operating Officer of Philips Media Software from 1996 to 1997. She was the Senior Vice President and Chief Financial Officer for Philips Media, North America from 1995 to 1996 and prior to that was Corporate Vice President and Controller for Philips Electronics, North America from 1988 to 1995. Ms. McClister also worked in financial management for Hitachi America. Ms. McClister received her B.S. in Commerce from Rider University and is a Certified Public Accountant.

WILLIAM DONALDSON--DIRECTOR

    Mr. Donaldson serves as Senior Advisor to Donaldson, Lufkin & Jenrette, Inc., which he co-founded in 1959, serving as its Chief Executive Officer until 1973. From 1991 to 1995 he was Chairman and CEO of the New York Stock Exchange. He founded the private investment firm Donaldson Enterprises in 1981 and served as its Chairman until 1990. In 1975, Mr. Donaldson was named founding Dean and Professor of Management at the Yale Management School and in 1973 he was appointed U.S. Undersecretary of State and subsequently served as Counsel to Vice President Nelson Rockefeller. Mr. Donaldson is a Director of Aetna, Inc., the Philip Morris Companies and Bright Horizons Family Solutions. He received his B.A. from Yale University and his M.B.A. with distinction from the Harvard Business School.

STEPHEN KETCHUM--DIRECTOR

    Mr. Ketchum is a Senior Vice President of Donaldson, Lufkin, & Jenrette's Telecommunications & Satellite Financing Group. Prior to joining Donaldson, Lufkin, & Jenrette, Inc. in 1990, Mr. Ketchum was employed at Dean Witter Reynolds. Mr. Ketchum serves on the board of Manufacturer's Services Limited, a contract manufacturing company based in Boston. Mr. Ketchum received his B.A. in finance and marketing from New England College and his M.B.A. from the Harvard Business School.

JACK KUEHLER--DIRECTOR

    Mr. Kuehler retired in August 1993 as Vice Chairman and a director of International Business Machines Corporation, having held various positions since joining IBM in 1958. Prior to his appointment as Vice Chairman of IBM in January 1993, Mr. Kuehler served as President from 1989 to 1993, as Vice Chairman from 1988 to 1989 and as Executive Vice President from 1987 to 1988. Mr. Kuehler is a director of Aetna, Inc., In Focus Systems, Inc., Olin Corporation and The Parsons Corporation. He is member of the National Academy of Engineering, a fellow of the Institute of Electrical and Electronics Engineers, Inc. and a fellow of the American Academy of Arts and Sciences.

JOHN WHITMAN--DIRECTOR

    Mr. Whitman has been a Managing Partner of Sycamore Ventures since 1995. Prior to joining Sycamore, Mr. Whitman was an advisor to several companies, including the Ford Motor Company, AT&T Venture Corp., Coopers & Lybrand, the United States Agency for International Development, and Prudential Securities Inc. From 1987 through 1990, Mr. Whitman was Chairman and Chief Executive Officer of Prudential-Bache Interfunding Inc. and from 1972 to 1987 he held various positions at Citicorp and Citicorp Venture Capital, Ltd. Mr. Whitman sits on the Boards of Directors of Comprehensive Automotive Recycling Services Inc., Wilson Haas Beverages, MacDonald Communications Corp., and Global Household Brands, and serves as a member of the merchant banking firm Cross Border L.L.C. and as a member of the Investment Committee of Spartek Emerging Opportunities of India Fund. Mr. Whitman received his B.A. from Yale University and his M.B.A. from the Harvard Business School.

KEY EMPLOYEES

BOB HELFANT--SENIOR VICE PRESIDENT, SPECIAL PROJECTS

    Mr. Helfant, our Senior Vice President of Special Projects, has been with us since November 1996. In 1990, Mr. Helfant founded Laser Resources, Inc., a multimedia CD-ROM distribution and publishing company which he managed until 1996. From 1986 to 1990, Mr. Helfant co-founded and managed Compact Disk Products, a CD-ROM distribution and retail company. Mr. Helfant did undergraduate work at SUNY-Oswego.

MICHAEL AGESEN--VICE PRESIDENT, BUSINESS DEVELOPMENT

    Mr. Agesen, our Vice President of Business Development, has been with us since November 1998. Prior to joining Mail.com, Mr. Agesen was Vice President of Affiliate Development at Snap from 1997 to October 1998. Mr. Agesen was Vice President of Licensing and Business Development at CNET from December 1995 until 1997. From 1992 to 1995, Mr. Agesen was Product Marketing Manager for AT&T WorldNet and AT&T Consumer Interactive Services. Mr. Agesen received his B.A. from the University of Virginia in 1986.

CATHERINE BILLON--VICE PRESIDENT, MARKETING AND PARTNER DEVELOPMENT

    Ms. Billon, our Vice President of Marketing and Partner Development, has been with us since October 1998. Prior to joining Mail.com, Ms. Billon was Vice President of International Sales and Marketing at the Discovery Channel from 1993 to 1998. Ms. Billon worked in the consumer marketing group at TIME magazine from 1989 to 1993. Ms. Billon worked at Columbia TriStar International Video from 1988 to 1989 and at the National Geographic Society from 1985 to 1987. Ms. Billon received her B.A. in International Relations from Brown University in 1985, and her M.B.A. from Columbia University in 1989.

ARI GOLDBERGER--VICE PRESIDENT, BUSINESS DEVELOPMENT

    Mr. Goldberger, our Vice President of Business Development, has been with us since June 1997. From 1992 to May 1997, Mr. Goldberger was associated with the law firm of Pepper, Hamilton & Scheetz. Mr. Goldberger received his B.S. in Economics from the Wharton School in 1984 and received his J.D. from Rutgers Law School in 1992.

JASON GOREVIC--VICE PRESIDENT, OPERATIONS

    Mr. Gorevic, our Vice President of Operations, has been with us since April 1998. Prior to joining Mail.com, Mr. Gorevic was at Oxford Health Plans from 1993 until 1998, where he served in various marketing and operations positions including Director of Service Strategy. Mr. Gorevic received his B.A. in International Relations from the University of Pennsylvania in 1993.

PETER HAMLEN--VICE PRESIDENT, SOFTWARE DEVELOPMENT

    Mr. Hamlen, our Vice President of Software Development, has been with us since November 1996. Prior to joining Mail.com, Mr. Hamlen worked in various software development roles at Home Box Office. Mr. Hamlen received his B.A. in Physics from Amherst College in 1991.

COLIN JENKINS--VICE PRESIDENT, SYSTEMS

    Mr. Jenkins, our Vice President of Systems, has been with us since October 1998. Prior to joining Mail.com, Mr. Jenkins was at Lehman Brothers from March through October of 1998 where he served as Manager of Automation Development and then became Manager of the Server Engineering Group for UNIX and NT. Mr. Jenkins also worked for D.E. Shaw from 1996 to 1998, and for the law firm of Davis, Polk and Wardwell from 1986 to 1987 as a Systems Administration Manager. He received his B.S. in Computer Science from Purdue University in 1986.

MARK LEIGH--VICE PRESIDENT, PRODUCT DEVELOPMENT

    Mr. Leigh, our Vice President of Product Development, has been with us since 1996. Prior to joining Mail.com, Mr. Leigh managed the development of software products for SQL Technologies. Mr. Leigh graduated from the University of Cape Town in 1993 with a Bachelor of Commerce degree, and received his Bachelor of Commerce Honors postgraduate degree in Information Systems in 1994.

COURTNEY NICHOLS--VICE PRESIDENT, ADVERTISING SALES

    Ms. Nichols, our Vice President of Advertising Sales, has been with us since February 1998. Prior to joining Mail.com, Ms. Nichols was a Sales Manager for CNET from January 1997 to January 1998. From 1995 to 1997, she served as Director of Sales at Interactive Imaginations, now 24/7 Media. From 1993 to 1995, she served as liaison to General Motors' Board of Directors and worked in GM's Treasurer's Office. Ms. Nichols received her B.A. from Davidson College in 1992.

MATTHEW THEODOSEAU--VICE PRESIDENT, DATABASE TECHNOLOGY

    Mr. Theodoseau, our VP of Database Technology, has been with us since March of 1998. Prior to joining Mail.com, Mr. Theodoseau was at Citibank where he was Vice President of Operations and Technology from January through March 1998. Prior to that, Mr. Theodoseau was Senior Database Administrator at International Discount Telecommunications Corporation from 1996 through January 1998. Prior to that, he worked, in various senior database administration positions at Time Warner, USAA FSB, MBIA corporation, Merrill Lynch and New York Power Authority. Mr. Theodoseau received his B.S. from Mount Saint Mary College in 1989 and his M.S. in Computer Science from Marist College in 1992.

DIRECTOR TERMS

    Members of the board of directors, other than the members of the initial board of directors, shall be elected at the annual meeting of stockholders and shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

BOARD COMMITTEES

    The Compensation Committee is currently composed of three outside directors:
William Donaldson, Stephen Ketchum and John Whitman. Under shareholders' agreements with the Class A and Class C shareholders, we are required to elect at least two non-management directors to the three person Compensation Committee.

    The members of the Audit Committee of the board of directors will be appointed prior to the closing of this offering and will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of Mail.com's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Mail.com's independent auditors and the accounting practices of Mail.com.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Mail.com does not currently compensate its directors who are part of the management team. However, in 1997 and 1998, two outside, non-management directors were granted options as compensation for their serving as board members. In 1997, Mr. Donaldson and Mr. Kuehler were each granted options to purchase 100,000 shares of Class A common stock at an exercise price of $1.00, vesting monthly for one year, from May 1997 through May 1998. In May 1998, these two directors were each granted options to purchase 25,000 shares of Class A common stock at an exercise price of $3.50, vesting monthly for one year, from May 1998 to May 1999. On March 1, 1999, four outside, non-management directors were granted options for their service. Mr. Kuehler and Mr. Donaldson were each granted options to purchase 20,000 shares of Class A common stock at an exercise price of $5.00 per share, vesting on a monthly basis for one year from May 1999 through May 2000. Mr. Ketchum and Mr. Whitman were each granted options to purchase 10,000 shares of Class A common stock at $5.00 per share, vesting on a monthly basis for one year from March 1999 through March 2000.

    Each individual who first becomes a non-employee member of the board of directors will automatically receive a grant of an option to purchase shares of Class A common stock on the date such individual joins the board. In addition, on the date of each annual stockholders' meeting beginning in 2000, each non-employee member of the board will be granted an option to purchase shares of common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mail.com's Compensation Committee is comprised of three outside, non-management directors. All decisions relating to the compensation of Mail.com's executive officers are made by the Compensation Committee and Gerald Gorman.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

    Mail.com entered into an employment agreement with Gerald Gorman dated May 27, 1997. The agreement provided Mr. Gorman with a base salary of $200,000 per year during his first year of employment. Subsequent to calendar year 1997, Mr. Gorman's base salary and bonus amount may be adjusted on an annual basis at the sole discretion of the Compensation Committee. Mr. Gorman's current annual base salary is $200,000. Additionally, the agreement provides that for two years after Mr. Gorman leaves our employ, he will not work for a competitor or disclose any of our confidential information.

    Mail.com entered into an employment agreement with Gary Millin, dated March 21, 1996. The agreement provided Mr. Millin with a base salary of $100,000 during his first year of employment. Subsequent to calendar year 1996, Mr. Millin's base salary and bonus amount may be adjusted in the sole discretion of Gerald Gorman and the Compensation Committee. Mr. Millin's current annual base salary is

$130,000. Additionally, the agreement provides that for two years after Mr. Millin leaves our employ, he will not work for a competitor or disclose any of our confidential information.

    Mail.com entered into an employment agreement with Lon Otremba, dated September 24, 1997, pursuant to which he became our Chief Operating Officer. The agreement provides that for calendar years 1997 and 1998, Mr. Otremba will receive an annual base salary of $180,000 and a guaranteed bonus of 11.1% of base salary through the end of 1998. After 1998, the bonus is up to 30% of base salary. Pursuant to the agreement, Mr. Otremba's annual salary increased to $200,000 for 1999 upon Mail.com's achievement of certain objectives. Under the agreement, Mr. Otremba was granted an initial option of acquiring 473,200 shares of our Class A common stock, which vest quarterly over the first three years of his employment and are exercisable at the price of $2.00 per share. The agreement also provided for the grant of additional contingent options, which are linked to advertising revenues recognized by Mail.com through 1997 and 1998, granting Mr. Otremba the right to purchase up to 473,200 shares of our Class A common stock at $2.00 per share. These additional options vest quarterly over three years from the date of grant. Additionally, the agreement provides that for two years after Mr. Otremba leaves our employ, he will not work for a competitor or disclose any of our confidential information.

    Mail.com has entered into an employment agreement with Debra McClister, dated June 29, 1998. The agreement provides that Ms. McClister will receive an annual base salary of $180,000 which will be reviewed each year, and an annual bonus between 15%-45% of base annual salary. Pursuant to the agreement, Ms. McClister was granted an option to purchase 200,000 shares of our Class A common stock upon the commencement of her employment and was granted an additional option to purchase 40,000 shares on September 14, 1998 for achievement of certain objectives. Under the agreement, Ms. McClister waived her salary until October 19, 1998 in return for receiving an option to purchase 90,000 shares of our Class A common stock, which were granted at an exercise price of $3.50 per share and vest over 4 years. The agreement also provides that in the event that Mail.com is sold to a third party, Ms. McClister's options will be converted into options to acquire the purchaser's stock, which will be at equivalent value and have the same remaining vesting period. In the event that Ms. McClister's position at Mail.com is eliminated, replaced or taken over by the purchaser in connection with an acquisition, merger or transfer of a majority interest, we will attempt to offer Ms. McClister a comparable senior management position with the same compensation, commuting and travel requirements. In the event that such a position is not offered to Ms. McClister, she will be entitled to a severance package comprised of (i) six months base salary, (ii) annual bonus pro rated for the portion of the year worked and (iii) immediate vesting of 50% of her remaining unvested options. Additionally, the agreement provides that for two years after Ms. McClister leaves our employ, she will not work for a competitor or disclose any of our confidential information.

EXECUTIVE COMPENSATION

    The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1998, by the Company's Chief Executive Officer and each of the other executive officers of the Company whose salary and bonus exceeded $100,000 in 1998 (collectively, the "Named Executive Officers"). No executive who would otherwise have been included in such table on the basis of salary and bonus earned for 1998 has resigned or otherwise terminated employment during 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG-TERM
                                                                                                     COMPENSATION
                                                                                                        AWARDS
                                                                                                     -------------
                                                                                                      SECURITIES
                                                                                                      UNDERLYING
NAME AND PRINCIPAL POSITION                                                                SALARY     OPTIONS(1)
---------------------------------------------------------------------------------------  ----------  -------------
Gerald Gorman,.........................................................................  $  207,017       23,800
  Chairman and Chief Executive Officer

Gary Millin,...........................................................................     130,000       29,349
  President

Lon Otremba,...........................................................................     180,000      420,171
  Chief Operating Officer

Charles Walden,........................................................................           0      680,200
  Executive Vice President, Technology

Debra L. McClister,....................................................................      37,385      340,615
  Executive Vice President and Chief Financial Officer

------------------------

(1) Includes annual bonus compensation earned in respect of the year ended December 31, 1998 and foregone at the election of the Named Executive officers and instead paid in the form of stock options as follows: Mr. Gorman, 20,000 options; Mr. Millin, 20,349 options; Mr. Otremba, 15,996 options; and Ms. McClister, 10,615 options. Mr. Walden waived cash salary and bonus for his first year of employment with the Company and in return received an option grant on January 1, 1998 in respect of 285,000 shares and a second option grant on February 16, 1998 in respect of 395,200 shares, each of which were granted at the fair market value of common stock at the date of grant.

                          OPTION GRANTS IN FISCAL YEAR

    The following table sets forth certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1998.

                                                    INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                           -------------------------------------------------------------------      VALUE AT ASSUMED
                            NUMBER OF     PERCENT OF                                             ANNUAL RATES OF STOCK
                           SECURITIES        TOTAL                                               PRICE APPRECIATION FOR
                           UNDERLYING   OPTIONS GRANTED   EXERCISE      MARKET                      OPTION TERMS(1)
                             OPTIONS    TO EMPLOYEES IN   PRICE PER    PRICE PER   EXPIRATION   ------------------------
NAME                       GRANTED (#)  FISCAL YEAR (%)     SHARE        SHARE        DATE          0%           5%
-------------------------  -----------  ---------------  -----------  -----------  -----------  ----------  ------------
Gerald Gorman............       3,800           0.1%      $    3.50    $    3.50      1/31/08   $   --      $      8,360

Gary Millin..............       9,000           0.3%           3.50         3.50      1/31/08       --            19,800

Lon Otremba..............       1,200           0.0%           3.50         3.50      1/31/08       --             2,640
                               10,114           0.3%           2.00         3.50      6/28/08       15,172        37,421
                               18,590(2)         0.6%          2.00         3.50      7/30/08       27,885        68,783
                               46,312(2)         1.6%          2.00         3.50      8/30/08       69,467       171,354
                               82,161(2)         2.8%          2.00         5.00      9/29/08      246,483       504,468
                              208,446(2)         7.0%          2.00         5.00     10/30/08      625,337     1,279,858
                               24,402(2)         0.8%          2.00         5.00     11/29/08       73,205       149,828
                               12,950(2)         0.4%          2.00         5.00     12/30/08       38,850        79,513

Charles Walden...........     285,000(3)         9.6%          2.00         2.00     12/31/08       --           359,100
                              395,200(4)        13.3%          3.50         3.50      2/15/08       --           869,440

Debra L. McClister.......     290,000           9.7%           3.50         3.50      6/27/08       --           638,000
                               40,000           1.3%           3.50         3.50      9/13/08       --            88,000


NAME                           10%
-------------------------  ------------
Gerald Gorman............  $     21,204
Gary Millin..............        50,220
Lon Otremba..............         6,696
                                 71,607
                                131,617
                                327,888
                                901,306
                              2,286,652
                                267,689
                                142,061
Charles Walden...........       909,150
                              2,205,216
Debra L. McClister.......     1,618,200
                                223,200

------------------------

Unless otherwise noted all options vest quarterly over four years.

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of our stock price. The amounts reflected in the table may not necessarily be achieved.

(2) Options vest in equal installments over 12 calendar quarters.

(3) Options vest in equal installments over 13 calendar quarters.

(4) Options vest biweekly in equal installments over 52 weeks.

                         FISCAL YEAR-END OPTION VALUES

    The following table sets forth for each of the Named Executive Officers the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1998.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                   OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                              DECEMBER 31, 1998(1)        DECEMBER 31, 1998(1)
                                                           --------------------------  ---------------------------
NAME                                                       EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------  -----------  -------------  ------------  -------------
Gerald Gorman............................................     363,450        162,850   $  1,682,675   $   779,275
Gary Millin..............................................     387,500        160,500      1,661,500       709,500
Lon Otremba..............................................     273,037        664,418        818,661     1,988,304
Charles Walden...........................................     262,492        417,708        525,276       922,524
Debra L. McClister.......................................      38,750        291,250         58,125       436,875

------------------------

(1) All amounts reflected were determined using a December 31, 1998 market price of $5 per share.

EMPLOYEE BENEFIT PLANS

    Mail.com's board of directors adopted the Mail.com, Inc. 1996 Stock Option Plan on March 16, 1996, and the Mail.com, Inc. 1997 Stock Option Plan on May 1, 1997 and the Mail.com, Inc. 1998 Stock Option Plan on October 5, 1998, each subject to shareholder approval. The principal provisions of the plans are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by reference to the provisions of each of the plans.

    PURPOSE

    The purpose of the plans is to grant incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended and nonqualified stock options as a means to provide an incentive to our selected directors, officers and employees to acquire a proprietary interest in Mail.com, to continue in their positions with us and to increase their efforts on our behalf.

    ADMINISTRATION

    The plans are administered by the board or a committee appointed by the board. Under the plans, the plan administrator has the authority to, among other things: (i) select the eligible persons to whom options will be granted, (ii) determine the size, type and the terms of each option granted, (iii) adopt, amend and rescind rules and regulations for the administration of the plans, and
(iv) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plans.

    SHARES AVAILABLE FOR ISSUANCE

    A maximum of 1,000,000, 3,500,000 and 1,500,000 shares of Mail.com's Class A common stock, par value $.01 is available for issuance under the 1996 plan, the 1997 plan and the 1998 plan, respectively, provided that the maximum number of shares with respect to which options may be granted to any individual within a calendar year under each of the plans is 1,000,000. In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise, the plan administrator may make equitable adjustments to the price and other terms of any option theretofore granted or which may be granted under the plans.

    OPTIONS

    Each option granted under the plans will be evidenced by an agreement that sets forth the terms and conditions of the grant. The exercise price of an option granted under any of the plans shall not be less than 100% of the fair market value of the stock at the time of grant (110% in the case of an incentive stock option granted to any person owning stock or other capital stock in Mail.com possessing more than 10% of the total combined voting power of all classes of capital stock of Mail.com, a ten percent stockholder. Each option granted under the plans will be exercisable at the times and in the amounts determined by the plan administrator at the time of grant. In addition, the plan administrator, in its discretion, may accelerate the exercisability of any option outstanding under any of the plans. The exercise price of an option is payable in cash unless otherwise approved by the plan administrator.

    Options granted under the plans are not transferable except by will or the laws of descent and distribution and are only exercisable by the grantee during such grantee's lifetime. Each option shall terminate at the time determined by the plan administrator provided that the term may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a ten percent stockholder). However, the plan administrator may, subject to the limitations of the plans, modify, extend or renew outstanding options granted under the plans, or accept the surrender of outstanding unexercised options and authorize the grant of substitute options.

    AMENDMENTS AND TERMINATION

    The plans will terminate on the earliest of (i) March 15, 2006 for the 1996 plan, on April 23, 2007 for the 1997 plan and October 4, 2008 for the 1998 plan,
(ii) the date when all shares of stock reserved for issuance under each plan have been acquired through the exercise of options granted under each plan or
(iii) such earlier date as may be determined by the plan administrator. Subject to certain limitations, the plan administrator may amend each plan, correct any defect, supply any omission or reconcile any inconsistency in the plans. No such modification of an option shall alter or adversely impair any rights or obligations under any option previously granted under the plans, except with the consent of the grantee.

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is generally a summary of the principal United States federal income tax consequences under current federal income tax laws relating to grants or awards to employees under the plans. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

    A grantee will not recognize any taxable income upon the grant of a non-qualified option and Mail.com will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of stock on the date of exercise over the exercise price will be taxable as ordinary income to the grantee. If Mail.com complies with applicable withholding requirements, we will be entitled to a tax deduction in the same amount and at the same time as the grantee recognizes ordinary income subject to any deduction limitation under Section 162(m) of the Internal Revenue Code of 1986. The subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will ordinarily result in capital gain or loss.

    Subject to the discussion below, a grantee will not recognize taxable income at the time of grant or exercise of an incentive stock option and we will not be entitled to a tax deduction with respect to such grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the grantee.

    Generally, if a grantee has held shares acquired upon the exercise of an incentive stock option for at least one year after the date of exercise and for at least two years after the date of grant of the incentive stock option, upon disposition of the shares by the grantee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the grantee. Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option (a "disqualifying disposition"), any excess of the fair market value of the shares at the time of exercise of the option over the exercise price of such option will constitute ordinary income to the grantee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code of 1986, Mail.com will be entitled to a deduction equal to the amount of such ordinary income recognized by the holder.

    If a nonqualified option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

1999 STOCK INCENTIVE PLAN

    Mail.com intends to adopt the Mail.com, Inc. 1999 Stock Option Plan (the "1999 Plan"), which is intended to serve as the successor equity incentive program to the Company's existing Mail.com, Inc. 1998 Stock Option Plan (the "Predecessor Plan"). The 1999 Plan will become effective upon its adoption by
the Board of Directors and ratification by the stockholders.           shares of
common stock will initially be authorized for issuance under the 1999 Plan. This initial share reserve will be comprised of (1) the shares which remain available for issuance under the Predecessor Plan on the effective date of the 1999 Plan, including the shares subject to outstanding options thereunder, plus (2) an
additional increase of           shares. In addition, the share reserve will
automatically be increased on the first trading day of January each calendar
year, beginning in January 2000, by a number of shares equal to   % of the total
number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed shares. However, in no event may any one participant in the 1999 Plan
receive option grants or direct stock issuances for more than           shares
in the aggregate per calendar year.

    Outstanding options under the Predecessor Plan will be incorporated into the 1999 Plan upon the date of this Offering, and no further option grants will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 Plan to those options.

                              CERTAIN TRANSACTIONS

CLASS A PREFERRED FINANCING

    On May 27, 1997 and December 17, 1997, we issued an aggregate of 3,460,000 shares of Class A preferred stock at $1.00 per share. Among the purchasers were Gerald Gorman, the Chairman of the Board of Directors and Chief Executive Officer of Mail.com (400,000 shares), and William Donaldson (100,000 shares), Stephen Ketchum (225,000 shares) and Jack Kuehler (100,000 shares), each a director of Mail.com.

CLASS A PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, the Class A Preferred Stock Purchase Agreement dated May 27, 1997, the Purchase and Sale Agreement dated December 17, 1997 and the Purchase and Sale Agreement dated January 5, 1998 obligated us to issue additional shares of Class A preferred stock to the purchasers in the event the shares of Class A preferred stock did not meet certain liquidity performance obligations.

    As amended, these agreements provide that if we consummate an initial public offering on or before July 31, 1999, then we will issue an aggregate of 968,800 shares of Class A common stock to be divided on a pro rata basis among the purchasers. This amendment eliminates the liquidity performance obligations described above. As a result of the Class A preferred stock issuance obligation settlement, the following investors received an issuance of shares in the following amounts: Gerald Gorman, Chairman of the Board of Directors and Chief Executive Officer of Mail.com (112,000 shares), William Donaldson (28,000 shares), Stephen Ketchum (63,000 shares) and Jack Kuehler (28,000 shares).

CLASS C PREFERRED FINANCING

    On July 31, 1998 and August 31, 1998, we issued an aggregate of 3,776,558 shares of Class C preferred stock at $3.46 per share, and detachable warrants at $0.12857 per warrant to purchase an aggregate of 1,321,795 shares of Class C preferred stock at an exercise price equal to the Class C conversion price as defined in our amended and restated certificate of incorporation. Among the purchasers were John Whitman, a director of Mail.com (7,200 shares, 2,520 warrants) and The Whitman Children Irrevocable Trust (7,200 shares, 2,520 warrants). Also, Citi Growth Fund II, Offshore L.P. and CG Asian-American Fund L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 1,099,200 shares and 384,720 warrants in the aggregate.

CLASS C PREFERRED STOCK ISSUANCE OBLIGATION SETTLEMENT

    Prior to being amended, our certificate of incorporation provided for a reduction in the conversion price of the Class C preferred stock if certain liquidity performance obligations were not met.

    As amended, the certificate provides that if we consummate an initial public offering on or before July 31, 1999, then the holders of Class C preferred shares will receive a one time reduction in the Class C conversion price from $3.50 per share to $2.80. This amendment eliminates the liquidity performance obligation described above and permits the Class C holders to receive an additional 944,139 shares of Class A common stock upon conversion of their preferred shares. Also, in connection with the reduction in the Class C conversion price, warrants to purchase 1,321,795 shares of Class C preferred stock are to be cancelled and returned to Mail.com.

CLASS E PREFERRED FINANCING

    On March 10, 1999, we issued an aggregate of 3,200,000 shares of Class E preferred stock at $5.00 per share. Among the purchasers were John R. Whitman, a Director of Mail.com (3,000 shares), and The Whitman Children Irrevocable Trust (1,000 shares), Gerald Gorman, the Chairman and Chief Executive Officer of Mail.com (35,000 shares), Stephen Ketchum, a director of Mail.com (10,000 shares), and Debra McClister, the Chief Financial Officer of Mail.com (40,000 shares). Also, Citi Growth Fund II, Offshore

L.P. and CG Asian-American Fund L.P., limited partnerships indirectly controlled by entities in which Mr. Whitman holds a minority interest, purchased 76,880 shares in the aggregate.

CLASS E PREFERRED STOCK ADDITIONAL ISSUANCE

    Our agreement with the purchasers of Class E preferred stock obligates us to issue an aggregate of 114,147 shares of Class A common stock to be divided on a pro rata basis upon consummation of an initial public offering by July 31, 1999.

AGREEMENTS WITH SHAREHOLDERS

    Holders of our Class A common stock who were formerly holders of our Class A, Class C and Class E preferred stock and purchased their preferred stock in the offerings described above are parties to stock purchase and investor agreements with us and other shareholders that entitle them to a number of rights, including the following:

    - REGISTRATION RIGHTS. We have granted registration rights to certain holders of our Class A common stock who were formerly holders of our Class A, Class C and Class E preferred stock. These registration rights allow those shareholders, under certain circumstances, to demand that we file a registration statement covering their Class A common shares. In addition, those holders have the right to have their shares of Class A common stock included in certain registration statements we file for our own account or the account of other shareholders, subject to customary conditions such as underwriter cut-backs.

    - RIGHT TO NOMINATE A MEMBER OF THE BOARD OF DIRECTORS. Subject to minimum ownership levels and other conditions, holders of our Class A common stock who previously held our Class A, Class C and Class E preferred stock, voting as separate groups, have the right to nominate one director each to our Board of Directors. In the event that such groups fail to maintain minimum ownership levels, certain groups will have the right to have an observer attend all Board of Directors meetings in a nonvoting capacity. We have granted U.S. Information Technology Financing, L.P. and the Encompass Group, Inc. the right to jointly appoint one observer to attend all Board of Directors meetings in a nonvoting capacity.

    - CONTROLLING STOCKHOLDER AGREEMENT NOT TO SELL HIS SHARES OF CLASS B COMMON STOCK. Gerald Gorman, our controlling stockholder, has agreed not to sell his shares of Class B common stock until the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock have had an opportunity to sell their shares of Class A common stock at specified prices.

    - RIGHT TO PARTICIPATE IN PROPOSED SALE OF STOCK BY CONTROLLING
      STOCKHOLDER. Subject to certain exceptions, Mr. Gerald Gorman, our controlling stockholder, has granted the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock, the right to sell their shares of Class A common stock along with Mr. Gorman's shares, in any transaction in which Mr. Gorman proposes to transfer his shares of our stock to a third party, at the same price and upon the same terms and conditions as Mr. Gorman.

    - RIGHT OF CONTROLLING STOCKHOLDER TO COMPEL CERTAIN SHAREHOLDERS TO SELL THEIR SHARES OF OUR STOCK. Subject to certain exceptions and conditions, Mr. Gorman, our controlling stockholder, has the right to require the holders of our Class A common stock who formerly held Class A, Class C and Class E preferred stock to sell their shares of Class A common stock to a third party to whom Mr. Gorman proposes to sell his common stock, at the same price as and in the same proportion at which Mr. Gorman is selling his common stock.

    - RIGHTS TO INFORMATION AND INSPECTION. Subject to certain conditions, we have agreed to provide to selected holders of Class A common stock who formerly held shares of our Class A, Class C or Class E preferred stock certain financial information and the rights to inspect our books and records.

SPECIAL ARRANGEMENT WITH CNET, SNAP AND NBC

    In 1998, we entered into a partner agreement with CNET, Inc. which was amended shortly thereafter to include the newly formed Snap. Under this agreement we were obligated to issue options for purchase of our Class A common stock upon achievement of a member registration target. On November 6, 1998, our partners achieved their target and became entitled to the options. Snap has assigned its rights to its options to NBC.

    In March 1999, to satisfy our obligations with respect to the options described above, we issued warrants to CNET and NBC for purchase of 990,000 and 510,000 shares, respectively, of our Class A common stock at a purchase price equal to the lower of $5.00 or the price per share in an initial public offering of our stock. CNET and NBC have exercised their warrants, and funds for the payment of the exercise price have been deposited into escrow. Upon consummation of this offering, funds sufficient to pay the exercise price will be released to us, and we will issue the shares to CNET and NBC.

    Pursuant to an Investors' Rights Agreement dated March 1, 1999 by and among Mail.com, CNET and NBC, we have granted to both of CNET and NBC certain registration rights. Also pursuant to the agreement between CNET and Mail.com, we granted CNET the right to nominate a director to our Board of Directors.

GEOCITIES

    Under our partner agreement with GeoCities, GeoCities received 1,000,000 shares of Class A common stock at $3.50 per share upon the commencement of the contract in consideration of the advertising, subscription and customer acquisition opportunities. In addition to our obligation to share revenue generated from the partnership with GeoCities, we are required to pay GeoCities $1.5 million in three installments, the first of which was paid in December 1998.

    Also, under the terms of the Agreement and subject to certain conditions, GeoCities has the right to have a representative attend all meetings of our board of directors and to receive information that we provide to other board members. GeoCities has designated David Bohnett, its Chairman of the board of directors, as its representative. If and when GeoCities' ownership in our capital stock equals or exceeds 2,000,000 shares, GeoCities will have the right to have one of its representatives elected to our Board of Directors. Mr. Gorman has agreed to vote for GeoCities' representative if GeoCities acquires the right to nominate a representative to the Board of Directors.

LYCOS

    In October 1997, we entered into a partner agreement with Lycos. As part of this agreement, we granted Lycos an option to purchase 2,000,000 Class A preferred shares at an exercise price of $2.00 per share, the fair market value at the date of grant. We recorded compensation expense of $52,000 in 1997, based upon the fair market value of the preferred stock. In March 1998, Lycos exercised its option in accordance with this agreement, and we received 100,062 shares of Lycos stock, valued at $39.98 per share. We subsequently sold the Lycos stock for approximately $4.4 million.

EMPLOYMENT RELATED AGREEMENTS

    For information regarding the grant of stock options to executive officers and directors, see "Management--Director Compensation," "--Executive Compensation," "--Employee Benefit Plans" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 10, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by: (1) each person who we know owns beneficially more than 5% of our common stock, (2) each of our directors, including our Chief Executive Officer, (3) our three most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998 and (4) all of our executive officers and directors as a group.

                                                       NUMBER OF
                                                       SHARES OF
                                                         CLASS         PERCENTAGE OF CLASS A COMMON
                                                        A COMMON     STOCK BENEFICIALLY OWNED(2),(3)   PERCENTAGE OF
                                                      STOCK STOCK    --------------------------------  TOTAL VOTING
                                                      BENEFICIALLY                          AFTER       POWER AFTER
NAME OF BENEFICIAL OWNER                                OWNED(1)      BEFORE OFFERING     OFFERING     THE OFFERING
---------------------------------------------------  --------------  -----------------  -------------  -------------
Gerald Gorman......................................     12,030,688(  (5)          35.9%                         (6)

Lycos, Inc.........................................      2,000,000             6.0
  500 Old Connecticut Path
  Framingham, MA 01701-4576

Gary Millin(7).....................................      1,651,188             4.9

John Whitman.......................................      1,475,767(8)           4.5

Lon Otremba(9).....................................        565,282             1.7

Charles Walden(10).................................        352,815             1.1

Stephen Ketchum....................................        298,357           *                               *

William Donaldson(11)..............................        248,833           *                               *

Jack Kuehler(12)...................................        248,833           *                               *

Debra McClister(13)................................        100,803           *                               *

All directors and executive officers as a group....     16,972,566            48.6

------------------------

* Represents beneficial ownership of less than 1%.

(1) For purposes of this table, a person, entity or group is deemed to have "beneficial ownership" of any shares of Class A common stock which such person, entity or group has the right to acquire within 60 days after the date of this prospectus and any shares of Class A common stock issuable upon conversion, exchange or exercise of all convertible securities, options or warrants held by such person, entity or group. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after the date of the Prospectus are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.

(3) The number of shares of Class A common stock for purpose of calculating the percentages reflects the conversion of all outstanding securities, options or warrants convertible into shares of Class A common stock, including conversion of 968,800 shares of Class A preferred stock issued in lieu of the Class A preferred performance ratchet, 944,139 shares of Class C preferred stock issued in lieu of the Class C preferred stock liquidity ratchet and 114,147 shares of Class E preferred stock issued pursuant to the Class E preferred liquidity ratchet. See "Certain Transactions".

(4) Assumes conversion of 10,000,000 shares of Class B common stock, on a one for one basis, into Class A common stock.

(5) Represents 409,938 shares issuable upon exercise of options exercisable
    within 60 days of [March   , 1999.]

(6) Reflects 10,000,000 shares of Class B common stock, each share of which entitles Mr. Gorman to ten votes.

(7) Represents 431,537 shares issuable upon exercise of options exercisable
    within 60 days of [March   , 1999.]

(8) Represents 120,833 shares issuable upon exercise of options exercisable
    within 60 days of [March   , 1999.]

(9) Represents 379,493 shares issuable upon exercise of options exercisable
    within 60 days of [March   , 1999.]

(10) Represents 352,815 shares issuable upon exercise of options exercisable
     within 60 days of [March   , 1999.]

(11) Represents 69,990 shares issuable upon exercise of options exercisable
     within 60 days of [March   , 1999.]

(12) Represents 120,833 shares issuable upon exercise of options exercisable
     within 60 days of [March   , 1999.]

(13) In addition to the shares owned by Mr. Whitman directly, includes 10,036 shares owned by The Whitman Children Irrevocable Trust, 726,813 shares owned by Citi Growth Fund II Offshore, L.P. and 726,813 shares owned by CG Asian-American Fund, L.P. Mr. Whitman disclaims beneficial ownership of the shares owned of record by the Whitman Children Irrevocable Trust. Mr. Whitman holds a minority interest in limited partnerships that indirectly control the voting power of the shares held by Citi Growth Fund II Offshore, L.P. and CG Asian-American Fund, L.P., and disclaims his beneficial interest in the shares held by these entities except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and our bylaws is not complete and may not contain all the information you should consider before investing in the Class A common stock. You should read carefully our amended and restated certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

    We are authorized to issue up to 120,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share, and 60,000,000 shares of preferred stock, par value $.01 per share.

    The following description of our capital stock assumes the conversion of all currently outstanding preferred stock upon consummation of this offering.

COMMON STOCK

    As of March 10, 1999, we had 6.4 million shares of Class A common stock outstanding held of record by 19 stockholders and 10,000,000 shares of Class B common stock outstanding held entirely by Gerald Gorman, the Chairman of the Board of Directors and our Chief Executive Officer. Based upon the number of shares outstanding as of that date and giving effect to the issuance of an
aggregate of       shares of Class A common stock to reflect (1) the offering,
(2) the conversion of all outstanding preferred stock, (3) the settlement of our contingent obligations to issue additional equity to our preferred stockholders and (4) the exercise of the CNET and NBC warrants, there will be approximately shares of Class A common stock outstanding upon the closing of this offering.

    All of the issued and outstanding shares of Class A common stock and the shares of Class A common stock to be issued following this offering are or will be fully paid and nonassessable. Except as described below, the issued and outstanding shares of Class A common stock and Class B common stock will generally have identical rights. In addition, under our amended and restated certificate of incorporation, holders of Class A common stock have no preemptive or other subscription rights to purchase our shares of stock of the Company, nor are they entitled to the benefits of any redemption or sinking fund provisions.

    VOTING RIGHTS

    The holders of Class A common stock are entitled to one vote per share on all matters to be voted on by stockholder generally, including the election of directors. The holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholder generally, including the election of directors. In addition to any class vote that may be required under law or our amended and restated certificate of incorporation, all classes of capital stock entitled to vote generally on any matter shall vote together as a single class. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. See "Risk Factors--Gerald Gorman will continue to control Mail.com after this offering and be able to prevent a change of control."

    LIQUIDATION PREFERENCES

    If we are liquidated, dissolved or wound up, the holders of Class A common stock and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If we are liquidated, dissolved or wound up, our assets legally available after satisfaction of all of our liabilities shall be distributed to the holders of Class A common stock and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable upon conversion of Class B common stock held by such holders.

    CONVERSION RIGHTS/MANDATORY CONVERSION

    Holders of Class A common stock have no conversion rights. Holders of Class B common stock may convert each share into one share of Class A common stock. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon a sale or other transfer by Gerald Gorman to any person or entity other than entities controlled by Mr. Gorman.

    DIVIDENDS

    The holders of both classes of common stock are entitled to receive equal non-cumulative dividends when and as declared from time to time by the board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

PREFERRED STOCK

    Pursuant to our amended and restated certificate of incorporation, the board of directors is authorized, without further stockholder approval, to issue 60,000,000 authorized but unissued shares of preferred stock in one or more classes or series. The board also has the authority to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. As of the closing of this offering, we will not have any preferred stock outstanding. We currently have no plans to create or issue any shares of any new class or series of preferred stock.

WARRANTS/OPTIONS

    Pursuant to an engagement letter dated March 2, 1998 between PaineWebber Incorporated and us and entered into in connection with the private placement of the Class C preferred stock, we issued to PaineWebber Incorporated warrants to purchase 143,484 shares of Class A common stock and we issued to a former employee of PaineWebber Incorporated warrants to purchase 35,872 shares of Class A common stock. These warrants are exercisable at an exercise price of $3.50 per share and expire July 31, 2003. The warrants are entitled to anti-dilution adjustment in the event of stock splits, stock dividends, stock distributions or combinations.

    Pursuant to an agreement among CNET, Snap (subsequently assigned to NBC) and us dated May 13, 1998, we issued as of March 1, 1999, warrants to purchase 990,000 shares of Class A common stock to CNET, and warrants to purchase 510,000 shares of Class A common stock to NBC. CNET, and NBC have each exercised these warrants in full and have deposited the aggregate exercise price in escrow. The warrant exercise price is the lesser of $5.00 per share and the initial public offering price in this offering. The issuance of the shares of Class A common stock to CNET, and NBC as a result of the exercise of these warrants and the payment of the exercise price to us is subject to the consummation of the offering.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND MAIL.COM'S
  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    Mail.com is subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Mail.com and, accordingly, may discourage attempts to acquire Mail.com.

    In addition, certain provisions of the amended and restated certificate and bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a lender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. The certificate authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETINGS OF STOCKHOLDERS. The certificate provides that special meetings of stockholders of Mail.com may be called only by the Chairman or either Co-Chairman, as the case may be, the Vice Chairman, if any, or a majority of the board of directors.

    AUTHORIZED BUT UNISSUED SHARES. The authorized unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Mail.com by means of a proxy contest, tender offer, merger or otherwise.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors and executive officers for monetary damages for breach of fiduciary duty as a director or executive officer, except for liability:

    - for any breach of the director's or executive officer's duty of loyalty to Mail.com or its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

    - for any transaction from which the director derived an improper personal benefit.

    These provisions are permitted under Delaware law.

    Our bylaws provide that:

    - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions;

    - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or agreements; and

    - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law, subject to certain very limited exceptions.

    Mail.com has entered into Indemnity Agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we have obtained directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

    The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood or derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding that for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

LISTING

    We will apply to have our Class A common stock included for quotation on the Nasdaq National Market under the trading symbol "MLCM."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our Class A common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price.

    Upon completion of this offering, we will have       shares of Class A
common stock outstanding (assuming no exercise of the underwriters'
over-allotment option). As of             , 1999, we had granted stock options
to certain employees and directors for the purchase of an aggregate of shares of Class A common stock. The shares of Class A common stock being sold hereby will be freely tradable (other than by our "affiliates" as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions are restricted shares under Rule 144 and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 thereunder.

    Certain of our shareholders, who own in the aggregate             shares of
Class A common stock, have agreed they will not sell any Class A common stock owned by them without the prior written consent of the representatives of the underwriters for a period of 180 days from the effective date of the Registration Statement of which this prospectus is a part (the "Lockup Period").
Following the expiration of the lockup period, approximately       shares of
Class A common stock, including shares issuable upon the exercise of certain options, will be available for sale in the public market subject to compliance with Rules 144, 144(k) or 701. See "Underwriting."

    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (1) 1% of the then
outstanding shares of common stock (approximately   shares immediately after the
offering) or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of Mail.com at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Mail.com, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A common stock (approximately shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. However, a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least three years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

    We intend to file a registration statement under the Securities Act covering
approximately       shares of Class A common stock reserved for issuance under the 1999 Stock Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the contractual restrictions described above.

    In addition, after this offering, the holders of approximately       shares
of Class A common stock will be entitled to certain rights to cause us to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Mail.com has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                                     NUMBER OF
UNDERWRITER                                                                           SHARES
----------------------------------------------------------------------------------  -----------
Salomon Smith Barney Inc..........................................................
PaineWebber Incorporated..........................................................
                                                                                    -----------
Total.............................................................................
                                                                                    -----------
                                                                                    -----------

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc. and PaineWebber Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public
offering price less a concession not in excess of $      per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $      per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to             additional shares of
Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    At our request, the underwriters have reserved up to             shares of
the Class A common stock for sale, at the initial public offering price, to employees, directors and other persons associated with Mail.com. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares.

    Our officers and directors, and certain other stockholders of Mail.com have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any common stock of Mail.com or any securities convertible into or exchangeable for Class A common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for the Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Mail.com. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the Class A common stock will develop and continue after this offering.

    We will apply to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol "MLCM".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by Mail.com in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                                                         PAID BY MAIL.COM
                                                                     -------------------------
                                                                                      FULL
                                                                     NO EXERCISE    EXERCISE
                                                                     -----------  ------------
Per share..........................................................   $            $
Total..............................................................   $            $
                                                                     -----------  ------------
                                                                     -----------  ------------

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Class A common stock made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Among other services, the representatives acted as our placement agents in connection with the private placement of Series E preferred stock in March 1999, and PaineWebber Incorporated acted as private placement agent in connection with the private placement of Series C preferred stock in July and August of 1998. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of Class A common stock offered hereby will be passed upon for the Company by Winthrop, Stimson, Putnam & Roberts, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The financial statements of Mail.com, Inc. as of December 31, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Mail.com and the Class A common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public from the SEC's Web site at http://www.sec.gov.

                                 MAIL.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2

Balance Sheets as of December 31, 1997 and 1998............................................................         F-3

Statements of Operations for the years ended December 31, 1996, 1997 and 1998..............................         F-4

Statements of Stockholders' Equity for the years ended December 31, 1996, 1997 and 1998....................         F-5

Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998..............................         F-6

Notes to Financial Statements..............................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mail.com, Inc.:

    We have audited the accompanying balance sheets of Mail.com, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mail.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
February 25, 1999

                                 MAIL.COM, INC.

                                 BALANCE SHEETS

                                                                                                       PRO FORMA
                                                                                DECEMBER 31,       (SEE NOTE 1 (B))
                                                                           ----------------------  DECEMBER 31, 1998
                                                                              1997        1998        (UNAUDITED)
                                                                           ----------  ----------  -----------------
                                 ASSETS
Current assets:
  Cash and cash equivalents..............................................  $  909,718  $8,414,352     $31,014,352
  Accounts receivable, net of allowance for doubtful accounts of
    $92,401..............................................................          --     702,065         702,065
  Prepaid expenses and other current assets..............................      36,676     222,577         222,577
  Receivable from sale leaseback.........................................          --     631,003         631,003
                                                                           ----------  ----------  -----------------
    Total current assets.................................................     946,394   9,969,997      32,569,997
                                                                           ----------  ----------  -----------------
Property and equipment, net..............................................     928,028   4,341,107       4,341,107
Domain assets, net.......................................................     651,468   1,010,416       1,010,416
Partner advances.........................................................          --   4,714,821       4,714,821
Investment in affiliated companies.......................................     100,000     250,000         250,000
Other....................................................................      19,964      58,147          58,147
                                                                           ----------  ----------  -----------------
    Total assets.........................................................  $2,645,854  $20,344,488    $42,944,488
                                                                           ----------  ----------  -----------------
                                                                           ----------  ----------  -----------------
             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................................  $   66,725  $1,753,582     $ 1,753,582
  Accrued expenses.......................................................     320,930   1,181,613       1,181,613
  Accrued payroll and other related costs................................     140,047     486,981         486,981
  Current portion of capital lease obligations...........................     240,513     479,461         479,461
  Current portion of domain asset purchase obligations...................      62,654     168,582         168,582
  Due to officer.........................................................     200,000          --              --
  Deferred revenue.......................................................     106,488     823,908         823,908
                                                                           ----------  ----------  -----------------
    Total current liabilities............................................   1,137,357   4,894,127       4,894,127
                                                                           ----------  ----------  -----------------
Capital lease obligations, less current portion..........................     568,728   1,437,731       1,437,731
Domain asset purchase obligation, less current portion...................     150,155     216,886         216,886
Deferred revenue.........................................................     222,699   1,080,737       1,080,737
Redeemable convertible preferred stock, $0.01 par value; Class
  C--12,000,000 shares authorized; 3,776,558 shares issued and outstanding at December 31, 1998, with an aggregate liquidation preference of $13,047,650; no shares issued and outstanding pro forma
  (unaudited)............................................................          --  13,047,650              --
                                                                           ----------  ----------  -----------------
Stockholder's equity (deficit):
Convertible preferred stock, $0.01 par value; 60,000,000 shares authorized:
  Class A--12,000,000 shares authorized; 4,185,000 and 6,185,000 shares issued and outstanding at December 31, 1997 and 1998, respectively, with an aggregate liquidation preference of $2,932,580 and $7,647,580 at December 31, 1997 and 1998, respectively; no shares issued and
    outstanding pro forma (unaudited)....................................      41,850      61,850              --
  Class D--10,000,000 shares authorized; no shares issued and
    outstanding..........................................................          --          --              --
  Class E--10,000,000 shares authorized; no shares issued and
    outstanding..........................................................          --          --              --
Common stock, $0.01 par value; 130,000,000 shares authorized:
  Class A--120,000,000 shares authorized; 4,097,500 and 5,931,405 shares issued and outstanding at December 31, 1997 and 1998, respectively;
    22,620,049 issued and outstanding pro forma (unaudited)..............      40,975      59,314         226,200
  Class B--10,000,000 shares authorized, issued and outstanding at
    December 31, 1997 and 1998; with an aggregate liquidation preference
    of $1,000,000........................................................     100,000     100,000         100,000
Additional paid in capital...............................................   4,652,168  16,502,440      62,179,791
Stock subscriptions receivable...........................................    (727,613)       (500)           (500)
Accumulated deficit......................................................  (3,540,465) (17,055,747)    (27,190,484)
                                                                           ----------  ----------  -----------------
    Total stockholders' equity (deficit).................................     566,915    (332,643)     35,315,007
                                                                           ----------  ----------  -----------------
Commitments and contingencies
    Total liabilities and stockholders' equity (deficit).................  $2,645,854  $20,344,488    $42,944,488
                                                                           ----------  ----------  -----------------
                                                                           ----------  ----------  -----------------

                                 MAIL.COM, INC.

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                           1996        1997        1998
                                                        ----------  ----------  -----------
Revenues..............................................  $   19,015  $  173,234  $ 1,494,762
                                                        ----------  ----------  -----------
Operating expenses:
  Cost of revenues....................................     187,890   1,081,848    2,890,582
  Sales and marketing.................................      65,096     930,420    7,669,877
  General and administrative..........................     221,932     862,028    3,482,097
  Product development.................................      93,698     296,140    1,573,465
                                                        ----------  ----------  -----------
    Total operating expenses..........................     568,616   3,170,436   15,616,021
                                                        ----------  ----------  -----------
    Loss from operations..............................    (549,601) (2,997,202) (14,121,259)
                                                        ----------  ----------  -----------
Other income (expense):
  Gain on sale of investment..........................          --          --      438,000
  Interest income.....................................       6,869      36,264      277,164
  Interest expense....................................      (1,980)    (34,815)    (109,187)
                                                        ----------  ----------  -----------
    Total other income, net...........................       4,889       1,449      605,977
                                                        ----------  ----------  -----------
Net loss..............................................  $ (544,712) $(2,995,753) $(13,515,282)
                                                        ----------  ----------  -----------
                                                        ----------  ----------  -----------
Basic and diluted net loss per share..................  $    (0.04) $    (0.21) $     (0.93)
                                                        ----------  ----------  -----------
                                                        ----------  ----------  -----------
Weighted-average basic and diluted shares
  outstanding.........................................  13,725,278  14,097,500   14,607,915
                                                        ----------  ----------  -----------
                                                        ----------  ----------  -----------

                                 MAIL.COM, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                         CLASS A PREFERRED      CLASS A COMMON STOCK   CLASS B COMMON STOCK
                                                               STOCK
                                                       ----------------------  ----------------------  --------------------
                                                        SHARES      AMOUNT      SHARES      AMOUNT      SHARES     AMOUNT
                                                       ---------  -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1995.........................         --   $      --          --   $                  --  $
Issuance of Class A common stock to founders.........         --          --   2,422,500      24,225          --         --
Issuance of Class B common stock to founder..........         --          --          --          --   10,000,000   100,000
Issuance of Class A preferred stock to founders......    100,000       1,000          --          --          --         --
Domain assets purchased in exchange for Class A
  preferred stock....................................    225,000       2,250          --          --          --         --
Domain assets purchased in exchange for Class A
  common stock.......................................         --          --   1,675,000      16,750                     --
Issuance of Class A preferred stock for cash.........    400,000       4,000          --          --          --         --
Net loss.............................................         --          --          --          --          --         --
                                                       ---------  -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1996.........................    725,000       7,250   4,097,500      40,975   10,000,000   100,000
Payment of founder's Class B common stock
  subscription receivable............................         --          --          --          --          --         --
Issuance of Class A preferred stock in exchange for
  asset..............................................    100,000       1,000          --          --          --         --
Issuance of Class A preferred stock, net of $54,640
  issuance costs.....................................  3,290,000      32,900          --          --          --         --
Issuance of Class A preferred stock in exchange for
  services...........................................     70,000         700          --          --          --         --
Issuance of options in connection with partner
  agreement..........................................         --          --          --          --          --         --
Net loss.............................................         --          --          --          --          --         --
                                                       ---------  -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1997.........................  4,185,000      41,850   4,097,500      40,975   10,000,000   100,000
Issuance of Class A common stock to vendor...........         --          --       2,744          27          --         --
Issuance of Class A common stock in connection with
  partner agreements.................................         --          --   1,831,161      18,312          --         --
Proceeds from stock subscriptions receivable.........         --          --          --          --          --         --
Issuance of Class A preferred stock as a result of
  options exercised, net of $226,696 issuance
  costs..............................................  2,000,000      20,000          --          --          --         --
Issuance of warants in connection with Class C
  redeemable convertible preferred stock.............         --          --          --          --          --         --
Offering costs in connection with Class C redeemable
  convertible preferred stock........................         --          --          --          --          --         --
Issuance of stock options to officer.................         --          --          --          --          --         --
Issuance of stock options to partner.................         --          --          --          --          --         --
Net loss.............................................         --          --          --          --          --         --
                                                       ---------  -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1998.........................  6,185,000   $  61,850   5,931,405   $  59,314   10,000,000 $ 100,000
                                                       ---------  -----------  ---------  -----------  ---------  ---------
                                                       ---------  -----------  ---------  -----------  ---------  ---------


                                                                                                   TOTAL
                                                       ADDITIONAL     STOCK                    STOCKHOLDERS'
                                                        PAID-IN    SUBSCRIPTIONS ACCUMULATED      EQUITY
                                                        CAPITAL     RECEIVABLE     DEFICIT       (DEFICIT)
                                                       ----------  ------------  ------------  -------------
Balance at December 31, 1995.........................  $       --   $       --    $       --    $        --
Issuance of Class A common stock to founders.........     (12,112)     (12,113)           --             --
Issuance of Class B common stock to founder..........     900,000     (450,000)           --        550,000
Issuance of Class A preferred stock to founders......        (500)        (500)           --             --
Domain assets purchased in exchange for Class A
  preferred stock....................................      20,330           --            --         22,580
Domain assets purchased in exchange for Class A
  common stock.......................................     160,670                                   177,420
Issuance of Class A preferred stock for cash.........     161,000           --            --        165,000
Net loss.............................................          --           --      (544,712)      (544,712)
                                                       ----------  ------------  ------------  -------------
Balance at December 31, 1996.........................   1,229,388     (462,613)     (544,712)       370,288
Payment of founder's Class B common stock
  subscription receivable............................          --      450,000            --        450,000
Issuance of Class A preferred stock in exchange for
  asset..............................................      99,000           --            --        100,000
Issuance of Class A preferred stock, net of $54,640
  issuance costs.....................................   3,202,480     (715,000)           --      2,520,380
Issuance of Class A preferred stock in exchange for
  services...........................................      69,300           --            --         70,000
Issuance of options in connection with partner
  agreement..........................................      52,000           --            --         52,000
Net loss.............................................          --           --    (2,995,753)    (2,995,753)
                                                       ----------  ------------  ------------  -------------
Balance at December 31, 1997.........................   4,652,168     (727,613)   (3,540,465)       566,915
Issuance of Class A common stock to vendor...........       5,461           --            --          5,488
Issuance of Class A common stock in connection with
  partner agreements.................................   7,178,105           --            --      7,196,417
Proceeds from stock subscriptions receivable.........          --      727,113            --        727,113
Issuance of Class A preferred stock as a result of
  options exercised, net of $226,696 issuance
  costs..............................................   3,753,304           --            --      3,773,304
Issuance of warants in connection with Class C
  redeemable convertible preferred stock.............     169,943           --            --        169,943
Offering costs in connection with Class C redeemable
  convertible preferred stock........................    (723,900)           -             -       (723,900)
Issuance of stock options to officer.................   1,096,399           --            --      1,096,399
Issuance of stock options to partner.................     370,960           --            --        370,960
Net loss.............................................          --           --   (13,515,282)   (13,515,282)
                                                       ----------  ------------  ------------  -------------
Balance at December 31, 1998.........................  $16,502,440  $     (500)  ($17,055,747)  $  (332,643)
                                                       ----------  ------------  ------------  -------------
                                                       ----------  ------------  ------------  -------------

                                 MAIL.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                 1996        1997        1998
                                                                               ---------  ----------  -----------
Cash flows from operating activities:
  Net loss...................................................................  $(544,712) $(2,995,753) $(13,515,282)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Non-cash charges related to partner agreements...........................         --          --    2,982,083
    Non-cash compensation....................................................         --     122,000    1,616,978
    Depreciation and amortization............................................     15,826     162,449      897,340
    Amortization of domain assets............................................     25,351     126,340      206,426
    Write-off of property and equipment......................................         --      84,000           --
    Provision for doubtful accounts..........................................         --          --       92,401
  Changes in operating assets and liabilities:
      Accounts receivable....................................................         --          --     (794,466)
      Prepaid expenses and other current assets..............................    (34,309)    (10,887)    (185,901)
      Partner advances.......................................................         --          --     (500,000)
      Other assets...........................................................      1,378      (8,727)     (35,987)
      Accounts payable.......................................................         --      66,725    1,686,857
      Accrued expenses.......................................................     62,316     258,614      860,683
      Accrued payroll and other related costs................................     28,436     111,611      346,934
      Deferred revenue.......................................................      6,289     322,898    1,575,458
                                                                               ---------  ----------  -----------
        Net cash used in operating activities................................   (439,425) (1,760,730)  (4,766,476)
                                                                               ---------  ----------  -----------
  Cash flows from investing activities:
    Purchases of domain assets...............................................    (60,133)   (334,312)    (384,791)
    Loan-related party.......................................................    (50,788)         --           --
    Repayment of loan-related party..........................................     20,000      30,788           --
    Proceeds from sale leaseback.............................................     37,534     709,874      642,847
    Purchases of property and equipment......................................    (81,237)   (895,689)  (4,187,607)
                                                                               ---------  ----------  -----------
        Net cash used in investing activities................................   (134,624)   (489,339)  (3,929,551)
                                                                               ---------  ----------  -----------
  Cash flows from financing activities:
    Net proceeds from issuance of Class A and C preferred stock..............    165,000   2,520,380   16,682,379
    Net proceeds from issuance of Class A and B common stock.................    550,000     450,000       12,113
    Payments under capital lease obligations.................................    (12,674)   (138,870)    (283,711)
    Due to officer...........................................................         --     200,000     (200,000)
    Payments under domain asset purchase obligations.........................         --          --      (10,120)
                                                                               ---------  ----------  -----------
        Net cash provided by financing activities............................    702,326   3,031,510   16,200,661
                                                                               ---------  ----------  -----------
        Net increase in cash and cash equivalents............................    128,277     781,441    7,504,634
    Cash and cash equivalents at beginning of the period.....................         --     128,277      909,718
                                                                               ---------  ----------  -----------
    Cash and cash equivalents at the end of the period.......................  $ 128,277  $  909,718  $ 8,414,352
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------
Supplemental disclosure of non-cash information:
    During the years ended December 31, 1996, 1997 and 1998, the Company paid approximately $2,000, $35,000 and
       $85,000, respectively, for interest.
    Non-cash investing activities:
        During the year ended December 31, 1996, the Company purchased domain assets in exchange for the issuance of Class A preferred and common stock. The transaction resulted in a non-cash investing activity of
         $200,000.
        During the year ended December 31, 1996, the Company issued 100,000 shares of Class A preferred stock in exchange for stock. The transaction resulted in a non-cash investing activity of $100,000.
        During the year ending December 31, 1998, the Company issued 1,831,161 shares of its common stock in connection with some of its Mail.com partner agreements. These transactions resulted in a non-cash investing activity of approximately $7,369,000.
    Non-cash financing activities:
        The Company entered into various capital leases for computer equipment. These capital lease obligations resulted in non-cash financing activities aggregating $211,200, $749,585 and $1,391,662 for the years ended December 31, 1996, 1997, and 1998, respectively.
        The Company is obligated under various agreements to purchase domain assets. These obligations resulted in non-cash financing activities aggregating $226,585 and $169,003 for the years ended December 31, 1997 and 1998, respectively.

                                 MAIL.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (A)  SUMMARY OF OPERATIONS

    Mail.com, Inc. (the "Company" or "Mail.com"), formerly known as iName, Inc., is a provider of free and pay email services and functions to Web users. The Company provides Web users with its email messaging services primarily through its own Web sites and its network of third-party Web site partners ("Mail.com Partners"). The Company generates revenues primarily from advertising, direct response marketing and e-commerce offerings and from premium services offered on a subscription basis. The Company has assembled a portfolio of approximately 1,200 domain names.

    In addition to providing email services, Mail.com provides domain name trading services through its Best Domains Web site. Best Domains is a trading site for domain names on the Internet.

    The Company was incorporated in the State of Delaware on August 1, 1994 (inception), however, the business commenced operations in 1996 and launched its first commercial email service in November 1996. The Company's financial statements as of December 31, 1994 and 1995 and for the period from August 1, 1994 through December 31, 1995 reflect immaterial transactions; accordingly, such activities have been included in the 1996 financial statements to facilitate presentation.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the limited history of Web-based email and email advertising. The Company's future success will be dependent upon its ability to create and deliver an effective and competitive email product, the acceptance of the Internet and Web-based email as a medium for advertising, and the Company's ability to develop and provide new services that meet members' changing requirements, including the effective use of leading technologies, to continue to enhance its current services, and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

    (B)  INITIAL PUBLIC OFFERING AND PRO FORMA BALANCE SHEET--UNAUDITED

    In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of its Class A common stock in connection with a proposed initial public offering ("IPO").

    The accompanying pro forma balance sheet as of December 31, 1998 gives effect to (i) the issuance of 3.2 million shares of Class E convertible preferred stock at $5 per share on March 10, 1999 for net cash proceeds of approximately $15.1 million; (ii) the issuance, at the closing of the offering, of an aggregate of 1.5 million shares of Class A common stock to CNET and NBC upon the exercise of $5 per warrant for net proceeds of approximately $7.5 million; (iii) the automatic conversion of all outstanding shares of convertible preferred stock into 13,161,558 shares of Class A common stock upon the closing of this offering; and (iv) the issuance of 2,027,086 shares of Class A common stock at the closing of the offering, in full settlement of the Company's contingent obligations to issue additional equity securities. Such issuances of Class A common shares at the closing of this offering will be recorded as a non-cash dividend to the Company's preferred stockholders. For purposes of the pro forma balance sheet, the amount of the dividend is based on a value of $5 per common share, which is the price paid in the Company's recent

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) private placement (see (i) above). The actual amount of the dividend will be determined using the initial public offering price upon consummation of the offering.

    (C)  USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (D)  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 were approximately $773,000 and $7,727,000, respectively.

    (E)  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

    (F)  DOMAIN ASSETS AND REGISTRATION FEES

    A domain name is the part of an email address that comes after the @ sign (for example, if membername@mail.com is the email address then "mail.com" is the domain name). Domain assets represent the purchase of domain names and are amortized using the straight-line method over their economic useful lives, which has been estimated to be five years. Domain assets are stated at cost. Domain assets acquired in exchange for future payment obligations are stated at the net present value of such payments. Amortization of domain assets is charged to cost of revenues. The Company's policy is to evaluate its domain assets prior to paying its annual registration renewal fees. Any impairment is charged to cost of revenues. Retirements, sales and disposals of domain assets are recorded by removing the cost and accumulated amortization with the resulting amount charged to cost of revenues.

    The Company pays domain name registration fees in advance to InterNIC, a cooperative activity between the US government and Network Solutions, Inc., which is the national registry for domain names in the US. Payment of these fees ensures legal ownership and registration of domain names. The initial registration period is for a two year period with subsequent one year renewal periods. These costs are deferred and amortized over the related registration period.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (G)  IMPAIRMENT OF LONG-LIVED ASSETS

    Periodically, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." During 1997, the Company made an adjustment of $84,000 to reduce the carrying value of a computer system deemed to be impaired.

    (H)  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

    (I)  REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of banner advertisements. Other advertising revenue sources include up-front placement fees and promotions. The Company's advertising products currently consist of banner advertisements that appear on pages within the Company's properties, promotional sponsorships that are typically focused on a particular event and merchant buttons on targeted advertising inventory encouraging users to complete a transaction. Advertising was a new source of revenue in 1998. Previously, the main source of revenue was subscription services. For the year ended December 31, 1998 revenue from advertising approximated $1,117,000. Advertising revenue is recognized as impressions are delivered providing collection is probable. Up-front placement fees represent funds received upon commencement of the contract. Such fees are recorded as deferred revenues and amortized ratably to revenue over the term of the contract.

    The Company trades advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's Web properties. Barter expense is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the barter revenue is recognized. Barter revenues and expenses were approximately $162,000 and $233,000, respectively, during 1998.

    Subscription services are deferred and recognized ratably over the term of the subscription periods of one, two and five years as well as eight years for its lifetime subscriptions. Deferred revenues principally consist of subscription fees received from members for use of the Company's premium email services. The Company is obligated to provide any enhancements or upgrades it develops and other support in

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accordance with the terms of the applicable Mail.com Partner agreements. For the years ended December 31, 1996, 1997 and 1998, revenues from email subscriptions were approximately $2,000, $61,000, and $286,000, respectively.

    Revenues from the sale of domain names are recognized at the time when the ownership of the domain name is transferred provided that no significant Company obligation remains and collection of the resulting receivable is probable. For the years ended December 31, 1996, 1997, and 1998, revenues from the sale of domain names and other related services were approximately $17,000, $112,000, and $92,000, respectively.

    (J)  PRODUCT DEVELOPMENT COSTS

    Product development costs consist principally of salaries and related costs, which are charged to expense as incurred.

    (K)  SALES AND MARKETING COSTS

    Marketing expense includes the costs to acquire and retain subscribers, advertising and other general sales and marketing costs. Sales and marketing costs include expenses related to customer acquisitions of approximately $631,000 and $1,709,000 in cash and approximately $-0- and $2,982,000 in common stock issuances during 1997 and 1998, respectively.

    The Company expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing and totaled approximately $2,000, $8,000, and $300,000 for the years ending December 31, 1996, 1997, and 1998, respectively.

    (L)  FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At December 31, 1997 and 1998, the fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. Substantially all of the Company's cash equivalents were invested in money market accounts. The Company has not experienced any significant credit loss to date. One advertiser accounted for 31% of our revenue and 36% of accounts receivable in 1998. Revenues from the Company's five largest advertisers accounted for an aggregate of 44% of our revenues in 1998. No single customer exceeded 10% of either revenue or accounts receivable in either 1997 or 1996.

    (M)  STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    (N)  BASIC AND DILUTED NET LOSS PER SHARE

    Loss per share is presented in accordance with the provisions of SFAS No.
128. "Earnings Per Share", and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS No. 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per share is equal to basic loss per share since all common stock equivalents are anti-dilutive for each of the periods presented.

    Diluted net loss per common share for the years ended December 31, 1996, 1997 and 1998, does not include the effects of employee options to purchase 2,195,770, 3,933,492 and 6,676,609 shares of common stock, respectively, 0, 0 and 1,699,356 common stock warrants, respectively, 4,185,000, 6,185,000 and 13,161,558 shares of convertible preferred stock on an "as if" converted basis, respectively, and 0, 0 and 2,026,947 shares of Class A, C and E convertible preferred stock issued upon the revised provisions of such agreements as the effect of their inclusion is anti-dilutive during each period.

    (O)  STOCK SPLIT

    Effective September 30, 1998, the Company authorized and implemented a 2-for-1 stock split of all preferred and common stock. Accordingly, all share and per share amounts in the accompanying financial statements have been retroactively restated to effect the stock split.

    (P) RECENT ACCOUNTING PRONOUNCEMENTS

    In April 1998, the American Institute of Certified Public Accounts issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1")." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company does not expect the adoption of SOP 98-1 to have a material effect on its capitalization policy.

    The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive loss and its net loss as reported.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. The Company has determined that it does not have any separately reportable segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to effect the Company, as the Company currently does not have any derivative instruments or hedging activities.

(2)  BALANCE SHEET COMPONENTS

    Property and equipment, including equipment under capital leases, are stated at cost and are summarized as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1997          1998
                                                                    ------------  ------------
Computer equipment and software, including amounts related to capital leases of $960,785 and $2,352,447, respectively.........  $  1,091,579  $  5,174,889
Furniture and fixtures............................................        14,724        38,769
Leasehold improvement.............................................            --        24,050
                                                                    ------------  ------------
                                                                       1,106,303     5,237,708
Less accumulated depreciation and amortization, including amounts related to capital leases of $159,517 and $484,841,
  respectively....................................................       178,275       896,601
                                                                    ------------  ------------
    Total.........................................................  $    928,028  $  4,341,107
                                                                    ------------  ------------
                                                                    ------------  ------------

    Domain assets consist of the following:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1997         1998
                                                                      ----------  ------------
Domain names........................................................  $  755,565  $  1,314,908
Less accumulated amortization.......................................     104,097       304,492
                                                                      ----------  ------------
    Domain assets, net..............................................  $  651,468  $  1,010,416
                                                                      ----------  ------------
                                                                      ----------  ------------

    In connection with acquisition of domain assets, the Company has entered into various domain asset purchase agreements. Payments are due as follows: approximately $169,000 in 1999, $116,000 in 2000, $17,000 in 2001, $21,000 in
2002, $16,000 in 2003, $21,000 in 2004 and $25,000 in 2005.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  BALANCE SHEET COMPONENTS (CONTINUED)
    Accrued expenses consist of the following:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1997         1998
                                                                      ----------  ------------
Partner payments due................................................  $   27,979  $    721,587
Professional fees...................................................     138,066       128,118
Sales commissions...................................................          --        20,500
Travel and entertainment............................................      30,000        77,825
Other...............................................................     124,885       233,583
                                                                      ----------  ------------
    Total...........................................................  $  320,930  $  1,181,613
                                                                      ----------  ------------
                                                                      ----------  ------------

(3)  PARTNER AGREEMENTS

    Throughout 1998, the Company entered into many new Mail.com Partner agreements. Included in these agreements are some percentage of revenue sharing agreements, miscellaneous fees and other customer acquisition costs with Mail.com Partners. The revenue sharing agreements vary for each party but typically are based on selected revenues, as defined, or on a per sign-up basis. As of December 31, 1998, the Company owes approximately $722,000 to various Mail.com Partners under such agreements. Such amounts are included in accrued expenses in the balance sheet.

    The Company has issued stock to some of its Mail.com Partners and capitalizes such issuances when the measurement date for such stock grants is fixed and there is a sufficient disincentive to breach the contract in accordance with Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Such amounts are amortized ratably over the length of the contract commencing on the site launch date.

    In August 1998, the Company entered into a two year agreement with CNN. In consideration of the advertising, subscription and customer acquisition opportunities, CNN received 253,532 shares of Class A common stock upon the commencement of the contract at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $887,362. CNN also has the right to receive a portion of the Company's selected revenues under the agreement, as defined. The value of the stock issuance has been recorded in the 1998 balance sheet as partner advances and is amortized ratably to amortization expense over the contract term. The launch of the services coincided with the contract date. The Company recorded approximately $173,000 of amortization expense in 1998 for this agreement.

    In September 1998, the Company entered into a minimum two year agreement with GeoCities with an automatic one year renewal at the Company's option if GeoCities has not delivered a specified number of sign-ups and two additional one year renewals subject to approval by both parties. In consideration of the advertising, subscription and customer acquisition opportunities, GeoCities received 1,000,000 shares of Class A common stock upon the commencement of the contract at $3.50 per share, the fair market value of Mail.com's common stock on the date of grant, or $3,500,000. The Company is also required to pay GeoCities $1.5 million in three installments, the first of which was paid in December 1998. GeoCities also

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  PARTNER AGREEMENTS (CONTINUED)
has the right to receive a portion of the Company's selected revenues under the agreement, as defined. The value of the stock issuance and cash payments have been recorded in the 1998 balance sheet as partner advances and will be amortized ratably to amortization expense over the contract term commencing upon the launch of the services which is expected to be April 1999. Yahoo! recently announced its agreement to acquire GeoCities. The acquisition is expected to close by May 1999. If GeoCities were to breach the contract prior to the launch date, all of the shares issued in connection with this agreement would be returned to the Company. If GeoCities were to breach the contract after the launch date, a pro rata portion of the shares issued would be returned to the Company based upon GeoCities performance until such breach.

    The Company issued an additional 577,629 shares of its common stock at varying prices in 1998 in connection with certain strategic partnership agreements. When stock issuances are either contingent upon the achievement of certain targets or the measurement date is not fixed, the Company expenses the issuance of such stock at the time such stock is issued or the targets are achieved at the then fair market value of the Company's stock. Such amounts aggregated approximately $2,809,000 for the year ended December 31, 1998 and are included in sales and marketing expenses in the 1998 statement of operations.

    The Company's partnership agreement with Lycos expired on October 8, 1998, shortly after Lycos acquired WhoWhere, a competitor which provides personal homepage and Webmail services. Compaq, which owns the AltaVista Web site, recently entered into a strategic relationship with Microsoft. As part of that relationship, AltaVista agreed to offer Microsoft's Hotmail Webmail service starting in July 1999, when the Company's contract with AltaVista expires. While the Company will continue to own the right to serve the majority of the affected members after the expiration of these contracts, it cannot be sure that these members will continue to use its service as actively as the members have in the past, if at all.

    The following are contracts that require substantial minimum payments and/or payments in the form of stock contingent upon the occurrence of certain events. The issuance of such shares of Class A common stock will be accounted for at its fair market value on the date of issuance:

       - AltaVista has the option of receiving $1.00 in cash plus 0.25 shares of our Class A common stock for each confirmed member registration at their Web site through June 30, 1990.

       - The Company will issue to CNET, Snap and NBC an aggregate of 1.25 shares of our Class A common stock for each member who registers at their sites through December 31, 1999, up to a maximum of two million members. The Company will also issue 0.5 shares of our Class A common stock for each subsequent registration until December 31, 2000, subject to a maximum of four million members (including members who registered prior to December 31, 1999). The Company has guaranteed NBC a minimum of 210,000 shares of Class A common stock if they launch the Company's services.

       - The Company issued to RemarQ 30,000 shares of the Company's Class A common stock upon execution of the agreement and RemarQ can receive 40,000 shares of Class A common stock for every 25,000 active members that they generate during the 7 1/2 month term of the contract, up to a total of 100,000 active members.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  PARTNER AGREEMENTS (CONTINUED)
    Certain Mail.com Partner agreements require minimum cash and/or equity payments which aggregated $3.7 million of which $2.2 million is due in 1999 and $1.5 million is due in 2000. Additional amounts become payable to certain Mail.com Partners upon achieving varying subscriber levels.

(4)  INVESTMENT IN AFFILIATED COMPANIES

    The Company has a minor investment in two of its Mail.com Partners, a white page directory Web site and an Internet Service Provider. The investments are accounted for on the cost basis as the Company owns less than 20% of each company's stock and are stated at the lower of cost or market value.

(5)  LEASES

    The Company sold certain assets for approximately $710,000 and $643,000 in 1997 and 1998, respectively. The assets were leased back from the purchaser over 4-5 years. The Company recognized a $8,000 loss in 1998 in connection with the sale-leaseback. The Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ending December 31, 1996, 1997, and 1998 were approximately $21,000, $70,900, and $380,100, respectively.

    The Company's lease obligations are collateralized by certain assets at December 31, 1998. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                                   CAPITAL        OPERATING
YEAR ENDING DECEMBER 31,                                           LEASES          LEASES
--------------------------------------------------------------  -------------  ---------------
1999..........................................................   $   714,952    $     626,974
2000..........................................................       659,274          625,471
2001..........................................................       522,164          337,920
2002..........................................................       378,783            3,203
2003..........................................................       327,927
Later years through 2005......................................        15,227
                                                                -------------  ---------------
    Total minimum lease payments..............................     2,618,327    $   1,593,568
                                                                               ---------------
                                                                               ---------------
Less estimated executory costs................................        67,857
                                                                -------------
    Net minimum lease payments................................     2,550,470
Less amount representing interest (at a weighted-average
  interest rate of 11.5%).....................................       633,278
                                                                -------------
Present value of net minimum capital lease payments...........     1,917,192
Less current portion of obligations under capital leases......       479,461
                                                                -------------
Obligations under capital leases, excluding current portion...   $ 1,437,731
                                                                -------------
                                                                -------------

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK

AUTHORIZED SHARES

    During 1997, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company was authorized to issue was 54,000,000 shares: 32,000,000 of these shares were Class A Common Stock, 10,000,000 shares were Class B Common Stock and 12,000,000 shares were Class A Preferred Stock, all classes having a par value of $0.01.

    On October 1, 1998, the Company amended and restated its certificate of incorporation, to increase the number of authorized shares to 104,000,000, consisting of 60,000,000 and 10,000,000 shares of Class A and Class B Common Stock, respectively; and 12,000,000, 12,000,000 and 10,000,000 shares of Class A, C, and D Preferred Stock respectively; (collectively "Preferred Stock"), all classes with a par value of $0.01 per share.

    In March 1999, the Company amended and restated its certificate of incorporation; to increase the number of authorized shares to 180,000,000 consisting of 110,000,000 and 10,000,000 shares of Class A and Class B common stock, respectively; and 12,000,000, 12,000,000, 10,000,000 and 10,000,000
shares of Class A, C, D and E Preferred Stock respectively; and 16,000,000 undesignated Preferred shares (collectively "Preferred Stock"), all classes with a par value of $0.01 per share.

COMMON STOCK

    During 1996, the Company issued 2,422,500 shares of Class A common stock (at $0.005 per share) and 10,000,000 shares of Class B common stock (at $0.10 per share) to its founders in exchange for $1,012,113; comprised of $550,000 in cash and $462,113 in stock subscriptions receivable of which $450,000 was paid during 1997 and $12,113 was paid in 1998. Also during 1996, the Company issued 1,675,000 shares of Class A common stock (at approximately $0.10 per share) in connection with a domain asset purchase agreement. During 1998, Mail.com issued 1,831,161 shares of its Class A common stock to various Mail.com Partners (see note 3).

CONVERTIBLE PREFERRED STOCK

    CLASS A PREFERRED STOCK

    In May 1997, the Company completed a private placement of 3,460,000 shares of Class A Preferred Stock at $1.00 per share for an aggregate price of approximately $3,460,000, of which $2,575,000 was received in cash, $715,000 in stock subscriptions receivable (all of which was paid during the first quarter of 1998) and $170,000 was contributed in the form of equity securities and services. The sale of securities was done in three stages. Proceeds were held in escrow and released upon meeting certain milestones, namely: 1) $50,000 of receipts in subscription revenue, and 2) $50,000 of receipts in banner advertising, email and other revenues (excluding subscriptions). These milestones were met during 1997 and all proceeds were released from escrow prior to the end of 1997.

    Each share of Class A preferred stock shall automatically be converted into one share of Class A common stock immediately upon an underwritten initial public offering equal to or greater than $20,000,000 of company stock at an offering price of $5 per share or greater (adjusted to reflect subsequent stock splits, combinations, stock dividends, and recapitalizations).

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
    At the earlier of 30 months or the sale of all or substantially all of the assets or stock of the Company, each purchaser shall be issued additional Class A preferred stock, without paying additional consideration, so that, after giving effect to such issuance, the effective price of all issued shares shall be reduced as follows: the adjusted share price shall be the greater of 1) $0.50; or 2) 10% of the highest price per share offered to the purchasers in any public or private sale to a third party, in which the purchasers declined an opportunity to sell their shares; or 3) 10% of the price per share in a Company sale. However in no event shall the adjusted share price exceed $1.00 per share.

    During March 1999, with the consent of the Class A preferred shareholders, the Company agreed to eliminate the Class A contingent additional stock issuance obligation described above in exchange for giving the existing Class A preferred shareholders 968,800 shares of Class A preferred shares, provided the Company completes an IPO before July 31, 1999, provided the IPO price is greater than $5 per share, Class A preferred shares will automatically convert into the same number of Class A common stock upon the closing of the IPO.

    REDEEMABLE CLASS C PREFERRED STOCK

    In July and August 1998, a private placement of 3,776,558 of Class C preferred shares with detachable warrants at a combined offering price of $3.50 per share ($3.455 per preferred C share and $0.12857 per warrant with each share having 0.35 warrants) was completed for approximately $13,218,000. Such stock is redeemable at the option of the holders in three equal annual installments commencing five years from the date of purchase.

    All of the preferred shares will automatically convert into one share of Class A common stock in the event the Company closes a firm commitment for an underwritten initial public offering with gross proceeds of at least $20,000,000 at an offering price per share of at least 200% of the then applicable conversion price (adjusted for splits, dividends, etc.).

    In the event that the Company does not provide the Class C preferred shareholders with an offer to purchase their shares for a cash price equal to or greater than 3.0 times the combined offering price within 24 months of the date of purchase (such period to be extended to 30 months in the event the Company has completed a qualified offering within 24 months from the date of purchase) the stock price will be reduced ratably to a floor of $2.00 per share through the issuance of additional shares.

    During March 1999, with the consent of the Class C preferred shareholders, the Company agreed to revise the Class C conversion price from $3.50 to $2.80 in exchange for eliminating the Class C additional contingent stock issuance obligation provisions described above. This revision will equate to an additional 944,139 shares of Class C preferred stock being issued to the Class C preferred shareholders upon the closing of the IPO. Such preferred shares will be issued, and automatically convert into the same number of Class A common stock upon the closing of the IPO.

CONVERSION

    If the IPO is consummated under the terms currently anticipated, upon the closing 6,185,000 and 3,776,558 shares of Class A and C convertible preferred stock, respectively, representing all of the

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
outstanding shares of the convertible preferred stock, shall automatically convert into 9,961,558 shares of Class A common stock. In addition, the 3.2 million Class E Preferred shares will automatically convert into the same number of Class A common stock upon closing of the IPO. Further, the Class A, C and E preferred shares additional contingent stock issuance obligation provisions provide for the issuance of 968,800, 944,000 and 114,147, preferred shares respectively, which will all be issued, and automatically convert into the same number of Class A common stock upon the closing of the IPO.

WARRANTS

    As part of the Private Placement of Class C preferred shares in July and August 1998, 1,321,778 detachable warrants were also issued for proceeds of $169,941 at a value of $0.12857 per warrant. The Company has the right to repurchase the warrants, or a portion of the warrants, at a price of $0.005 per warrant if: 1) the holders of Class C preferred Stock are offered an opportunity to sell their stock at a price of $10.50 per share or greater within 24 months after the closing date, or 30 months after the closing date if the Company has completed a qualified offering; or 2) the Company has net revenues, as defined, during the 12 month period beginning the month after closing date in an amount equal to or greater than $35,000,000. If net revenues during that period are greater than $25,000,000 but less than $35,000,000, the Company will be entitled to repurchase a pro-rata portion of the warrants. The warrants may be exercised in the event that they are not repurchased within the 24 or 30 month period, or immediately before a merger, consolidation, sale of all or most of the assets of the Company, or a liquidation or dissolution of the Company. In connection with the March 1999 Class C additional contingent stock issuance obligation described above, all such warrants shall be cancelled upon the closing of the IPO.

    In addition, warrants were also issued in July and August 1998 to purchase 179,356 shares of Class A common stock at an exercise price of $3.50 per share. The terms of these warrants are substantially identical to the terms of the warrants issued with the Class C preferred stock, except for the additional contingent stock issuance obligation and warrant provisions, anti-dilution provisions, registration rights and cashless exercise. These warrants are exercisable for a period of five years.

CLASS D PREFERRED STOCK

    In July 1998, the Company authorized 10,000,000 shares Class D preferred stock (after giving effect to the October 2, 1998, 2-for 1 stock split), however, no shares have been issued to date.

CLASS E PREFERRED STOCK

    In March 1999, the Company completed a private placement of 3.2 million shares of Class E preferred stock at $5.00 per shares for net proceeds of $15,100,000. These shares will automatically convert to an equivalent number of Class A common shares upon the closing of the IPO. These shares also include a additional contingent stock issuance obligation provision similar to the Class A and C preferred share obligation whereby the Class E shareholders will receive an additional 114,147 shares of Class E preferred shares which will automatically convert to Class A common stock upon the closing of the IPO.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
UNDESIGNATED PREFERRED SHARES

    The Company is authorized, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more classes or series. 16,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

VOTING RIGHTS

    Each share of Class A common stock and Class A and C preferred stock shall have one vote per share. Each share of Class B common stock shall have ten votes per share.

LIQUIDATION PREFERENCE

    In the event of any liquidation or winding up of the Company, holders of the Class A and C preferred stock and the Class B common stock will be entitled, on a pro rata basis, in preference to the holders of the Class A common stock, an amount equal to the applicable purchase price per share plus any accrued but unpaid dividends.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6)  CAPITAL STOCK (CONTINUED)
    The following summarizes the Company's preferred stock liquidation preferences:

                                                                     REDEEMABLE
                                                                    CONVERTIBLE     CONVERTIBLE
                                                                     PREFERRED       PREFERRED
                                                                       STOCK           STOCK        COMMON STOCK
                                                                      CLASS C         CLASS A         CLASS B
                                                                   --------------  --------------  --------------
Number of shares.................................................             --         400,000      10,000,000
Price per share..................................................             --    $       0.41    $       0.10
                                                                   --------------  --------------  --------------
Total consideration..............................................             --    $    165,000       1,000,000
Issuance of stock in exchange of domain asset....................             --          22,580              --
Subscription receivable..........................................             --              --        (450,000)
Liquidation value at December 31, 1996...........................             --         187,580         550,000
                                                                   --------------  --------------  --------------
Number of shares.................................................             --       3,290,000              --
Price per share..................................................             --           $1.00              --
                                                                   --------------  --------------  --------------
Total consideration(1)...........................................             --    $  3,290,000              --
Subscription receivable..........................................             --        (715,000)        450,000
Issuance of preferred stock in exchange for asset................             --         100,000              --
Issuance of stock for services...................................             --          70,000              --
                                                                   --------------  --------------  --------------
Liquidation value at December 31, 1997...........................             --       2,932,580       1,000,000
                                                                   --------------  --------------  --------------
Number of shares.................................................      3,776,558       2,000,000              --
Price per share..................................................          $3.45           $2.00              --
                                                                   --------------  --------------  --------------
Total consideration(2)...........................................  $  13,047,650   $   4,000,000              --
Subscription receivable..........................................             --         715,000              --
                                                                   --------------  --------------  --------------
Liquidation value at December, 1998..............................  $  13,047,650   $   7,647,580   $   1,000,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

------------------------

1.  Excludes issuance costs of $54,640

2.  Excludes issuance costs of $226,696 and $723,900 respectively

(7)  CNET/SNAP STOCK OPTION

    In 1998, the Company entered into a partner agreement with CNET, Inc. which was amended shortly thereafter to include the newly formed Snap, LLC. During March 1999, Snap assigned their rights to NBC. As part of this agreement, on November 6, 1998, when 250,000 users completed subscriptions for the Email.com service, a stock option for 1,500,000 Class A preferred shares was granted at an exercise price of the lesser of $5.00 per share (the fair market value at the date of grant) or the IPO price. This option expires on the earlier of (a) December 31, 1999 or (b) the closing of a firm commitment, underwritten initial public offering of common stock by Mail.com. The Company recorded a non-cash charge of approximately $371,000, based upon the fair market value of the stock option, using a Black Scholes option pricing model. Such amount is included in sales and marketing in the 1998 statement of operations. In March 1999, CNET and NBC exercised their options in accordance with this agreement by placing the

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7)  CNET/SNAP STOCK OPTION (CONTINUED)
proceeds of approximately $7.5 million in an escrow account. Upon the closing of the IPO, funds from the exercise of the warrant in accordance with the agreement will be disbursed to the Company and the shares of the Class A common stock relating to the warrant will be issued to CNET and NBC.

(8)  LYCOS STOCK OPTION

    In October 1997, the Company entered into a partner agreement with Lycos, Inc. As part of this agreement, a stock option for 2,000,000 Class A Preferred shares was granted at an exercise price of $2.00 per share, the fair market value at the date of grant. The Company recorded a non-cash charge of $52,000, based upon the fair market value of the stock option, using a Black Scholes option pricing model. In March 1998, Lycos exercised its option in accordance with this agreement whereby the Company received 100,062 shares of Lycos stock valued at $39.98 per share on the closing date, which the Company sold over the next week for proceeds totaling approximately $4.4 million. The Company recognized a gain of approximately $438,000 on such sale.

(9)  STOCK OPTIONS

    During 1996, the Company established the 1996 Stock Option Plan. Under the Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 1,000,000 common shares.

    In 1997, the 1997 Stock Option Plan was approved by the Board of Directors and Shareholders and provided for the issuance of 3,500,000 options, including both incentive stock and nonqualified stock options.

    During 1998, the Board of Directors, approved the 1998 Stock Option Plan providing for the issuance of 1,500,000 options, including both incentive stock and nonqualified stock options. Most options are granted at fair market value, except as noted below, and are for periods not to exceed 10 years.

    During 1998, 402,975 options were issued to a key executive at an exercise price of $2 per share, such options were contingent upon the Company achieving specified advertising revenue targets. This resulted in compensation expense of approximately $1,100,000 which is included in sales and marketing expenses.

    The Company applies APB No. 25 and related interpretations in accounting for its stock options issued to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost has been recognized for its stock option grants to employees and directors. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  STOCK OPTIONS (CONTINUED)
consistent with the method of SFAS No. 123, the Company's net loss would have increased the pro forma amounts for each year indicated below:

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       1996          1997            1998
                                                    -----------  -------------  --------------
Net loss:
  As reported.....................................  $  (544,712) $  (2,995,753) $  (13,515,282)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
  Pro forma.......................................  $  (704,594) $  (3,594,618) $  (14,823,443)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
Net loss per share:
  As reported.....................................  $     (0.04) $       (0.21) $        (0.93)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------
  Pro forma.......................................  $     (0.05) $       (0.25) $        (1.01)
                                                    -----------  -------------  --------------
                                                    -----------  -------------  --------------

    The resulting effect on the pro forma net loss disclosed for the year ended December 31, 1996, 1997 and 1998 is not likely to be representative of the effects on the net loss on a pro forma basis in future years, because the pro forma results include the impact of only one and two years respectively, of grants and related vesting, while subsequent years will include additional grants and vesting.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following weighted average assumptions used for grants in 1996, 1997 and 1998: dividend yield of zero (0%) percent, risk-free interest rate ranging from 5.81% to 6.89% and expected life of 10 years. As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public marker for the company's stock, no factor for volatility has been reflected in the option pricing calculation.

    A summary of stock option activity and weighted average exercise prices is as follows:

                                                               1996                     1997                     1998
                                                      -----------------------  -----------------------  -----------------------
                                                                   WEIGHTED                 WEIGHTED                 WEIGHTED
                                                                    AVERAGE                  AVERAGE                  AVERAGE
                                                                   EXERCISE                 EXERCISE                 EXERCISE
                                                       OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                                                      ----------  -----------  ----------  -----------  ----------  -----------
Options outstanding at beginning of year............          --          --    2,195,770   $    0.27    3,933,492   $    0.93
                                                      ----------               ----------               ----------
Options granted.....................................   2,195,770   $    0.27    2,144,930   $    1.50    2,571,730   $    3.38
Options canceled....................................          --          --     (407,208)  $    0.29     (231,587)  $    1.10
                                                      ----------               ----------               ----------
Options outstanding at end of year..................   2,195,770   $    0.27    3,933,492   $    0.93    6,273,635   $    1.75
                                                      ----------               ----------               ----------
                                                      ----------               ----------               ----------
Options exercisable at year end.....................   1,429,976                2,108,028                3,230,469
Weighted average fair value of options granted
  during the year...................................  $     0.12               $     0.81               $     1.59

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  STOCK OPTIONS (CONTINUED)
    The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                      OPTIONS OUTSTANDING
                --------------------------------              OPTIONS EXERCISABLE
                                  WEIGHTED        --------------------------------------------
     RANGE OF                      AVERAGE           WEIGHTED                     WEIGHTED
     EXERCISE     NUMBER          REMAINING           AVERAGE        NUMBER        AVERAGE
       PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE   EXERCISABLE EXERCISE PRICE
--------------  -----------  -------------------  ---------------  ----------  ---------------
0$.10-$0.20...     920,255             7.55          $    0.11        650,255     $    0.11
0     $.50.........    906,440           7.95        $    0.50        779,721     $    0.50
1     $.00.........    894,557           8.25        $    1.00        617,057     $    1.00
2     $.00.........  1,455,653           8.95        $    2.00        810,755     $    2.00
3     $.50.........  1,826,730           9.36        $    3.50        372,087     $    3.50
5     $.00.........    270,000           9.85        $    5.00            594     $    5.00
                -----------                                        ----------
                 6,273,635                                          3,230,469
                -----------                                        ----------
                -----------                                        ----------

(10)  INCOME TAXES

    There is no provision for federal, state or local income taxes for all periods presented, since the Company has incurred losses since inception. At December 31, 1998, the Company had approximately $13.7 million of federal net operating loss carryforwards available to offset future taxable income, such carryforwards expire in various years through 2018. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is not more likely than not that these assets will be realized. The tax effect of temporary differences that give rise to significant portions of federal deferred tax assets principally consists of the Company's net operating loss carryforward.

    Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. The Company has not yet determined whether an ownership change has occurred.

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(10)  INCOME TAXES (CONTINUED)
    The effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below.

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                      1997           1998
                                                                  -------------  -------------
Deferred tax assets:
Net operating loss carryforwards................................  $   1,490,625  $   6,292,415
Deferred revenues...............................................        102,442        978,578
Accounts receivable principally due to allowance for doubtful
  accounts......................................................             --         42,504
Non-cash compensation...........................................             --        504,344
Other...........................................................         38,640         61,640
                                                                  -------------  -------------
    Gross deferred tax assets...................................      1,631,707      7,879,481

    Less: valuation allowance...................................     (1,625,551)    (7,828,918)
                                                                  -------------  -------------
      Net deferred tax assets...................................          6,156         50,563

Deferred tax liabilities:
    Plant and equipment, principally due to differences in
      depreciation..............................................         (6,156)       (50,563)
                                                                  -------------  -------------
Gross deferred tax liabilities..................................         (6,156)       (50,563)
                                                                  -------------  -------------
                                                                  $          --  $          --
                                                                  -------------  -------------
                                                                  -------------  -------------

(11)  VALUATION AND QUALIFYING ACCOUNTS

                                                                            ADDITIONS
                                                           BALANCE AT      CHARGED TO
                                                            BEGINNING         COSTS        DEDUCTIONS/   BALANCE AT END
                                                             OF YEAR      AND EXPENSES     WRITE-OFFS       OF YEAR
                                                          -------------  ---------------  -------------  --------------
For the year ended December 31, 1996:
  Allowance for doubtful accounts.......................    $      --       $      --       $      --      $       --
                                                                -----         -------           -----         -------
                                                                -----         -------           -----         -------
For the year ended December 31, 1997:
  Allowance for doubtful accounts.......................    $      --       $      --       $      --      $       --
                                                                -----         -------           -----         -------
                                                                -----         -------           -----         -------
For the year ended December 31, 1998:
  Allowance for doubtful accounts.......................    $      --       $  92,401       $       0      $   92,401
                                                                -----         -------           -----         -------
                                                                -----         -------           -----         -------

(12)  SUBSEQUENT EVENTS--UNAUDITED

    The Company entered into various agreements in the first quarter of 1999. Such agreements range in duration and purpose (i.e., domain asset purchase, Mail.com Partner agreements). The Company issued 225,000 Class A common shares at $5 per share, totalling $1,125,000, for the purchase of certain domain

                                 MAIL.COM, INC.

                           DECEMBER 31, 1997 AND 1998

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) SUBSEQUENT EVENTS--UNAUDITED (CONTINUED) assets. One of the Mail.com Partner agreements calls for a minimum payment of approximately $2.1 million over the life of the agreement (one year and nine months). The Company issued 278,716 shares of Class A common stock through February 1999 to CNET/Snap in connection with its Mail.com Partner agreement.

    During the first quarter of 1999, the Company issued 149,750 options to employees at $5 per share, the fair market value of the Company's common stock on the date of grant; and 257,661 shares of Class A common shares valued at $5 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                                 MAIL.COM, INC.

                                  COMMON STOCK

                                     [LOGO]

                               ------------------

                              P R O S P E C T U S

                                      , 1 9 9 9
                               ------------------

                              SALOMON SMITH BARNEY

               PAINEWEBBER INCORPORATED

                                ---------------

                            WIT CAPITAL CORPORATION
                                 DLJDIRECT Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses expected to be incurred by the registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Markets listing fee.

                                                                                                        PAYABLE BY
                                                                                                        REGISTRANT
                                                                                                        -----------
SEC registration fee..................................................................................   $  15,985
National Association of Securities Dealers, Inc. filing fee...........................................       6,250
Nasdaq National Markets Listing Fee...................................................................      95,000
Accounting fees and expenses..........................................................................           *
Legal fees and expenses...............................................................................           *
Printing and engraving expenses.......................................................................           *
Blue Sky fees and expenses............................................................................           *
Registrar and Transfer Agent's fees...................................................................           *
Miscellaneous fees and expenses.......................................................................           *
                                                                                                        -----------
Total.................................................................................................   $       *
                                                                                                        -----------
                                                                                                        -----------

------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The registrant's amended and restated certificate of incorporation in effect as of the date hereof provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant owns liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    COMMON STOCK AND PREFERRED STOCK. The registrant from time to time has issued both common and preferred stock to investors, consultants and other third parties in connection with business transactions in reliance upon exemption from registration pursuant to Section 4(2) or Rule 701 of the Securities Act of 1933.

    In March 1996, the registrant sold a total of 10,000,000 shares of Class B common stock for $1,000,000 to Gerald Gorman, one of our founders. Concurrently, the registrant sold 2,422,500 shares of Class A common stock in the aggregate for $12,113 to Gerald Gorman, Gary Millin, our President, Anthony Millin, Jean Brodsky and Bob Helfant, our Senior Vice President.

    In June 1996, the registrant sold 1,675,000 shares of Class A common stock and 225,000 shares of Class A preferred stock to Eric Woodward and David Milligan, in the name of Vanity Mail, for $200,000, in consideration for the purchase of various domain names and the Vanity Mail Web site.

    In October 1997, the registrant sold 400,000 shares of Class A preferred stock to InfoSpace.com for $165,000 at $0.41 per share.

    On May 27, 1997 and December 17, 1997 the registrant sold an aggregate of 3,460,000 shares of Class A preferred stock at $1.00 per share of which $2,575,000 was received in cash, $715,000 in stock subscriptions and $170,000 in contributions in the form of equity securities and shares to Gerald Gorman, the Chairman and Chief Executive Officer of the registrant and William Donaldson, Stephen Ketchum, and Jack Kuehler, each a director of the registrant.

    In May 1997, the registrant granted options to purchase 20,000 shares of Class A common stock at an exercise price of $1.00 per share to Barry Layne, which purchase price was paid by performance of services.

    In October 1997, the registrant entered into a partner agreement with Lycos, Inc. As part of this agreement, a stock option for 2,000,000 Class A preferred shares was granted at an exercise price of $2.00 per share, the fair market value at the date of grant. The registrant recorded compensation expense of $52,000, based upon the fair market value of the stock option. In March 1998, Lycos exercised its option in accordance with this agreement whereby the registrant received 100,062 shares of Lycos stock valued at $39.98 per share on the closing date, which the registrant sold over the next week for proceeds totaling approximately $4.4 million.

    In January 1998, the registrant sold 2,744 shares of Class A common stock for $2.00 per share to Mr. F. Connolly.

    On July 31, 1998 and August 31, 1998, the registrant sold an aggregate of 3,776,558 shares of Class C preferred stock at $3.50 per share, and detachable warrants at $0.25714 per warrant to purchase an aggregate of 1,321,795 shares of Class C preferred stock at a price equal to the Class C conversion price, as set forth in the articles of incorporation of the registrant, for a price of $13,218,000. Purchasers of Class C preferred stock in this offering included John R. Whitman, a director of the registrant and The Whitman Children Irrevocable Trust.

    In August 1998, the registrant issued 253,532 shares of Class A common stock valued at $3.50 per share to CNN in performance of obligations pursuant to our contract dated August 10, 1998.

    In June and September of 1998, the registrant issued 52,725 shares of Class A common stock valued at $3.50 and $5.00 per share to AltaVista for shared advertising revenues, pursuant to the contract dated July 1, 1998 in performance of the registrant's obligations.

    In September 1998, the registrant issued 1,000,000 shares of Class A common stock to GeoCities valued at $3.50 per share pursuant to a contract dated September 10, 1998.

    Beginning September 1998, the registrant has issued 300,802 shares of Class A common stock valued at $5.00 per share to CNET. Additionally, the registrant issued 451,763 shares of Class A common stock to Snap valued at $5.00 per share. Both of these issuances were made in performance of the registrant's obligations under contracts dated May 13, 1998 as amended.

    In December 1998, the registrant issued 30,000 shares of Class A preferred stock valued at $5.00 per share to RemarQ pursuant to our contract dated January 1, 1999.

    In January 1999, the registrant issued 225,000 shares of Class A common stock valued at $5.00 per share to Lansoft pursuant to our contract January 26, 1999.

    On March 10, 1999, Mail.com sold an aggregate of 3,200,000 shares of Class E preferred stock of the registrant at $5.00 per share. The $16 million purchase price was paid in cash. Purchasers of Class E preferred stock in this offering include John R. Whitman, a director of the registrant, and The Whitman Children Irrevocable Trust, Gerald Gorman, the Chairman and Chief Executive Officer of the registrant, Stephen Ketchum, a director of the registrant, Debra L. McClister, the Chief Financial Officer of the registrant and Lon Otremba, Chief Operating Officer of the registrant.

    WARRANTS. The registrant from time to time has granted warrants to investors, consultants and other third parties in connection with business transactions in reliance upon exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                             NUMBER OF    EXERCISE
                                                                                               SHARES       PRICE
                                                                                             ----------  -----------
January 1, 1996 to December 31, 1996.......................................................          --          --
January 1, 1997 to December 31, 1997.......................................................   2,020,000   $    1.99
January 1, 1998 to December 31, 1998.......................................................   1,699,356   $    4.79
January 1, 1999 to March 10, 1999..........................................................          --          --

    OPTIONS. The registrant from time to time has granted stock options to employees and directors in reliance upon exemption from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended.

                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                             NUMBER OF    EXERCISE
                                                                                               SHARES       PRICE
                                                                                             ----------  -----------
January 1, 1996 to December 31, 1996.......................................................   2,195,770   $    0.27
January 1, 1997 to December 31, 1997.......................................................   2,144,930   $    1.50
January 1, 1998 to December 31, 1998.......................................................   2,974,705   $    3.19
January 1, 1999 to March 10, 1999..........................................................     149,750   $    5.00

    The above securities were offered and sold by the registrant in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

      1.1* Form of Underwriting Agreement.

      3.1* Amended and Restated Certificate of Incorporation.

      3.2* Bylaws.

      4.1* Specimen common stock certificate.

      5.1* Opinion of Winthrop, Stimson, Putnam & Roberts re: validity of the securities.

     10.1* Employment Agreement between Mail.com and Gary Millin.

     10.2* Employment Agreement between Mail.com and Lon Otremba.

     10.3* Employment Agreement between Mail.com and Debra McClister.

     10.4* Stock Purchase Agreement between Mail.com and Charles Walden.

     10.5* 1996 Employee Stock Option Plan.

     10.6* 1997 Employee Stock Option Plan.

     10.7* 1998 Employee Stock Option Plan.

     10.8* 1999 Employee Stock Option Plan.

     10.9* Lease between Mail.com and Braun Management and six amendments thereto, with the most recent dated May 21, 1998.

    10.10* Lease between Mail.com and Spitfire Marketing Systems Inc. dated August 14, 1998.

    10.11* Space License Agreement and two amendments thereto between Mail.com and Telehouse
           International Corporation of America, Inc.

    10.12* Lease between Mail.com and 55 Madison Associates dated September 15, 1998.

    10.13* Class A Preferred Stock Purchase Agreement dated May 27, 1997.

    10.14* Class C Preferred Stock Purchase Agreement dated July 31, 1998.

    10.15* Waiver, Consent and Amendment to Class A Preferred Stock Purchase Agreement and
           Investors' Rights Agreement, dated July 31, 1998.

    10.16* Accession Agreement among Mail.com and Primus Capital Fund IV Limited Partnership and
           the Primus Executive Fund Limited Partnership dated August 31, 1998.

    10.17* Letter Agreement among Gerald Gorman, Primus Capital Fund Limited Partnership and the
           Primus Executive Fund Limited Partnership dated August 31, 1998.

    10.18* Class E Preferred Stock Purchase Agreement dated March 10, 1999.

    10.19* Class E Preferred Stock Investors' Rights Agreement dated March 10, 1999.

    10.20* Investors' Rights Agreement between GeoCities, Inc. and Mail.com, Inc. dated
           September 10, 1998.

    10.21* Agreement between GeoCities, Inc. and Mail.com, Inc. dated September 10, 1998.

    10.22* Observer Rights Agreement among the Company, Primus, et. al., and Sycamore Ventures dated August 31, 1998.

    10.23* Investors' Rights Agreement between NBC Multimedia, Inc., CNET, Inc. and Mail.com,
           Inc. dated March 1, 1999.

     11.1  Statement re: Computation of Basic and Diluted Net Loss Per Share.

     23.1  Consent of KPMG LLP.

     23.2* Consent of Winthrop, Stimson, Putnam & Roberts (included in Exhibit 5.1).

     24.1  Powers of Attorney (See Signature Page on Page II-7).

     27.1  Financial Data Schedule.

*   To be supplied by amendment.

------------------------

    (b) Financial Statement Schedules.

    None.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
    (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 12th day of March, 1999.

                                MAIL.COM, INC.

                                By:  /s/ GARY MILLIN
                                     -----------------------------------------
                                     Name: Gary Millin
                                     Title: President

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of Mail.com, Inc., (the "Company") hereby severally constitute and appoint Gerald Gorman, Chairman and Chief Executive Officer, and Gary Millin, President and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 12th, 1999:

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
      /s/ GERALD GORMAN         Chairman & Chief Executive
------------------------------    Officer, Director            March 12, 1999
        Gerald Gorman

       /s/ GARY MILLIN          President, Director
------------------------------                                 March 12, 1999
         Gary Millin

       /s/ LON OTREMBA          Chief Operating Officer,
------------------------------    Director                     March 12, 1999
         Lon Otremba

    /s/ DEBRA L. MCCLISTER      Executive Vice President &
------------------------------    Chief Financial Officer      March 12, 1999
      Debra L. McClister

      /s/ CHARLES WALDEN        Executive Vice President,
------------------------------    Technology, Director         March 12, 1999
        Charles Walden

   /s/ WILLIAM J. DONALDSON     Director
------------------------------                                 March 12, 1999
     William J. Donaldson